
03045576

12/22

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME BlueScope Steel

*CURRENT ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34676 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 1/12/04


BLUESCOPE
STEEL



INSPIRATION STRENGTH

BLUESCOPE STEEL LIMITED ANNUAL REPORT 2002/03

FRONT COVER:
AS A TRIBUTE TO AN ARROW IN FLIGHT, THE HUGE STEEL AWNING OF THE ARCHERY PAVILION AT SYDNEY'S OLYMPIC SPORTS PRECINCT IS CALIBRATED TO SOAR, HOVER AND TWIST ALONG ITS 100 METRE TRAJECTORY.
ARCHITECTS - STUTCHBURY & PAPE, ARCHERY 2000, NEWINGTON, NEW SOUTH WALES.

BLUESCOPE STEEL LIMITED ABN 16 000 011 058

NET PROFIT AFTER TAX OF $452 MILLION

RETURN ON INVESTED CAPITAL OF 14.5%

EARNINGS PER SHARE OF 57.1 CENTS

CASH FLOW OF $598 MILLION (UP 163%)

DEBT DOWN TO $168 MILLION
(2.4% OF NET DEBT + EQUITY)

RECORD PRODUCTION OF 6.5 MILLION TONNES OF RAW STEEL

BEST EVER SAFETY OUTCOMES

INSPIRED STEEL SOLUTIONS

A DIFFERENT KIND OF STEEL COMPANY



GRAHAM KRAEHE, CHAIRMAN

CHAIRMAN'S REPORT
DELIVERING RESULTS FOR OUR SHAREHOLDERS

Inspiration, strength and colour, the theme for our Annual Report taken from the wording of *Our Bond*, are apt words to sum up the events of this past year. It has been a privilege to be involved with this iconic Australasian business and have the chance to help re-fashion it into the strong, independent company that it has become.

We had the advantage of beginning from a strong base – a healthy business with 88 years of history, sound values and significant assets. Everyone involved in the Company has worked as a team to capitalise on the unique opportunity presented to us, and together we have had an inspirational year marked with many colourful moments and milestones.

The initial focus was on completing the separation of the Company from our former parent. Our listing as a public corporation occurred on 15 July 2002, with the legal separation entirely complete by 22 July 2002. Our shares initially traded at a price of $2.90. Since that time, the investment market has increasingly recognised the performance and worth of the Group.

SHAREHOLDER VALUE

Since the Company's listing, the focus has been squarely on the creation of shareholder value, through continuing profitability and growth in value. This is reflected in our inaugural net profit after tax of $452 million, and net cash flow of $598 million. The strength of our financial performance reflects the underlying calibre of our assets and the exceptional efforts of our people.

The commitment of your Board and the management team to generating returns for shareholders is evident in the decisions we took to declare significant dividends as the extent of the Company's improving performance became clear. In February 2003, an interim dividend of 9 cents was declared, and then in August 2003 a final dividend of 13 cents and a special dividend of 7 cents were declared. The total distribution has been 29 cents per share (all fully franked). This compares with the forecast prior to listing that dividends of 20 cents per share (partly franked) would be made in respect of the 2003 financial year.

During the year, $540 million in debt was repaid. Total debt outstanding at 30 June 2003 was $168 million – a gearing ratio of 2.4 per cent, reflecting one of the strongest balance sheets in the global steel industry.

In February 2003, a share buy-back program was initiated. The objectives are to boost earnings per share, increase the return on shareholders' funds and reduce the weighted average cost of capital. As at 30 June 2003, the Company had purchased over 8.3 million shares under the program. A further 13.5 million shares were purchased between 1 July and 27 August 2003.

I believe that the Company's share price appreciation reflects the strength of our financial performance combined with recognition of our focus on delivering value for shareholders.

GOVERNANCE

One of the advantages of our status as a newly listed company is that the Board has had the opportunity to put in place current best-practice corporate governance arrangements, and these are summarised in this Report. Comprehensive structures for the overall management and control of all entities within the Group have been established.

While our actions have demonstrated our focus on delivering value to our shareholders, we have also delivered benefits for our employees, customers and host communities, and these are described in the early sections of this Report.

I thank all employees, led by CEO Kirby Adams, and my Board colleagues for their contributions to an outstanding performance.

THE FUTURE

Our strong balance sheet has enabled the simultaneous pursuit of a range of growth initiatives. These include incremental capacity increases at existing operations in Australia, New Zealand, Thailand and Indonesia, and the establishment of four new roll-forming facilities in Australia and China. In August 2003, we announced that the Company will proceed with a new $160 million steel coating and painting investment in Vietnam.

Going forward, we will maintain our focus on creating wealth for shareholders, and further expansion of the business to take advantage of the growth opportunities that are open to the Company.

NAME CHANGE

A further announcement on 1 September revealed the proposed change of our Company name to BlueScope Steel Limited. Shareholder approval of the name change will see BlueScope Steel inherit a strong history, positive momentum from a great performance in 2002/03 and excellent prospects for future growth.



GRAHAM KRAEHE, CHAIRMAN

MANAGING DIRECTOR AND CEO'S REPORT


KIRBY ADAMS,
MANAGING
DIRECTOR AND CEO

DELIVERING ON OUR PROMISES

"We and our customers proudly bring inspiration, strength and colour to communities..."

These words, developed last year by a team of about 200 employees from across the Company, are the opening words of *Our Bond* – the document that spells out our promises to shareholders, customers, people and communities.

Our Company has had a very good first year. I am pleased to report that in the period since our public listing, we have made excellent progress in delivering on our promises.

For shareholders we have delivered profitability and growth in value; for customers we have delivered new products and colours; for communities we have provided assistance where it counts; and for employees we have worked together to ensure a safe and satisfying environment.

Independence has given rise to a new spirit of teamwork among our employees – this "can do" attitude is reflected in our achievements.

GROWING OUR BUSINESS

"Our customers are our partners... Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas."

Throughout Australia, New Zealand, Asia and the USA we are undertaking a range of initiatives to grow our markets and to increase our production capacity, through expanding existing operations and building new facilities.

Our customers are realising that our inspiration and innovative thinking let them create just about anything they can imagine. In May we launched a new range of contemporary colours for our Australian COLORBOND® steel range, ensuring this valuable trademark remains at the forefront of design and performance.

We are undertaking capacity upgrades, at minimal capital cost, to our metal coating and painting facilities in Port Kembla, Western Port, New Zealand, Indonesia and Thailand.

We are planning to establish a major new metal coating and painting operation in Vietnam and a new, state-of-the-art COLORBOND® steel centre in western Sydney.

Our Lysaght business opened two new major roll-forming plants in Australia, producing our market-leading range of steel building products, and in March two further Lysaght plants were opened in China to service that country's fast growing building and construction sector, in the lead-up to the 2008 Olympics.

CAPITALISING ON STRONG MARKET AND INTERNAL PERFORMANCE					A$ MILLION
	1999[1]	2000[1]	2001[1]	2002[1]	2003
Revenue	4,849	4,898	4,941	4,593	5,302
EBITDA[2]	525	711	568	412	881
EBIT[2]	257	445	305	160	611
Net profit[2]					452
Earnings per share (cents)[3]					57.1

1. 1999 to and including 2002 normalised. 2. Includes net profit/loss for North Star. 3. Shares on issue 30 June 2003 – 784 685 949, weighted average: 791 544 061.

A STRONG FINANCIAL PERFORMANCE

"Our shareholders are our foundations... we commit to continuing profitability and growth in value, which together, make us all stronger."

In the 12 months to 30 June 2003, we achieved a net profit after tax and minority interests of $452 million. Earnings before interest and tax for the year were $611 million, a 282 per cent increase on the result for the preceding 12 months.

Our financial performance was achieved by attaining improved international and domestic prices for our products, higher production and despatch levels across all reporting segments, and further cost and process improvements.

Improved labour productivity, successful cost reduction initiatives and reduced freight costs made a positive contribution to our financial performance.

OUR BEST EVER SAFETY PERFORMANCE

"Our people are our strength... We work in a safe and satisfying environment."

This year was our safest ever. We achieved a company-wide lost time injury frequency rate of 1.8 for the 12 months to June 2003. This means that for every million hours worked, there were 1.8 injuries that resulted in employees or contractors having to take time off work. While any injury in the workplace is unacceptable, this is nevertheless a very good result and places our Company among the best performers in the global steel industry. It is a 36 per cent improvement on the previous year and means we are closer than ever to achieving our goal of Zero Harm.

We believe that if you cannot manage safety, you cannot manage. Our goal is Zero Harm to our employees, contractors, suppliers, communities and the environment.

IMPROVED ENVIRONMENTAL PERFORMANCE

"Our communities are our homes... we care for the environment."

We have improved the way we care for our environment. Our environmental performance improved steadily, with a 23 per cent reduction in non-compliances with the conditions of our environmental operating licences. We achieved zero non-compliances at the majority of our sites.

A major achievement was the attainment of certification to the international environment management standard ISO 14001 at all our steel operating sites by the end of June 2003 and our Transport & Logistics business is on track to achieve certification by December 2003. We also commissioned the $94 million Sinter Machine Emission Reduction Project at the Port Kembla Steelworks.



LOOKING AHEAD

Looking ahead to 2003/04, we will continue to work diligently to delight our customers, grow our markets and product range, further reduce costs, improve labour productivity, and incrementally increase production and throughput at our facilities.

Our business will continue to be influenced by a range of external factors, including hot rolled coil prices, exchange rates and prices for raw materials. We remain focused on managing well those factors that are within our control.

We are moving ahead with great vigour and refreshed confidence. As BlueScope Steel Limited, we and our customers will proudly bring inspiration, strength and colour to our communities.

KIRBY ADAMS, MANAGING DIRECTOR AND CEO




IRON MONARCH
4 010

OUR PRODUCT AND MARKET DIVERSIFICATION MAKES US A DIFFERENT KIND OF STEEL COMPANY

We have a strong set of values and beliefs, as expressed in *Our Bond*, and a clear strategy and vision for the future.



COMPANY PROFILE

We are the largest steel company in Australia and New Zealand, the only producer of flat steel in these countries and a significant niche player in the Asian steel industry. We produce about 60 per cent of Australia's overall steel production, and supply around 80 per cent of all flat steel products sold in Australia and New Zealand. With our growing presence in Asia and investments in the USA, we are playing an increasing role in the revitalisation of the global steel industry.

We are customer-focused and market driven. The customers we serve are primarily in the building and construction, packaging, pipe and tube, automotive and general manufacturing industries. Our focus is on supplying their needs for value-added metallic coated, painted and roll-formed steel products, and other flat steel products like slab, hot rolled coil and plate.

Our key strengths include our leading brands, low-cost operations, ability to tailor solutions to customers' needs and our product and market diversification.

BRANDS

Our brands have long been market leaders in Australia and New Zealand and have a growing presence in Asia.

In Australia, our COLORBOND® steel is a leading consumer brand and has strong acceptance in the building industry. There have been several recent COLORBOND® steel innovations including, in May 2003, the launch of a new range of fashion colours.

ZINCALUME® metallic coated steel, GALVABOND® and GALVASPAN® steel are prominent brands in the building and construction industry, and our LYSAGHT® building products have a solid reputation stretching back to 1918.

In 2003, we branded our plate and hot rolled coil products over 3.2 mm thick as the premium XLER® steel range, including XLERPLATE® and XLERCOIL®.

In New Zealand, COLORSTEEL®, GALVSTEEL™ and ZINCALUME® steel are market leading brands.

In other domestic markets, we have developed local brands suited to local conditions, such as Clean COLORBOND® steel, which is ideal for the tropical conditions of Asia. In Indonesia we market PELANGI™, ABADI™, GEMILANG™ and ANCOR™ steel. TRUZINC™ steel was developed for Thailand and PRIMADESA™ steel for Malaysia. Across South East Asia, our most recent "inspired" solutions include SMARTRUSS™, a lightweight roof frame for pre-engineered buildings, and our SANTAI™ roll-formed product.

The growing number of branded innovations in our product lines reflects our focus on meeting customers' needs with trusted steel inspired solutions.

Colorbond® LYSAGHT Xlerplate® Galvabond®

COLOR STEEL® Zincalume® clean Colorbond®

OPERATIONS

In Australia, our Port Kembla Steelworks in New South Wales is the nation's largest steel manufacturing facility, producing slab, hot rolled coil and plate.

At Western Port in Victoria, we operate hot rolling, cold rolling, metal coating and painting facilities. Another cold rolling, metal coating and painting facility is located at Springhill, adjacent to the Port Kembla Steelworks, and we have painting operations at service centres in Sydney and in Brisbane.

Our network of seven service centres across Australia slits and shears steel for a wide range of manufacturing applications and delivers product to customers' requirements.

In New Zealand, we operate the only integrated steelworks at Glenbrook near Auckland.

In the Asian region, we have cold rolling, metal coating and painting operations in Thailand, and metal coating and painting operations in Malaysia and Indonesia.

Lysaght, our building products business, operates 42 roll-forming plants across Australia and twelve other countries in the Asia Pacific region.

In the USA, we own a 50 per cent share in the North Star BHP Steel mini-mill in Ohio, producing hot rolled coil, and a 47.5 per cent share in Castrip LLC, a joint venture company formed to develop the Castrip™ technology, usually referred to as 'thin strip casting'.

In the past year, our steelmaking operations produced 6.494 million tonnes of raw steel. Across the Company, we have more than 11,000 employees located in 20 countries.

TOP LEFT: SHEAR OUTBACK AND THE SHEARERS' HALL OF FAME – HAY, NEW SOUTH WALES, AUSTRALIA
LEFT: THE MAGNEY HOUSE – BINGIE BINGIE, NEW SOUTH WALES, AUSTRALIA BELOW: THE LOOKOUT HOUSE – RED HILL, VICTORIA, AUSTRALIA





OPERATIONS AROUND THE WORLD

WE HAVE A UNIQUE MARKETING FOOTPRINT, ENCOMPASSING THE GROWTH REGION OF ASIA

RAW STEEL PRODUCTION FACILITIES

LOCATION	OPERATION	MAP NO
Port Kembla, NSW, Australia	Port Kembla Steelworks	1
Glenbrook, New Zealand	New Zealand Steel	2
Delta, Ohio, USA	North Star BHP Steel	3

ROLLING, COATING AND PAINTING FACILITIES

LOCATION	OPERATION	MAP NO
Port Kembla, NSW, Australia	Port Kembla Steelworks	1
Port Kembla, NSW, Australia	Springhill Works	1
Sydney, NSW, Australia	Chullora	4
Hastings, VIC, Australia	Western Port Works	5
Brisbane, QLD, Australia	Acacia Ridge	6
Glenbrook, New Zealand	New Zealand Steel	2
Delta, Ohio, USA	North Star BHP Steel	3
Map Ta Phut, Rayong, Thailand	BST	7
Ba Ria-Vung Tau Province, Vietnam	BSV (operational 2006)	8
Cilegon, Java, Indonesia	BSI	9
Kapar, Klang, Malaysia	BSM	10

ROLL-FORMING AND DISTRIBUTION FACILITIES

Lysaght Australia

Location	Map No
Archerfield, QLD	11
Rockhampton, QLD	12
Mackay, QLD	13
Townsville, QLD	14
Cairns, QLD	15
Chullora, NSW	4
Emu Plains, NSW	16
Cardiff, NSW	17
Tamworth, NSW	18
Dubbo, NSW	19
Coffs Harbour, NSW	20
Lyndhurst, VIC	21
Albury, VIC	22
Geelong, VIC	23
Launceston, TAS	24
Gillman, SA	25
Darwin, NT	26
Forrestfield, WA	27

Lysaght Asia

Location	Map No
Langfang, China	28
Chengdu, China	29
Shanghai, China	30
Guangzhou, China	31
Kaohshiung, Taiwan	32
Hanoi, Vietnam	33
Ho Chi Minh City, Vietnam	34
Bangkok, Thailand	35
Khon Kaen, Thailand	36
Shah Alam, Malaysia	37
Kota Kinabalu, Malaysia	38
Bintulu, Malaysia	39
Kuching, Malaysia	40
Jakarta, Indonesia	41
Medan, Indonesia	42
Surabaya, Indonesia	43
Jurong, Singapore	44
Bandar Seri Begawan, Brunei	45
Colombo, Sri Lanka	46
Noumea, New Caledonia	47
Port Vila, Vanuatu	48
Suva, Nadi and Lautoka, Fiji	49

Service Centres

Location	Map No
Acacia Ridge, QLD	6
CRM, Port Kembla, NSW	1
Chullora, NSW	4
Sunshine, VIC	50
Braeside, VIC	51
Wingfield, SA	52
Myaree, WA	53

With our diverse group of customers, our leading products and brands, and our valuable network of manufacturing operations, roll-formers and service centres, we are ideally positioned in our region to assist architects, builders, engineers and families realise their dreams in steel.

CUSTOMER BASE

Throughout the world, we have an array of channels to market, including direct selling to end-use customers in diverse markets and via steel distributors.

The products we sell into Australian domestic markets have a wide array of end-uses. Sales are made to the construction (dwellings, non-dwellings and infrastructure), manufacturing, automotive and transport, packaging, rural and mining segments.

In Australia, the majority of our steel slab is processed through our operations into hot and cold rolled steel coil or steel plate.

We sell hot rolled coil to other Australian manufacturers, who convert it into pipe and tube. Steel plate is sold to fabricators for products such as wind towers. Manufacturers convert our tinplate into cans for everyday items such as tinned fruit. Our high-quality coated and painted steel is sought by manufacturers of whitegoods and automotive industry customers.

We sell our ZINCALUME® and COLORBOND® steel to roll-formers throughout our region, including our own Lysaght operations. These customers cut and shape our coated and painted steel for residential roofing and fencing use, as well as roofing and walling for industrial and commercial applications. In the building products segment, Lysaght sells steel for construction applications ranging from house roofing to BONDEK® structural decking in high-rise buildings.

In New Zealand, we supply a full range of flat steel products to the building and construction industry, including to roll-formers and merchants.

In Asia, we have achieved the premier market position for our world-class coated products Clean COLORBOND® steel and ZINCALUME® steel, with a full array of supplementary products for our target market segments. Our Lysaght steel solution companies focus on delivering innovative building supply packages to discerning customers in 12 countries. Landmark buildings such as the new Beijing and Hanoi airports, Taipei Civil Sports Centre and Guangzhou Sports Stadium have all specified LYSAGHT® products.

In the USA, our North Star BHP Steel joint venture produces hot rolled coil for local markets. We also export slab and hot rolled coil from Australia to the USA, to be re-rolled and supplied to the West Coast building and construction market.

We also export a range of products to customers located elsewhere in Asia, the Americas, as well as in Europe and Africa.

To complement our global sales operations, we have market-leading e-commerce systems that enable customers to directly place orders, and our transport and logistics business delivers supply chain solutions to support our market offers.

PRODUCT DIVERSITY

About 55 per cent of our revenue in 2002/03 was generated from value-added coated, tin, painted and roll-formed products.

GLOBAL EXTERNAL SALES BY REVENUE 2002/03


SALES REVENUE: $5.3 BILLION
Coated, Tin, Painted, Roll-formed 55%
Hot Rolled Coil 26%
Cold Rolled Coil, Plate 10%
Slab 9%

MARKET DIVERSITY

By tonnage, about 41 per cent of our total sales in 2002/03 were to the Australian domestic market, which is our largest single market.

GEOGRAPHIC BREAKDOWN OF EXTERNAL SALES VOLUMES 2002/03


TOTAL DOMESTIC: 63%
Australia 41%
New Zealand 4%
Asia Pacific 5%
USA (North Star BHP Steel) 13%
TOTAL EXPORT: 37%
Americas 13%
Europe/Africa/Other 5%
Asia 19%

GOING FORWARD

WE ARE BUILDING ON OUR SOLID FOUNDATION AND CHARTING A VIBRANT FUTURE

THIS IS A STRONG BUSINESS WITH MANY OPPORTUNITIES FOR CONTINUED PROFITABLE GROWTH AND THE CAPABILITY TO REALISE THOSE OPPORTUNITIES.



STRATEGY FOR GROWTH

We have a strong foundation in Australia, New Zealand and Asia, and profitable growth opportunities from this base.

We will invest in existing facilities and sustainable growth opportunities to ensure we deliver on our commitments to our shareholders, our customers, our employees and our communities.

In summary, we will be a flat steel products and building solutions company that is focused on delivering shareholder value by:

- vigorously maintaining and enhancing the value of our existing businesses through:
  - branded value-added products and services
  - being a world-class, low-cost steelmaker
- pursuing growth in selected regions and market segments; and
- disciplined capital management.

We will continue to build on our market and production strengths, which include:

- being a provider of branded value-added flat steel products and building solutions to the Australian, New Zealand and Asian building and construction industries
- being a leading supplier of flat steel products and solutions to other market sectors in Australia and New Zealand

- maintaining low-cost, high-quality steelmaking and steel processing facilities in Australia, New Zealand and Asia and, through our joint ventures in the USA
- marketing and technology innovation in flat steel processes, products and building solutions
- nurturing long-term relationships with customers in many parts of the world.

Asia is our major geographical growth focus and we will continue to invest in and grow our Australian and New Zealand businesses. In particular, we will seek profitable growth avenues in the building and construction market segment, while responding to attractive opportunities in other market segments.

We have already made a number of announcements regarding our growth initiatives, including some that have been implemented. They include:

- commissioning two new roll-forming businesses in China, at Langfang near Beijing and in the western city of Chengdu
- doubling the capacity of our Indonesian paint line
- announcing capacity expansions of our existing Australian paint lines by 115,000 tonnes per annum and existing Australian metallic coating lines by 150,000 tonnes per annum over three years, with limited capital outlay
- progressing the development of a new COLORBOND® steel centre in western Sydney
- announcing the expansion of New Zealand Steel's existing metallic coating capacity by 24,000 tonnes per annum
- announcing that we plan to build a metallic coating line and paint line in the Ba Ria-Vung Tau Province of Vietnam.

Our new status as an independent company has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth.

We are also continuing the hard work that we have undertaken over many years to improve the foundations of our business by continuously lifting our safety performance, as we strive to achieve our goal of Zero Harm. In addition, we are looking to strengthen relationships with our host communities, and further reduce the impact of our activities on the environment.

LEFT: STADIUM AUSTRALIA, SYDNEY OLYMPICS PRECINCT, AUSTRALIA
BELOW LEFT: LYSAGHT SOLUTIONS CENTRE, THAILAND
BELOW RIGHT: BEIJING INTERNATIONAL AIRPORT, CHINA





Our new status as an independent company has enabled us to respond more quickly and creatively to the needs of our customers, to reinvest in our business, and to start implementing our plans for profitable growth.













BRIAN KRUGER, Chief Financial Officer, is responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance.



MIKE COURTNALL, President Asian Building and Manufacturing Markets, is responsible for the performance of our Asian steel businesses.



KATHRYN FAGG, President Market and Logistics Solutions, is responsible for our overall marketing and sales capability, transport and logistics, information systems and the Lysaght building products business in Australia.



NOEL CORNISH, President Australian Building and Manufacturing Markets, is responsible for our coated products businesses in Australia.



IAN CUMMIN, Executive Vice President Human Resources, is responsible for the group management of human resources and safety.



LANCE HOCKRIDGE, President Industrial Markets, is responsible for the performance of the Hot Rolled Products businesses and New Zealand Steel.

SUMMARY OF RESULTS BY BUSINESS SEGMENT

COATED PRODUCTS ASIA

Key businesses
- Cold rolling, metal coating and painting operations in Map Ta Phut, Thailand
- Metal coating and painting operations in Cilegon, Indonesia
- Metal coating and painting operations in Kapar, Malaysia
- Lysaght Asia – 24 roll-forming sites across Asia

Key customers
- Building and construction industries and general manufacturing

The year's highlights
- Record safety performance in all parts of the business
- Annual coating production records in Thailand, Malaysia and Indonesia
- Opened two new roll-forming facilities in China
- Plans announced to build a new metallic coating and painting facility in Vietnam
- Lysaght Asia continued to develop building solutions including Pre-Engineered Buildings (PEBs), SMARTRUSS™ roof frames and POWERDEK™ structural decking
- Doubled painting capacity in Indonesia
- Acquired the balance of Indonesian metallic coating business
- Roll-out of integrated business system in Thailand
- All steel operating sites achieved ISO 14001 environmental certification

COATED PRODUCTS AUSTRALIA

Key businesses
- Hot rolling, metal coating and painting operations in Western Port, Victoria, Australia
- Metal coating and painting operations in Springhill, Port Kembla, New South Wales, Australia
- Packaging Products in Port Kembla, New South Wales, Australia
- Service centre network – seven sites across Australia
- Lysaght Australia – 18 roll-forming sites across Australia

Key customers
- Building, construction, automotive and packaging industries and whitegoods and general manufacturers

The year's highlights
- Record safety performance in all parts of the business
- Springhill Works and Packaging Products (Port Kembla) achieved annual production and despatch records
- Western Port increased metallic coating and painting production through process improvements and upgraded equipment
- Two new major Lysaght roll-forming sites commenced operations in Victoria and Western Australia
- Successful launch of new COLORBOND® steel colour range
- Initiated moves to establish a state-of-the-art COLORBOND® steel centre in western Sydney to service Australia's largest housing growth corridor
- New Western Port five-year Environment Improvement Plan
- All steel production sites achieved ISO 14001 environmental certification

HOT ROLLED PRODUCTS

Key businesses
- Port Kembla Steelworks in New South Wales, Australia
- 50% interest in North Star BHP Steel in Ohio, USA
- 47.5% interest in US-based Castrip LLC

Key customers
- Engineering, construction, mining and manufacturing industries and export customers who re-roll our steel

The year's highlights
- Record safety performances at Port Kembla Steelworks and in the USA
- Record delivery performance from Port Kembla Steelworks
- Record raw steel production of 5.049 million tonnes
- North Star BHP Steel rated the No.1 flat steel producer in the USA by the Jacobson survey
- Launch of XLER® range of plate and hot rolled coil products
- Port Kembla Sinter Machine Emission Reduction Project complete
- Increased environmental focus with launch of five-year Environment Improvement Plan for Port Kembla operations
- All steel operating sites achieved ISO 14001 environmental certification

NEW ZEALAND STEEL

Key businesses
- Integrated steelworks at Glenbrook near Auckland, New Zealand

Key customers
- Building and construction industry, roll-formers and manufacturing industries

The year's highlights
- Record safety performance across New Zealand operations
- Record annual delivery performance
- Record raw steel production of 0.62 million tonnes
- Approval to upgrade metallic coating plant to produce an extra 24,000 tpa
- Achieved ISO 14001 environmental certification

COATED PRODUCTS ASIA

"Asia is the Company's core growth geography. Our unrivalled network of businesses across the region provides a platform for further growth."

Mike Courtnall

HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE	A$ MILLION	
	2003	2002
Sales Revenue	569	530
EBITDA	109	96
EBIT	84	71
Capex	36	22
Net Operating Assets (pre tax)	404	437
Return on Net Assets (pre tax)[1]	18.9%	15.2%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

The performance of Coated Products Asia has improved year-on-year for the past four years and, in 2002/03, contributed $84 million in earnings before interest and tax.

Our employees led the way in safety. At 30 June 2003, the 1,800 employees at our Asian businesses had reached 5 million hours without a single lost time injury.

Across all of our businesses in Asia we did not have a single lost time injury during the past 12 months.

Asia is the Company's core growth geography. We have been operating businesses here for over 30 years and our businesses in this region are dynamic, performing well and have tremendous potential for growth.

In March 2003, two new roll-forming operations were opened in China, at Langfang near Beijing and in the western city of Chengdu. These businesses are now fully operational and are fulfilling the needs of our customers in north-east and central China.

In August 2003, we announced a capital investment of $160 million to develop a metallic coating and painting facility in Vietnam. Production will come on stream in 2006.

In Indonesia, we acquired the shareholding of our partner to move to 100 per cent ownership of our coating business and continued to upgrade its paint line to double production capacity. This project is scheduled to come on stream by late 2003.

We have a unique marketing footprint in Asia which

company can match our network of coating and painting lines and roll-forming facilities or our array of in-market sales offices, which provide our platform for growth.

DELIVERING VALUE TO OUR CUSTOMERS

Over the years, the Company has developed a reputation with customers as a quality producer of flat steel products and building solutions throughout Asia and the Pacific. The basis for our success in this region is our range of value-added products matched to our customers' needs. These are coated and painted steels processed into products for the building and construction industry. They include some well-known brands in the region – many with performance characteristics particularly suited to local conditions.

For example, Clean COLORBOND® steel has been developed for our Asian markets and is especially resistant to staining and discolouration in tropical conditions. Additionally, we have developed a range of local brands – for example, in Indonesia we have developed PELANGI®, ABADI®, GEMILANG® and ANCOR™ steel – all targeted at different segments in the building and construction industries.

During 2003, Lysaght Thailand launched the SANTAI™ brand of roll-formed products, designed for the hardware distribution channel. We have also continued to progress the transformation of our Lysaght businesses, by evolving from suppliers of components to suppliers of complete building solutions. To this end, the Lysaght businesses in the region have focused on developing and delivering innovative building supply packages to increasingly discerning customers in 12 countries.

During the year, we extended the sales of our Pre-Engineered Buildings throughout China and South East Asia, commissioned SMARTRUSS™ equipment for the manufacture of lightweight roof frames in Thailand, Malaysia and Indonesia, and launched our own proprietary POWERDEK™ structural decking products

COATED PRODUCTS AUSTRALIA

"Our customers have benefited from a range of product innovations."
Noel Cornish



HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE	A$ MILLION	
	2003	2002
Sales Revenue	2,728	2,359
EBITDA	202	138
EBIT	119	57
Capex	51	53
Net Operating Assets (pre tax)	1,208	1,219
Return on Net Assets (pre tax)[1]	9.3%	4.7%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

Our Australian Coated Products businesses delivered a strong performance in 2002/03, contributing $119 million in earnings before interest and tax.

DELIVERING VALUE TO OUR CUSTOMERS

We market a full range of steel material solutions to the Australian building and construction industry, with products available for most major building applications. Our strong market position is supported by our portfolio of well-established and highly recognised brands and targeted service packages.

For example, in Australia, COLORBOND® steel is one of the most recognised industrial brands, with a high level of awareness at both industry and end-consumer levels. This year, we launched a range of new fashion colours to complement the existing colour palette.

Similarly, the LYSAGHT® brand name is well recognised in the building products market and this has enabled our Lysaght Australia business to secure a strong position in its targeted segments of the commercial and residential building, fabrication and construction markets. During the year, Lysaght Australia commenced operations at two new major roll-forming sites, at Lyndhurst in Victoria and Forrestfield in Western Australia. Our expanded and upgraded facilities will help us provide even better service to our customers.

The Company has established itself as a leading supplier of steel to the Australian automotive industry. We have achieved this through maintaining long-standing relationships with major car companies, demonstrating a commitment to new product development and enjoying a close developmental alliance with the Australian automotive parts manufacturing industry.

Within the manufacturing and packaging industry, we are well-positioned, having developed close ties with many of Australia's major manufacturers. Most of the popular laundry and kitchen appliances and domestic hot water heaters manufactured in Australia use our pre-painted steel for their doors and wrappers and incorporate other steel products as key components.

We have also established strong relationships with manufacturers of steel can components and other associated products. These are typically used in the packaging of food, pet food and general, industrial and aerosol products.

BELOW LEFT: STEEL WATER TANKS ENABLE HOME OWNERS TO STORE AND RECYCLE RAINWATER FOR DOMESTIC USE
BELOW RIGHT: THE ROZAK HOUSE, NORTHERN TERRITORY, AUSTRALIA







"With record production levels, profitability and safety performance, our steelmaking businesses – Port Kembla Steelworks, North Star BHP Steel and New Zealand Steel – have had an outstanding year."

Lance Hockridge



HOT ROLLED PRODUCTS

HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE	A$ MILLION	
	2003	2002
Sales Revenue[1]	2,626	2,122
EBITDA[2]	591	207
EBIT[2]	471	97
Capex	83	80
Net Operating Assets (pre tax)	1,840	1,850
Return on Net Assets (pre tax)[3]	25.7%	5.3%

[1] Excludes North Star BHP Steel joint venture revenue.
[2] Includes 50% share of Net Profit from North Star BHP Steel of $69m in 2003 ($2m profit in 2002).
[3] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

Our Hot Rolled Products businesses contributed $471 million in earnings before interest and tax in 2002/03, up 386 per cent from $97 million in the prior year.

We achieved record raw steel production, reflecting better operational performance, higher scrap usage and reduced industrial action at Port Kembla Steelworks.

Our safety record was also excellent, with all areas of business improving their safety performance.

There was increased focus on environmental management and all sites have now achieved ISO 14001 certification. In January, the Port Kembla Five Year Environment Improvement Plan came into effect. This will see the Company engage in a number of important new projects to further reduce emissions, improve water management and add to visual amenity around the steelworks. During the year, we completed the $94 million Sinter Machine Emission Reduction Project, which has significantly reduced dust emissions from the Port Kembla plant, and commenced the implementation of new waste gas cleaning technology.

North Star BHP Steel in the USA achieved new levels of production, operational efficiency and profitability. It was rated the number one flat steel producer in the USA in the prestigious Jacobson survey.

DELIVERING VALUE TO OUR CUSTOMERS

We produce a wide range of steel products for Australian and international customers including slab, hot rolled coil and plate. Recently, we launched the new XLERPLATE® and XLERCOIL® range of branded plate and coil products. These new brand names embrace the strength and reputation of the Company brand, while providing an evolution of benefits for users of plate and coil products.

Our strong domestic market positions are supported by the flexible supply arrangements and technical support we offer our customers, enabling us to differentiate ourselves from importers.

In export markets, we are working hard at consolidating the position we have gained through our long-standing customer relationships and we have been successful in building a reputation as a supplier of high-quality steel products for industrial markets.

PORT KEMBLA STEELWORKS AT DUSK

NEW ZEALAND STEEL



HOW WE PERFORMED

SUMMARY OF FINANCIAL PERFORMANCE	A$ MILLION	
	2003	2002
Sales Revenue	549	467
EBITDA	81	43
EBIT	44	12
Capex	10	23
Net Operating Assets (pre tax)	423	450
Return on Net Assets (pre tax)[1]	9.9%	2.7%

[1] Return on Net Assets is defined as EBIT/average monthly Net Operating Assets.

New Zealand Steel contributed $44 million in earnings before interest and tax in 2002/03.

Raw steel production was at record levels, reflecting better operational performance and the completion of the previous year's No. 2 Melter reline. During the year, the decision was made to increase our existing metal coating capacity by 24,000 tonnes per annum.

A markedly improved safety performance was delivered, with the business achieving record low lost time injury frequency rates. Environmental certification to the ISO 14001 standard was achieved across New Zealand Steel.

DELIVERING VALUE TO OUR CUSTOMERS

New Zealand Steel's strong domestic market position is supported by an approach whereby solutions are tailored to meet specific demands of customers and markets. This approach is backed by technical support capabilities and well-established brands such as COLORSTEEL® and ZINCALUME® steel.

In export markets, New Zealand Steel is building on the strong base of long-standing customer relationships and has a reputation for predictable product quality and the technical capability to meet a wide range of international standards.




COLOUR




Keep your hands
in front of the guard

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY

OUR STRONG COMMITMENT

Our Bond, the Company's values document, was one of the first management initiatives introduced when we commenced as a new, independent company. About 200 employees from across the Company were involved in creating *Our Bond*, which expresses the principles that guide the decisions of the business. *Our Bond* affirms our commitments to a safe workplace, care for the environment and our communities.

HSEC POLICIES AND SYSTEMS

While we strive to deliver strong financial returns to our shareholders, we do not lose sight of our wider responsibilities to all our stakeholders. Health, safety, environment and community (HSEC) commitments are integral to the Company's operations and the way we do business.

We aspire towards a goal of Zero Harm to people, we are committed to care for the environment, and we strive to be valued citizens in our host communities.

Our HSEC Policy, Management Standards and management systems ensure a consistency of approach and drive continuous improvement in our performance

Our Management Standards, which include specific performance requirements and auditable criteria, apply to all our sites and operations and to major activities by contractors under our management.

We conduct a series of audits each year to ensure the HSEC Management Standards are being applied adequately and effectively, and to verify performance. These include both internal and external audits.

STAKEHOLDER DIALOGUE

We are committed to acting with integrity, honesty and fairness when dealing with our stakeholders. Processes are in place to facilitate communication with our stakeholders to determine their HSEC concerns, information needs and aspirations for community development.

Any concerns and complaints related to HSEC matters are recorded as incidents and investigated.

As well as communicating with communities, we seek consultation and dialogue with governments, relevant authorities and other organisations and we contribute to the development of public policy.

OUR BOND

WE AND OUR CUSTOMERS PROUDLY BRING INSPIRATION, STRENGTH AND COLOUR TO COMMUNITIES WITH BHP STEEL

OUR CUSTOMERS ARE OUR PARTNERS.

Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

OUR PEOPLE ARE OUR STRENGTH.

Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

OUR SHAREHOLDERS ARE OUR FOUNDATIONS.

Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together make us stronger.

OUR COMMUNITIES ARE OUR HOMES.

Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.



HEALTH AND SAFETY

WE ASPIRE TO ZERO HARM TO PEOPLE. OUR FUNDAMENTAL BELIEF IS THAT ALL INJURIES CAN BE PREVENTED. THIS RESPONSIBILITY STARTS WITH EACH ONE OF US. OUR HSEC POLICY.

RECORD LOW INJURY PERFORMANCE

> Our employees and contractors achieved an outstanding safety performance during 2002/03, recording a Lost Time Injury Frequency Rate (LTIFR) of 1.8 (a 36 per cent reduction from the preceding year) – see Figure 1.

This compares with the current New South Wales "all manufacturing" average LTIFR of 25. Our total number of LTIs for the year was 54.

FIGURE 1 LOST TIME INJURY FREQUENCY RATE



LTIFR
40
30
20
10
0
2000/01 NSW "ALL MANUFACTURING" AVERAGE
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
FINANCIAL YEAR

The Medical Treatment Injury Frequency Rate decreased to 9.1 (24 per cent fewer than last year) – see Figure 2.

As shown in Figure 3, in 2002/03, 88 per cent of employees were involved in conducting monthly safety audits, against a target of 75 per cent. Many teams have every person involved in conducting monthly audits.

Importantly, there were no fatalities at our operations during the period. Zero fatalities have been recorded in five out of the last six years.

In 1992/93, our business recorded five fatalities and had an LTIFR in excess of 30, compared to this year's figures of zero (see Figure 4) and 1.8. The cornerstone of this improvement has been our self-auditing process, which involves employees in hazard identification and risk management processes.

OUR OH&S MANAGEMENT SYSTEM

Much of the improvement in our safety performance reflects our ongoing emphasis on demonstrating commitment to safety at all levels across the Company. The commitment in *Our Bond* that our people will work in a safe and satisfying environment is backed by a comprehensive Occupational Health and Safety (OH&S) Management System, which is mandatory in all our operations.

The Management System focuses on three basic aspects: safe people, safe systems and safe plant.

Under the System, 23 Safety Management Standards have been established. Each business is required to demonstrate that the management systems in use at its operations comply with the performance requirements of these Standards. This is done through a combination of compliance statements based on self-assessments and a hierarchically structured audit program.

During 2002/03 the self-assessment process showed a much improved performance for the majority of the Management Standards.

FIGURE 2 MEDICAL TREATMENT INJURY FREQUENCY RATE



MTIFR
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
2003
FINANCIAL YEAR

FIGURE 3 EMPLOYEES CONDUCTING SAFETY AUDITS (%)



100
75
50
25
0
TOTAL OF 131,241 AUDITS COMPLETED BY EMPLOYEES
2001/02 AVERAGE
2002/03 AVERAGE

FIGURE 4 FATALITIES BY YEAR
EMPLOYEE CONTRACTOR



6
4
2
0
1993
1994
1995
1996
1997
1998
1999
1900
2001
2002
2003
FINANCIAL YEAR

We have increasingly adopted risk management practices to identify, assess and mitigate operational safety and health risks at our facilities. These include the implementation of risk registers at each operation, the support of key risk networks, and major hazard facility management.

Sites have also focused on addressing behavioural aspects of safety. These include involving employees in safety behavioural audits, devising corrective actions following incidents and near misses, and monitoring to ensure the actions are implemented.

A standard technique for the investigation of significant incidents and near misses – the Incident Cause Analysis Method (ICAM) – is in place. ICAM supports initiatives to communicate and share the lessons learned about the root causes and contributory factors in significant incidents and near misses. In 2002/03, over 13,000 near miss incidents were reported.

[illegible] TO THE EFFICIENT [illegible] OUR HSEC POLICY.



Our major production facilities – at Port Kembla in New South Wales, Western Port in Victoria and in New Zealand – are sited in some of the world steel industry's most visually and environmentally appealing locations. It is not surprising therefore, that we take our environmental responsibilities so seriously.

Consultation with our host communities through surveys, community consultative committees and public forums has confirmed that continuous improvement in our environmental performance is regarded as a key measure of our success. We are committed to continually reducing the impact of our activities on the environment and to the efficient use of resources.

IMPROVED PERFORMANCE

Non-compliance with the conditions of our environmental operating licences reduced by 23 per cent. We acheived zero non-compliances at the majority of our sites.

This year, we have implemented a number of major environmental initiatives and laid the foundations for ongoing significant improvement in our environmental performance.

ISO 14001 CERTIFICATION

Throughout the year we have focused on establishing rigorous environmental management systems, building on the strong legacy of our systems of the past.

By the end of June 2003, we had achieved ISO14001 environmental certification at all our steel operating sites throughout Australia, New Zealand and Asia. Our Transport & Logistics operations are scheduled to achieve this certification by December 2003.

ISO 14001 is an internationally recognised standard that specifies the requirements of an environmental management system.

OTHER MAJOR DEVELOPMENTS

Our largest production facility, the Port Kembla Steelworks, has initiated a new five-year Environment Improvement Plan, in collaboration with the Environment Protection Authority (EPA) of New South Wales and following community consultation. This new plan continues the work of four previous pollution reduction programs over the last 20 years, which have involved expenditure of more than $300 million and delivered significant environmental improvements to the Illawarra region.

In support of the new five-year plan, Port Kembla Steelworks has announced a $1.5 million site improvement program, designed to further improve its visual amenity.

During the year, we commissioned new pollution control equipment at the Port Kembla Steelworks' sinter plant. This $94 million Sinter Machine Emission Reduction Project will significantly improve conditions in and around the Steelworks, largely eliminating dust emissions. In addition, an independent committee investigating naturally occurring radioactive materials (NORMS) in the Illawarra region released a report in February 2003 which concluded there are no significant risks associated with NORMS from the Port Kembla Steelworks sinter plant operations.

Water management has been a focus at Port Kembla, as we strive to reduce overall water consumption and increase the amount of recycled water we use. Gas processing at the Steelworks' coke ovens achieved zero water discharge under dry weather conditions this year. An innovative partnership with Sydney Water, concluded this year, will result in the Port Kembla Steelworks taking 20 megalitres of recycled water per day from Sydney Water. This will reduce the Steelworks' freshwater consumption by 50 per cent.

Our Western Port operation at Hastings in Victoria has also concluded an agreement with the Victorian EPA for a new five-year Environment Improvement Plan. This plan resulted from two years of consultation with the EPA and the local community consultative committee. The plan includes reductions in water use, waste to landfill, and greenhouse and energy intensity, as well as investigating the balance between operational imperatives and local environmental values.

Western Port has also developed a partnership with the EPA on a pilot Process Integration Study, which aims to analyse the flow of materials, water and energy to improve efficient use of resources and reduce the quantities of hazardous material sent to landfill.

In June 2003, New Zealand Steel received replacement water discharge permits for its iron and steelmaking facility at Glenbrook, following wide consultation with the local community, local iwi (Maori tribes) and other stakeholders.

PERFORMANCE DATA

Each year, we contribute data to Australia's National Pollutant Inventory, which can be viewed at www.npi.ea.gov.au

Detailed environmental performance data for the Company will be available in an on-line Environment Report to be published in December 2003.

FUTURE DIRECTIONS

Going forward, we are focused on further reducing the environmental impacts of our operations and creating a net positive benefit to society, through the support we provide the communities in which we operate and the benefits of our steel products.

Our future environmental strategies will particularly focus on:

- consistently reviewing net environmental performance;
- reliable management of environmental risks;
- continued development of environmental management systems;
- continuous reduction of waste, emissions and resource use; and
- demonstrating the environmental benefits of our steel products.



LEFT: BUILDINGS SUCH AS THE LAVARACK ARMY BARRACKS IN

COMMUNITY

WE STRIVE TO BE VALUED CORPORATE CITIZENS IN OUR COMMUNITIES. WE RESPECT THE VALUES AND CULTURAL HERITAGE OF LOCAL PEOPLE. OUR HSEC POLICY.

We pride ourselves on our role as a good corporate citizen, and actively seek opportunities to share our successes with the communities in which we operate around the world.

Through our businesses, we participate in hundreds of worthy activities that are aimed at making a positive impact on people's lives and building a sense of community.

These activities are generally undertaken by collaborating with community groups and organisations in active partnerships that are based on building trust and mutual respect, and being sustainable over the long term. Such community engagement and support is embraced across all our businesses worldwide.

We aim to communicate openly and regularly with all our stakeholders and demonstrate through our actions the respect we have for the wide range of cultures represented in our workforce.

SUPPORT

Our support is mainly focused at the local level through projects and programs that encourage and nurture youth, assist the disadvantaged, care for the environment, enhance community facilities, and celebrate the arts and cultural diversity. We establish our priorities through active community consultation.

Some programs are direct responses to emergency situations such as floods and earthquakes.



VOLUNTEER TEAMS OF WOMEN WORK TO BUILD AFFORDABLE HOUSING IN WESTERN SYDNEY USING STEEL FRAMING MADE FROM ZINCALUME® STEEL

Each year we spend more than $1 million on community programs worldwide. Our employees contribute time, energy, ideas and their professional skills to the causes we embrace.

Our community relations activities are guided by the best practice Community Relations Plans we have in place at all our major operations. They underpin our endeavours to deliver on our promises and identify further opportunities for improvement in our community relations.

As *Our Bond* says, 'our communities are our homes', and we strive to be a valued member of the communities in which we live and work.



WHEN FLOODS DEVASTATED THE PETCHABOON DISTRICT OF THAILAND WE PROVIDED STEEL HOUSES FOR EMERGENCY ACCOMMODATION

CASE STUDY 1 INDIA

WORKING WITH WORLD VISION TO PUT CHILDREN BACK IN SCHOOL

In 2001, a devastating earthquake in the Gujarat region of India brought down around 4,000 classrooms – leaving thousands of children without access to education. This earthquake has been described as India's worst natural disaster of modern times.

In a unique partnership with international relief and development agency World Vision Australia, the Company enabled the completion of a major schools rebuilding program in Gujarat.

> More than 3,000 children in the earthquake-ravaged state of Gujarat, India will go back to school this year with the opening of 85 new classrooms in the Gujarat region of India.


JUNE 2003, BRIAN KELSO HANDS OVER THE KEYS TO SEVEN NEWLY CONSTRUCTED CLASSROOMS TO REPRESENTATIVES OF THE LOCAL COMMUNITY

Steel building materials valued at over $300,000 were donated to enable the reconstruction of 85 classrooms spread around 17 villages in the Kutch district of Gujarat.

"We saw that we were uniquely placed to manufacture steel building solutions at one of our regional operations to help relieve the plight of the local people in Gujarat," said the Company's representative in India, Brian Kelso.

"We are proud to have teamed up with World Vision in this significant reconstruction project for the benefit of the people of Gujarat. By rebuilding these schools, we hope to provide a lasting benefit for future generations."

CASE STUDY 2 WESTERN PORT

CONTRIBUTING TO THE CONSTRUCTION OF A LOCAL AQUATIC CENTRE

Over the last year, the Company provided support valued at $210,000 to the Mornington Peninsula Shire Council to progress the Pelican Park Aquatic Centre development on the Hastings foreshore in Victoria, Australia.

According to Shire Mayor, David Renouf, the Pelican Park Aquatic Centre will be the "jewel in the crown" of the Pelican Park precinct, which will also include an all-abilities playground and skate park.

President Western Port, Greg Waters, said the major project is a wonderful partnership between the Shire, state government, local business and community groups.

"The Company has provided approximately $150,000 worth of steel building materials for the aquatic centre and also made a cash donation of $60,000 towards the project. We are very pleased to be able to contribute to such an important community facility, which will benefit the Hastings community in a very real way for many years to come," he said.

"Many employees of the Western Port plant live in Hastings and the surrounding area and, along with the wider community, will benefit from our assistance in helping build this centre."

The new Pelican Park Aquatic Centre will include a 25-metre multi-purpose pool with disabled ramp, a leisure pool and adjoining toddler pool, large spa and separate steam room, a gymnasium area, multi-purpose rooms, a crèche and a café with internal and external seating.


HASTINGS PELICAN PARK AQUATIC CENTRE TAKES SHAPE

CASE STUDY 3 ILLAWARRA REGION

SPONSORSHIP OF YOUTH ORCHESTRA EXTENDED INTO 19TH YEAR

More than 500 young musicians have trained with the Illawarra-based Youth Orchestra founded with our support in 1986.

Right from the start, the orchestra provided a springboard for aspiring young Illawarra musicians to achieve the dream of a career in music. Since the orchestra's inception, numerous members have gone on to inspiring heights with several musicians securing positions with prestigious institutions such as the Royal Philharmonic in London, Sydney Symphony Orchestra, Australian Chamber Orchestra, Melbourne Symphony Orchestra and Australian Youth Orchestra.

Additionally, some orchestra members have gone on to study at the highly prestigious Australian Academy of Music in Melbourne and the Sydney Conservatorium of Music.

In the beginning, to give the orchestra a head start, the Company contributed towards its expensive and unusual instruments – bassoons, oboes, French horns and timpani drums. That was an enormous help to a fledgling orchestra and some of these instruments are still in use today.



ILLAWARRA'S YOUTH ORCHESTRA UNDERTOOK ITS FIRST INTERNATIONAL TOUR TO NEW ZEALAND THIS YEAR

The Company's sponsorship has provided scholarships for students to learn unusual instruments, and paid for a conductor, management and music. The sponsorship also helped secure the services of conductor Nigel Edwards, who was the original wind tutor of the orchestra in 1986. This enabled the orchestra to have the services of an experienced musician who trained at some of the most prestigious institutions in Europe.

There are currently 60 members of the orchestra, which rehearses at the Wollongong Conservatorium of Music. The orchestra commenced touring in 1997, and the tours have been important for the students' social and musical development. In 2003, the orchestra undertook its first international tour to New Zealand, which was a huge success.

Right from the start, the orchestra provided a springboard for aspiring young Illawarra musicians to achieve the dream of a career in music.

CASE STUDY 4 NEW ZEALAND

NEW ZEALAND STEEL DIVES INTO BEACH CLEAN-UP

New Zealand Steel has a strong association with Kariotahi Beach on the west coast, south of Auckland. The beach is approximately 16 kilometres long, extending from the Waikato River mouth. The iron-rich sand mined at the Waikato River mouth is used in New Zealand Steel's steelmaking process.

Given this strong association, a beach clean-up day was organised in March 2003 as part of the Company's Business Clean-Up Program.

The clean-up day was a response to an inspection of the beach that revealed piles of glass bottles, approximately 20 car wrecks, wire residue from burnt tyres and large quantities of general rubbish.

The event was strongly supported by employees and their families.



VEHICLE WRECKS AND OTHER DISCARDED STEEL ITEMS WERE COLLECTED AND SENT FOR RECYCLING



BOARD OF DIRECTORS

KEVIN McCANN
NON-EXECUTIVE DIRECTOR

JOHN CRABB
NON-EXECUTIVE DIRECTOR

TAN YAM PIN

DIANE GRADY



RON McNEILLY

KIRBY ADAMS
MANAGING DIRECTOR AND CEO

GRAHAM KRAEHE, AO
CHAIRMAN

PAUL RIZZO
NON-EXECUTIVE DIRECTOR

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity ("BHP Steel Group") consisting of BHP Steel Limited and the entities it controlled at the end of, or during, the year ended 30 June 2003.

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 reflect a complete 12 months' results.

Comparative financial results for the year ended 30 June 2002, presented in this Directors' Report, are on a pro-forma basis as your Directors believe this is the most meaningful comparative to the current year financial performance given that as at 30 June 2002, BHP Steel Limited was a wholly owned subsidiary within the BHP Billiton Group and certain significant operating assets were owned by other entities within the BHP Billiton Group. However, comparative financial results, for the year ended 30 June 2002, presented in the Financial Report have been prepared for the consolidated entity as it existed on 30 June 2002, in accordance with Corporations Act 2001, and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group.

DIRECTORS

The following were Directors for the entire year and up to the date of this report:

G J Kraehe, AO
R J McNeilly
K C Adams
J Crabb
D J Grady
H K McCann
P J Rizzo

The following Directors were appointed during the year:
Y P Tan (appointed 26 May 2003)

PRINCIPAL ACTIVITIES AND SIGNIFICANT CHANGES TO THE STATE OF AFFAIRS

During the year the principal continuing activities of the consolidated entity, based principally in Australia, Asia and New Zealand, were:

(a) manufacture and distribution of flat steel products;
(b) manufacture and distribution of metallic coated and painted steel products; and
(c) manufacture and distribution of steel building products.

As a result of the separation from the BHP Billiton Group, the principal activities of the BHP Steel Group have changed significantly since 30 June 2002. BHP Steel acquired various entities associated with the manufacture and distribution of flat steel and metallic coated steel products in Australia and New Zealand.

The following significant events occurred during the year:

(a) BHP Steel Limited acquired all the issued capital of BHP Steel (AIS) Pty Ltd from BHP Billiton Limited on 3 July 2002. BHP Steel (AIS) Pty Ltd is a fully integrated manufacturer of flat steel products for distribution to Australian customers, including BHP Steel Limited, and export customers throughout the world. In addition, a wholly owned subsidiary of BHP Steel (AIS) Pty Ltd (which is now part of the BHP Steel Group) manufactures flat, metallic coated and painted steel products in New Zealand. These entities include the Port Kembla Steelworks, Packaging Products and New Zealand Steel operations.
(b) On 1 July 2002, the BHP Steel Group drew down $550 million of external long-term debt and $15 million of short-term debt to partially repay related party debt owing to the BHP Billiton Group.
(c) BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. The remaining related party debt owing to the BHP Billiton Group was converted to share capital.
(d) The Board approved an on market buyback of up to 79.3 million (10%) of BHP Steel Limited's ordinary shares. Due to restrictions under the Corporations Act 2001, the Company was limited to purchasing a maximum of approximately 10 million shares before 12 July 2003. A total of approximately 8.3 million were purchased by 30 June 2003.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matters or circumstances have arisen since 30 June 2003 that have significantly affected, or may significantly affect, the BHP Steel Group operations, results or state of affairs in future financial years.

DIVIDENDS

A fully franked interim dividend of 9 cents per share was paid in April 2003 by BHP Steel Limited to its shareholders. In addition, the Directors have declared a final fully franked dividend of 13 cents and a special fully franked dividend of 7 cents, both of which are to be paid on 10 October 2003 (record date 16 September 2003) by BHP Steel Limited to its shareholders.

REVIEW OF OPERATIONS

	Segment revenues 2002 [1]	Segment results 2002 [1]	Segment revenues 2003	Segment results 2003
	$m	$m	$m	$m
Sales Revenue				
Hot Rolled Products	2,122.0	97.0	2,625.5	471.2
New Zealand Steel	467.0	12.0	548.6	44.4
Coated Products Australia	2,359.0	57.0	2,728.3	118.5
Coated Products Asia	530.0	71.0	568.6	84.0
Corporate and Group	736.0	(61.0)	715.9	(101.8)
Intersegment eliminations	(1,640.0)	(16.0)	(1,914.8)	(5.2)
Other Revenue	19.0		30.0	
Operating Revenue/EBIT	4,593.0	160.0	5,302.1	611.1
Net unallocated expenses				(17.5)
Profit from ordinary activities before income tax				593.6
Income tax expense				(120.9)
Profit from ordinary activities after income tax				472.7
Less: Net profit attributable to outside equity interest				(21.0)
Net profit attributable to members of BHP Steel Limited				451.7
Earnings per Share (cents)				57.1

1 Comparative period revenue and EBIT results are pro-forma results as reported in the Annual Earnings Report dated 7 August 2002, adjusted to be on a comparable basis to the current year. These pro-forma amounts have been rounded to the nearest million.

The Company has had a very good start in its first year as a publicly listed company. The separation from the BHP Billiton Group empowered the organisation, broadened the scope of possibilities and enabled the Company to progress to record levels of achievement. During its first year, the Company has seized market opportunities and driven a wide array of business improvements.

Net profit after tax for the year of $451.7 million was a significant achievement. This strong financial performance was achieved by attaining improved international and domestic prices for its products, higher production and despatch levels across all reporting segments, and further cost and process improvements. This was tempered by planned maintenance downtime, less favourable exchange rates and higher raw material costs.

There was a wide range of initiatives to retain and attract customers, introduce new products, increase capacity, improve processes, reduce costs (including the permanent elimination of $50 million in costs) and continue the focus on business excellence. The Company's employees and contractors achieved their best ever safety performance, with the company-wide lost time injury frequency rate falling a further 30% to 1.8 for the 12 month period.

The Company has continued to work closely with customers to improve its product, service and solutions offer. The Company also announced it will develop a metallic coating and painting facility in Vietnam with an annual production capacity of 125,000 tonnes and 50,000 tonnes respectively, at a cost of $160 million.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

During 2003/04, the Company will continue to work on improving those matters within its control, such as further unit cost reductions, process and quality improvements, low cost capacity enhancements, and growth opportunities downstream.

In Australia and New Zealand, the dwelling and non-dwelling segments continue to be strong, although the Company agrees with market sentiment about an eventual slowdown in new dwelling construction. Demand for the Company's products in other domestic and export markets continues to remain strong.

The Company's financial results will continue to be influenced by global hot rolled coil price direction, exchange rates and raw material costs. Until there is a sustainable recovery in OECD economies, China's continuing demand for steel remains key. In the USA, North Star BHP Steel's 2003/04 result will be strongly influenced by the pace of economic recovery and scrap prices.

A major opportunity and challenge in the 2003/04 year will be to successfully effect a change of the company name, for which we have made a provision of $20 million in 2002/03.

Additional information on likely developments in the operations of the Company and the expected results of operations have not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Company.

INFORMATION ON DIRECTORS

Graham Kraehe, AO Chairman (Independent), Age 60, BEc

Graham Kraehe, a Director since 10 May 2002, is Chairman of the Board. He has an extensive background in manufacturing and was the Managing Director and Chief Executive Officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited, National Australia Bank Limited and Djerriwarrh Investments Limited and the Innovation Economy Advisory Board for Victoria. Previously, he held the position of managing director of Pacifica Limited.

Mr Kraehe brings skills and experience in manufacturing management and in companies with substantial and geographically diverse industrial operations. His experience with a wide range of organisations is relevant for his role as Chairman of the Board.

Ron McNeilly Deputy Chairman (Independent), Age 60, BCom, MBA, FCPA

Ron McNeilly is Deputy Chairman of the Board having been appointed on 10 May 2002. Mr McNeilly has over 30 years of experience in the steel industry. He joined BHP Billiton in 1962 and previously held positions with BHP Billiton, including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the Chairman of Melbourne Business School Limited and Ausmelt Limited, Deputy Chairman of Worley Group Limited, a director of GH Michell Holdings Pty Limited and Alumina Ltd and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also Vice President of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Apart from his extensive commercial experience with a range of businesses within the BHP Billiton Group, Mr McNeilly gained practical experience of the Company's business when he occupied the position (within the BHP Billiton Group) of Executive General Manager and Chief Executive Officer of the BHP Steel division between May 1991 and September 1997.

Kirby Adams Managing Director and Chief Executive Officer, Age 47, BSc (Ind Eng), MBA

Kirby Adams was appointed Managing Director and Chief Executive Officer of BHP Steel Limited in July 2002. He was appointed to the Board on 10 May 2002, having been Chief Executive Officer of BHP Steel since March 2000. Mr Adams joined BHP Billiton in 1995 and has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently Vice Chairman of the International Iron and Steel Institute and a former President and Chief Executive Officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb Non-Executive Director (Independent), Age 63

John Crabb, appointed to the Board on 10 May 2002, has over 30 years of experience in the metals industry and was Managing Director and Chief Executive Officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of management positions with the group during his career. Mr Crabb is Chairman of Capral Aluminium Limited.

The skills and expertise acquired in leading Simsmetal in addition to other business experience, ensures that Mr Crabb brings to the Board of the Company an understanding of key markets in which the Company operates.

Diane Grady Non-Executive Director (Independent), Age 55, BA (Hons), MA (Chinese Studies), MBA

Diane Grady has been a full time Non-Executive Director of various companies since 1994 and a Director of the Company since 10 May 2002. She is currently a Director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust and was formerly a Director of Lend Lease Corporation Limited. She is also a Trustee of the Sydney Opera House, a Director of the Australian Institute of Management (New South Wales) and a Governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Ms Grady brings wide industry knowledge and experience in strategy and organisational issues to Board deliberations.

Kevin McCann Non-Executive Director (Independent), Age 62, BA LLB (Hons), LLM

Kevin McCann, a Director since 10 May 2002, is Chairman of Allens Arthur Robinson, a national law firm. He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited, and the Sydney Harbour Federation Trust. He is a Director of Macquarie Bank Limited and has served on the Boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

His extensive legal and commercial expertise, as well as his experience on the boards of a number of major listed companies are valuable skills Mr McCann contributes to the Board.

Paul Rizzo Non-Executive Director (Independent), Age 58, BCom, MBA

Paul Rizzo has broad experience in general management, finance and banking as a Chief Executive Officer and Director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He was appointed a Director of the Company on 10 May 2002. He is a member of the Advisory Board of Mallesons Stephen Jaques and of the Innovation Economy Advisory Board for Victoria. Previously, Mr Rizzo held positions as Group Managing Director – Finance and Administration of Telstra Corporation Limited, Chief General Manager – Retail Banking Commonwealth Bank of Australia, Chief Executive Officer of State Bank of Victoria, and held a range of senior executive positions at Australia and New Zealand Banking Group Limited. He has also previously served as Chairman of Foxtel Management Pty Limited and as a Director of IBM Global Services Australia Limited.

Mr Rizzo's extensive financial experience is valuable to the Board and in his role as Chairman of the Audit and Risk Committee.

Tan Yam Pin Non-Executive Director (Independent), Age 62, BEc (Hons), MBA

Mr Tan was appointed a Director on 26 May 2003 and resides in Singapore. A chartered accountant by profession, he recently retired as Managing Director of one of South-East Asia's leading public companies, Fraser and Neave Group. Mr Tan served as Chief Executive Officer of Asia Pacific Breweries Limited, a subsidiary of Fraser and Neave Group and in 1993 was appointed the Managing Director of the Fraser and Neave Group. Mr Tan has been a Member of the Public Service Commission of Singapore since 1990. He is also a member of the Supervisory Board of the East Asiatic Company Limited A/S, Denmark and Keppel Land Limited, Singapore.

Mr Tan brings extensive knowledge of Asian markets, an area of strategic importance to the Company. He also has financial and leadership skills that complement the existing Board.

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS OF BHP STEEL LIMITED

Director	Ordinary shares	Share rights
G J Kraehe	104,547	–
K C Adams	902,212*	1,175,500
J Crabb	41,428	–
D J Grady	30,000	–
H K McCann	20,000	–
R J McNeilly	512,056	–
P Rizzo	22,500	–
Y P Tan	–	–

* Mr Adams' current holding of BHP Steel Limited shares has no connection with any BHP Steel Limited executive remuneration program and such shares have been acquired with his own funds.

MEETINGS OF DIRECTORS

The attendance of the current Directors at Board and committee meetings from 1 July 2002 to 30 June 2003 is as follows:

	BOARD MEETINGS		COMMITTEE MEETINGS									
			Audit and Risk		Remuneration		Health, Safety & Environment		Nomination		Public Listing Committee	
	A	B	A	B	A	B	A	B	A	B	A	B
G J Kraehe	12	12	*	*	15	15	3	3	2	2	*	*
K C Adams	12	12	*	*	*	*	3	3	*	*	*	*
J Crabb	12	11	*	*	*	*	3	3	2	2	*	*
D J Grady	12	11	*	*	15	15	3	1	2	2	*	*
H K McCann	12	10	9	9	*	*	3	2	2	2	2	2
R J McNeilly	12	12	9	8	15	14	3	3	2	2	2	1
P Rizzo	12	12	9	9	*	*	3	3	2	2	2	2
Y P Tan	1	1	*	*	*	*	–	–	–	–	–	–

Mr Tan was appointed a Director on 26 May 2003. Since his appointment, Mr Tan has attended all meetings of the Board and Committees of which he is member.
All other Directors have held office for the entire 2002/03 financial year.
The Public Listing Committee was discontinued in July 2002.
A = number of meetings held during the period 1 July 2002 to 30 June 2003, during the time the Director was in office.
B = number of meetings attended by the Director from 1 July 2002 to 30 June 2003 while the Director was a member of the Board or the Committee.
* = not a member of the relevant Committee, however Directors who are not members of the relevant Committee often attend meetings by invitation.

The non-executive Directors met twice during the 2002/03 financial year without the presence of management.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Non-Executive Directors receive a set fee per annum and are fully reimbursed for any out of pocket expenses incurred on behalf of the Company. Non-executive BHP Steel Directors, other than the Chairman and Deputy Chairman, are also paid $10,000 for each Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each Director are paid in addition to the fees. Non-Executive Directors do not receive any other retirement benefits.

For the year ended 30 June 2003 the annual Non-Executive Directors' remuneration is as follows:

Non-Executive Directors

	Base fee $ pa	Committee fees $ pa	Superannuation $ pa	Total $ pa
G J Kraehe	280,000	–	25,200	305,200
R J McNeilly	140,000	–	12,600	152,600
J Crabb	100,000	9,200*	9,830	119,030
D J Grady	100,000	10,000	9,900	119,900
H K McCann	100,000	–	9,000	109,000
P J Rizzo	100,000	10,000	9,900	119,900
Y P Tan	5,678	–	519	6,197

* Mr Crabb was appointed Chairman of the Health, Safety and Environment Committee at its first meeting in September 2002.

SENIOR EXECUTIVES' REMUNERATION

During the year, the Remuneration Committee has overseen a major review of the executive remuneration strategy. This review has involved the engagement of an external consultant to directly assist the Remuneration Committee in addressing the appropriateness of the remuneration structure and the quantum of executive packages. As a result of the review, changes have been made to the 'at risk' component of executive packages strengthening the linkage between organizational performance and variable reward delivered to executives.

BHP Steel's remuneration policy is directed at underpinning a high performance organization. The focus of its remuneration strategy is on performance and accountability. Executive remuneration packages are designed to support the delivery of outstanding returns for shareholders by aligning performance-related reward with the value delivered to shareholders.

To compete, BHP Steel must be able to attract and retain the very best talent that is available within the global steel industry, while maintaining shareholder value. Our remuneration strategy enables us to:

- compete for executive talent by providing competitive remuneration; and
- maintain an appropriate "at risk mix" in total remuneration to ensure we deliver superior performance and grow shareholder value.

The reward structure combines base salary, short-term and long-term incentive plans and post-retirement benefit arrangements. The cost and value of components of the remuneration package are considered as a whole and are designed to ensure an appropriate balance between fixed and variable performance-related components, linked to short-term and long-term objectives and to reflect market competitiveness. Details of the policy applied in each component are outlined below.

The Company complies with the legal requirements applicable to shareholder approval for equity-based executive remuneration plans. Shareholder approval is sought for any shares or share rights to be granted to executive Directors.

Base salary

Base salaries are quantified by reference to the scope and nature of an individual's role, performance, experience and market data. Base salary drives the ultimate delivery of total remuneration including both short-term and long-term incentive targets.

Market data is obtained from external sources to determine the market value of positions.

Incentive plans

The Short-Term Incentive Plan is an annual cash-based scheme. Goals are established for each participant under the following categories:

- **Shareholder Value Delivery** – financial performance measures are used including Earnings Per Share, Net Profit After Tax, Cash Flow, Earnings Before Interest and Tax and Shareholder Value Added.
- **Zero Harm** – safety and environmental performance measures, including Lost Time Injury Frequency Rates, Medical Treatment Injury Frequency Rates and environmental measures.
- **Business Excellence** – performance measures for the financial year ending 30 June 2003 were focused on delivery performance, days of inventory and the cost of poor quality product.
- **Strategy** – implementation of specific initiatives.

Senior executives have a weighting of 60% of their bonus on the Shareholder Value measures.

For executives, target bonus levels range from 20% of base salary to 100% of base salary and are set to reflect market competitiveness. For outstanding results, participants may receive up to 150% of their target bonus amount.

Under the July 2002 Long-Term Incentive Plan award, BHP Steel executives were excluded from participation in the BHP Billiton Limited Long Term Incentive Plan award made in October 2001. Rather, a commitment was made to these executives by BHP Billiton that a Long Term Incentive Plan award would be made by BHP Steel upon public listing in lieu of the awards that would otherwise have been made. A further commitment was made by BHP Billiton that a Long Term Incentive Plan award, on terms generally similar to the terms of the award made upon public listing, except for the performance period, would be made in September 2002.

The BHP Steel Board established the performance hurdles for the July 2002 Long Term Incentive Plan award. In regard to the September 2002 award, the BHP Steel Board made determinations on the type, quantum, time period and performance hurdles applicable to the award. In doing so, the BHP Steel Board took into account contractual commitments and a range of issues relating to executive long-term incentive plans.

Post-retirement benefits

BHP Steel has established the BHP Steel Superannuation Fund for Australian participants. This provides for defined benefit and defined contribution participants. The defined benefit plan is no longer available to new members.

Under the defined contribution plan, the company currently contributes 9 per cent of salary into the superannuation fund for employees. In addition, the company will contribute additional amounts where the employee makes a personal contribution.

BHP Steel Australian employees have the choice of having employee and company contributions made to the Superannuation Trust of Australia.

BHP Steel operates a defined benefit plan superannuation fund for its New Zealand Steel employees. Contributions are also made to other international superannuation plans for employees outside of Australia and New Zealand.

Details of Senior Executives' (including Executive Director's) Remuneration

The following information represents the annual salary for the year ended 30 June 2003 for the top five senior executives and the Managing Director and Chief Executive Officer.

Name	Annual base salary $ pa	Estimated annual cash bonus [1] $ pa	Superannuation $ pa	Other benefits $ pa	Total 2003 $ pa	Long term incentive plan fair values [2] $
Executive Director						
K C Adams – Managing Director and CEO	1,300,000	1,950,000	191,100	388	3,441,488	1,535,930
Executives						
L E Hockridge – President Industrial Markets	550,000	495,000	80,539	25,969	1,151,508	597,492
K Fagg – President Market and Logistics Solutions	490,000	420,000	68,503	110,000*	1,088,503	532,342
N Cornish – President Australian Building and Manufacturing Markets	420,000	304,000	61,717	3,117	788,834	456,184
B G Kruger – Chief Financial Officer	420,000	378,000	61,344	127,526**	986,870	456,184
M Courtnall – President Asian Building and Manufacturing Markets	335,000	228,000	44,000	22,015	629,015	363,896

1 Refer to page 39 for details on the executive short-term incentive plan. Amounts reflect the estimated annual cash bonus for the 12 months to 30 June 2003 based on actual performance. Actual annual cash bonus amounts will be paid in September 2003.

2 If performance hurdles are met, the awards made under the Long Term Incentive Plan will vest in September 2004 and September 2005. No award entitlements vested in the year ending 30 June 2003. Refer to page 41-42 for details on the fair value of share rights granted.

* As part of a sign-on bonus agreed by BHP Billiton in December 2000, K Fagg received $110,000 in December 2002.

** A payment of $105,000 has been made to B G Kruger in recognition of his contribution in respect of the implementation of the separation of BHP Steel Limited from the BHP Billiton Group.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER – OUTLINE OF EMPLOYMENT CONTRACT

Outlined below are the key terms and conditions of employment contained within the employment contract for Mr Adams, the Managing Director and Chief Executive Officer.

Employment under the employment contract commenced on 1 July 2002. Mr Adams receives an annual base pay of $1,300,000 inclusive of all benefits and allowances. This amount is reviewed on an annual basis in accordance with the Board's senior executive salary review policy. In addition, Mr Adams is eligible to participate in the Short Term Incentive Plan and, subject to shareholder approval, Long Term Incentive Plan awards.

Mr Adams may terminate the contract by giving three months' written notice, upon which he is entitled to his annual base salary, which has been accrued but not paid up to the date of termination, plus any vested awards under the Long-Term Incentive Plan, and any other payments which he is eligible for under the Short Term Incentive Plan. The Company may terminate the contract by giving one months' written notice (or a payment in lieu of notice based on Mr Adams' annual base pay) and a gross termination payment equal to 24 months of Mr Adams' annual base pay, plus any applicable Short Term Incentive Plan and Long Term Incentive Plan awards, and reimbursement for the reasonable costs of relocation from Australia to the United States of America. The Company may also terminate the contract on 30 days' notice in the event of serious misconduct or a serious breach of the contract. In this event, Mr Adams is only entitled to his annual base salary which has accrued but not been paid up to the date of termination plus any vested Long Term Incentive Plan awards.

SHARE RIGHTS GRANTED TO DIRECTORS AND THE MOST HIGHLY REMUNERATED OFFICERS

Prior to 30 June 2002, BHP Steel Limited executives participated in various BHP Billiton Group executive incentive plans. Upon separation, BHP Steel Limited implemented its own performance-based executive plans incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated Executives were awarded share rights in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long-Term Incentive Plans in October 2001. For this award a once-only increase equivalent to an additional 50% of the value of the award was made. This once-only increase was to recognise that, but for the Steel separation, the nominated employees would have been eligible to an award under the BHP Billiton Limited's Long-Term Incentive Plans in October 2001, and the first performance period under the BHP Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans. A Share Right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period

Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th – 100th percentile	100%	50%
70th – < 80th percentile	90%	50%
60th – < 70th percentile	70%	50%
50th – < 60th percentile	50%	50%
< 50th percentile	50% of Share Rights awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None – all unvested Share Rights will lapse immediately.

Exercise Price

The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the Australian Stock Exchange during the first five trading days. Selected executives received Share Rights with a nil exercise price.

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at Grant Date	105	12
Number of Current Participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date[1]	$5,734,000	$3,276,351
Share Rights Lapsed since Grant Date	840,000	194,900

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Executives were awarded Share Rights over ordinary shares in BHP Steel Limited. These Share Rights are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of Share Rights that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of Share Rights that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th – 100th percentile	100%
70th – < 80th percentile	90%
60th – < 70th percentile	70%
51st – < 60th percentile	50%
< 51st percentile	None – all unvested Share Rights will lapse immediately

Exercise Price

The exercise price for all Share Rights in the September award is Nil.

Restriction on Sale of Shares

Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executive who resigns during the two year holding period forfeit any shares acquired under this award.

Details of the September 2002 Award

	Nil Priced Share Rights
Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at Grant Date	118
Number of current Participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date[1]	$4,552,198
Share Rights Lapsed since Grant Date	57,000

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Share rights granted to Directors and the top five senior executives during the financial year ended 30 June 2003 were as follows:

Name	Number	Fair Value[1] Granted $	Exercise price per share $
Directors			
K C Adams	1,175,500	1,535,930	Nil
Executives			
L E Hockridge	455,000	597,492	Nil
K Fagg	406,100	532,342	Nil
N Cornish	348,000	456,184	Nil
B G Kruger	348,000	456,184	Nil
M Courtnall	277,600	363,896	Nil

1 External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, the likely achievement of performance hurdles of the share rights have been taken into account.

ENVIRONMENTAL REGULATIONS

BHP Steel Limited aims to continually reduce the impact of its activities on the environment, to ensure the impact is neither serious nor long lasting and, through this, be supported by the communities in which it operates.

Over the last 12 months BHP Steel Limited has focussed on ensuring that its systems are robust and that environmental liabilities are managed. All steel operating sites received certification of their environmental management systems to the international standard of ISO 14001. Transport and Logistics sites have a goal to have their systems certified during the 2003/2004 financial year.

Environmental concerns have continued to be addressed with commitments to the state Environment Protection Authorities in both New South Wales and Victoria through agreed Environmental Improvement Plans at Port Kembla Steelworks and Western Port Works, respectively.

There have been no additional material environmental issues identified over the last 12 months. Work has been, or is still being undertaken, on the three previously identified material environmental issues at the Port Kembla Steelworks. These issues were:

1. Upgrading the Sinter Plant to improve stack emission quality. The construction of a $94 million pollution control plant to collect particulates and dioxins from the Sinter Plant operations is nearing completion, with final commissioning occurring through July 2003. However, treatment of the by-product stream of sulphur rich gas will not be completed until late 2004.
2. Possible future control of off-site discharges of waste waters and contaminated ground water may require the introduction of new water treatment facilities in the next three to five years. Voluntary site investigations (approved by the NSW EPA) are being undertaken for two separate portions of the Steelworks to determine the risk of harm to adjacent aquatic ecosystems from discharge of potentially contaminated groundwater.
3. Possible future control of hydrogen sulphide emissions from the blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available.

No incidents resulting in long-term environmental harm occurred during the year. However, a power outage in March 2003 at the Port Kembla Steelworks resulted in short-term discharges of fumes and water. The NSW EPA is investigating the incident.

Breaches of licence and operating approvals have resulted in the Company receiving 10 fines in the year totalling $13,612. The Company is also being prosecuted by the NSW EPA in relation to four Tier 2 offences arising from an incident in October 2001 resulting in contamination of Allens Creek, a fish kill and air emissions in breach of licence conditions.

INDEMNIFICATION AND INSURANCE OF OFFICERS

The Company has entered into directors' and officers' insurance policies and paid an insurance premium in respect of the insurance policy, to the extent permitted by the *Corporations Act 2001*. The insurance policy covers former Directors of the Company along with the current Directors of the Company (listed on page 38). Executive officers and employees of the Company and its related bodies corporate are also covered.

In accordance with Rule 21 of the Company's Constitution, the Company, to the maximum extent permitted by law, must indemnify any current or former Director or Secretary of the Company or any of its subsidiaries, against all liabilities (and certain legal costs) incurred as such a Director or Secretary to a person, including a liability incurred as a result of appointment or nomination by the Company or subsidiary as a trustee or as a director, officer or employee of another corporation.

The current Directors of the Company (listed on page 37-38) have entered into Director's Access, Insurance and Indemnity Deeds with the Company. The Deed addresses the matters set out in Rule 21 and includes, among other things, provisions requiring the Company to indemnify a Director to the extent to which they are not already indemnified as permitted under law, and to use its best endeavours to maintain an insurance policy covering a Director while they are in office and seven years after ceasing to be a Director.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as (in accordance with normal commercial practice) such disclosure is prohibited under the terms of the contract.

PROCEEDING ON BEHALF OF THE COMPANY

As at the date of this report, there are no leave applications or proceedings brought on behalf of the Company under section 237 of the *Corporations Act 2001*.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

AUDITOR

Ernst & Young was appointed as auditor for the Company at the 2002 Annual General Meeting.

This report is made in accordance with a resolution of the Directors.



G J KRAEHE
Chairman



K C ADAMS
Managing Director and CEO

Melbourne
28 August 2003

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Since its listing on 15 July 2002, the Board has implemented and operated in accordance with a set of corporate governance policies. With the release of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Recommendations") on 31 March 2003, the Board, along with management, has undertaken a review of the Company's corporate governance procedures. As at the date of this report the Company has adopted additional, or in some instances new, procedures to reflect the ASX Recommendations. The Board considers that the Company complies with the requirements in the ASX Recommendations.

For ease of reference, the table below notes those ASX Recommendations that deal with information to be disclosed in the Corporate Governance Statement and indicates where they can be found in this report.

DISCLOSURE REQUIRED BY THE ASX RECOMMENDATIONS	REFERENCE
Functions reserved to the Board and those delegated to management	See Role of the Board on page 45
Skills, experience and expertise relevant to the position of Director	See the current Directors' biographical information on pages 37-38
Names of Directors considered by the Board to constitute independent Directors and the Company's relevant thresholds	See Independent Non-Executive Directors on page 46
Procedure for independent professional advice	See Access to information and independent advice on page 45
Directors' terms of office	See the current Directors' biographical information on pages 37-38
Names of the Nomination Committee members and attendance	See Nomination Committee on page 49 and Meetings of Directors on page 39
Composition of Board, Chairperson and role of Chairman and Chief Executive Officer	See Role and Composition of the Board on page 45
Code of conduct for Directors and executives	See Guide to Business Conduct on page 50
Securities Trading Policy	See Securities Trading Policy on page 50
Audit Committee members and their qualifications	See Audit and Risk Committee on pages 48-49
Audit Committee meetings and attendance	See Meetings of Directors on page 39
Financial statements sign-off and structure of Audit Committee	See Audit and Risk Committee on pages 48-49
Procedures for ASX disclosure requirements	See Shareholders on page 45
Shareholder communications strategy	See BHP Steel's website www.bhpsteel.com
Attendance of external auditor	See external auditor on page 50
Risk oversight committee	See Audit and Risk Committee on pages 48-49
Risk management and internal controls	See internal audit on pages 48-49
Performance evaluation	See performance evaluation on pages 47-48
Company's remuneration policies and disclosure	See Directors' remuneration on page 47
Remuneration Committee members and attendance	See Remuneration Committee on page 49
Retirement benefits for Non-Executive Directors	See Directors' remuneration on page 47
Company code of conduct	See Guide to Business Conduct on page 50

The BHP Steel Group is a global organisation, with businesses operating in many countries, including Australia, New Zealand, the United States, China and throughout South-East Asia. All entities of the BHP Steel Group must, therefore, comply with a range of varying legal, regulatory and governance requirements.

The Board places great importance on governance of the Company and, in particular, the need to focus on carrying out prudent risk-taking activities which achieve a balance between:

- the generation of rewards for shareholders who invest their capital;
- the supply of goods and services of value to the BHP Steel Group's global customers; and
- the provision of meaningful employment for employees in a way which contributes to the welfare of the community.

This Corporate Governance Statement outlines the key aspects and mechanisms of the Company's governance framework which were established, and are continually reviewed, by the Board.

Summaries of the policies and charters (and a copy of the Audit and Risk Committee charter) referred to in this Corporate Governance Statement are available from the Company's website www.bhpsteel.com.

SHAREHOLDERS

A fundamental role in the governance of the Company is performed by shareholders who elect the Board. In accordance with the Company's Constitution, one third of the Directors must retire each year by rotation and are subject to re-election.

The Board's task is to govern on behalf of all shareholders. The Board recognises that, to carry out this role, shareholders must receive high quality relevant information in a timely manner. The Company's arrangements for communicating with its shareholders is summarised on the Company's website www.bhpsteel.com. Timely disclosure of relevant information will facilitate an efficient, competitive and informed market in the Company's shares.

The Company is subject to continuous disclosure obligations under the Listing Rules of the Australian Stock Exchange, which are supplemented by Australian corporations legislation. Subject to some limited exceptions, under the continuous disclosure requirements, the Company must immediately notify the market, through the Australian Stock Exchange of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its shares.

To achieve these objectives and satisfy the regulatory requirements, the Board provides information to shareholders and the market in several ways, including:

- communicating with all shareholders in annual reports and financial statements, releases of results to the Australian Stock Exchange each half year and at the Company's Annual General Meeting;
- releasing price sensitive announcements and other relevant significant announcements directly to the market via the Australian Stock Exchange. Copies of these announcements are immediately placed on the Company's website www.bhpsteel.com;
- conducting briefings with analysts and institutions from time to time – in doing so, BHP Steel recognises the importance of making sure that any price sensitive information provided during these briefings is made available to all shareholders and the market at the same time and in accordance with the requirements of the Australian Stock Exchange and the Australian Securities and Investments Commission; and
- providing information on the Company's website, which contains extensive information about the BHP Steel Group and its activities, including statutory reports and investor information.

The Company has established a Market Disclosure Committee, comprising the Chairman, the Managing Director and Chief Executive Officer, the Chief Financial Officer, the Company Secretary, the Vice-President, Investor Relations and the Executive Vice-President, Corporate Affairs, to monitor and assess all significant information which may require disclosure. The Company Secretary is responsible for providing announcements to the Australian Stock Exchange. A summary of the Company's Continuous Disclosure Policy is available on the Company's website www.bhpsteel.com.

THE BOARD OF DIRECTORS

Role of the Board

The Board is responsible for the effectiveness of governance practices and the overall management and control of all entities within the BHP Steel Group.

The Board has developed and adopted a Delegation of Authority Policy (a summary is available at the Company's website www.bhpsteel.com) which specifically reserves a number of key matters for the consideration and decision by the Board. The Board Charter also reflects the matters reserved to the Board in the Delegation of Authority Policy. These include matters relating to:

- **(values and standards)** setting the Company's values and standards of conduct and ensuring that these are adhered to, in the interests of the Company's shareholders, employees, customers, suppliers and the communities in which it operates and, generally, safeguarding the reputation of the Company;
- **(leadership)** providing leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- **(direction and objectives)** setting the Company's direction, strategies and financial objectives and ensuring that the necessary financial and human resources are in place for the Company to meet its objectives;
- **(performance assessment)** ensuring that the performance of management, and the Board itself, is regularly assessed and monitored;
- **(compliance)** monitoring compliance with regulatory and ethical standards; and
- **(appointing Managing Director)** appointing, terminating and reviewing the performance of the Managing Director and Chief Executive Officer.

The Delegation of Authority Policy is readily available on the Company's intranet to all employees, along with detailed guidelines setting the internal approvals that must be obtained in order to enter into specific transactions.

The Board has delegated responsibility for the day-to-day operation and administration of the BHP Steel Group to executive management, led by the Managing Director and Chief Executive Officer, Mr Kirby Adams. The levels of authority for management are also documented in detail, as part of the Guidelines to the Delegation of Authority Policy. The Managing Director and Chief Executive Officer is assisted in managing the business by the Executive Leadership Team (the Executive Leadership Team is discussed further on page 50).

The roles of the Chairman and the Managing Director and Chief Executive Officer are separate.

Access to information and independent advice

Directors are entitled to full access to the information required to discharge their responsibilities, including access to executives of the BHP Steel Group.

The Board (as well as Board committees and individual Directors) may also take independent professional advice, at the expense of the Company, in carrying out their responsibilities, including in the absence of the Company's management, where they consider it appropriate to do so. Procedures have been adopted to set out the practical steps by which independent professional advice is to be obtained.

The Board is assisted by the Company Secretary, who advises on the management of meetings, the implementation of governance procedures and compliance with regulatory requirements.

Composition of the Board

The Board comprises eight Directors, including seven independent Non-Executive Directors and one Executive Director (the Managing Director and Chief Executive Officer). As described below, the Board considers that all Non-Executive Directors are independent.

The Board collectively brings significant commercial, business, operational, financial, legal and international experience in a range of industries. The Directors all bring skills and expertise which, in aggregate, combine to form a Board which is equipped to discharge its responsibilities. The Directors' biographies along with their term of office and information about their skills, experience and expertise relevant to their position, are on pages 37-38.

The Company's Constitution and the Listing Rules of the Australian Stock Exchange require that no member of the Board (other than the Managing Director and Chief Executive Officer) may serve for more than three years without being re-elected by shareholders at an Annual General Meeting of the Company. Also, one-third of the Directors (not including the Managing Director and Chief Executive Officer) must retire – and are eligible to be re-elected by the shareholders – at each Annual General Meeting. The Managing Director and Chief Executive Officer serves as a Director until he ceases to be the Chief Executive Officer.

Where the Board appoints a person as a Director (rather than the shareholders), that person must resign at the next Annual General Meeting following their appointment and seek approval of shareholders to continue as a Director. Accordingly, at the 2003 Annual General Meeting, Mr Tan will seek shareholder approval to continue as a Director.

Independent non-executive Directors

The Board, excluding the Director in question, assesses the independence of each non-executive Director at least annually in light of the interests disclosed by that Director, as part of its overall commitment to adopt standards of corporate governance in line with best practice.

The Board believes that independence is one important attribute of an effective non-executive Director. Other important attributes include business acumen and experience, an inquiring mind and personal integrity. In addition, the Board as a whole must work together effectively to combine and leverage the skills, knowledge and experience of its members to provide leadership to the Company in generating value for shareholders and meeting the expectations of other stakeholders. The work of the Board must be supported by robust structures and processes that facilitate depth and breadth of understanding of the Company's business, foster open and constructive debate, define roles and responsibilities clearly and ensure proper compliance with laws.

The governance process implemented by the Board has been designed, as a whole, to address all of these issues in a manner that will maximise the contribution of the Board to the success of the business.

In assessing the independence of a non-executive Director, consideration is given to the underlying purpose behind each of the specific relationships identified as relevant to independence (see below), and the overall purpose of independence;

The Board considers that the overall purpose of independence is to ensure that a Director does not have a relationship where there are, or are perceived to be, matters which could materially interfere with the Director:

- making decisions on matters that regularly come before the Board or its committees;
- objectively assessing information and advice given, or obtained, by management;
- setting policy for general application across the Company; and
- generally, carrying out the performance of his or her role as a Director, or which could inhibit free Board discussion of matters coming before the Board.

The Board considers all of the circumstances relevant to a Director, in determining whether the Director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. Amongst the circumstances considered by the Board are a range of factors, including the relations described in Box 2.1 of the ASX Recommendations.

In determining whether a sufficiently material relationship (as described in Box 2.1 of the ASX Recommendations) exists between the Company and a third party, the Board has regard to all the circumstances of the relationship, including, among other things:

- **(expenses/revenues)** the proportion of a class of expenses or revenues that the relationship represents to both the Company and the third party;
- **(strategic importance)** the strategic importance to the Company's business of the goods or services purchased or supplied by the Company;
- **(uniqueness of services)** the extent to which the services supplied are integral to the operation of the Company's business, including the extent to which the services provided are unique and not readily replaceable;
- **(goods/services)** the nature of the goods or services;
- **(transaction)** the nature of the transaction; and
- **(value)** the value of the transaction to BHP Steel and the other party to the transaction.

Materiality is considered from the perspective of both the Company and its Directors.

The Board considers that each non-executive Director is independent when assessed on the criteria above, taking into account all relevant matters and relationships of the particular non-executive Director. Relevantly, the Board's reasons include:

- Mr Kraehe is a non-executive Director of Brambles Limited, a supplier of transport services and equipment to the Company, and National Australia Bank, a supplier of banking services and funding facilities. The National Australia Bank is not the principal or transactional banker of the BHP Steel Group. Having considered the goods and services supplied by each of Brambles Limited and National Australia Bank and the materiality criteria set out above, the Board considers that these relationships are not material for the purpose of independence.
- Mr McNeilly was an executive of the BHP Billiton Group until December 2001 and served as Executive General Manager and Chief Executive Officer of BHP Steel (while it was a division of the BHP Billiton Group) between May 1991 and September 1997. Mr McNeilly has not within the last five years been involved in BHP Steel management.
- Mr McCann is a partner of Allens Arthur Robinson, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Allens Arthur Robinson is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Allens Arthur Robinson and the nature of the services supplied, and based on the materiality criteria set out above, Allens Arthur Robinson is not a material professional adviser for the purposes of independence. The Board also notes that Mr McCann is not involved in Allens Arthur Robinson providing legal advice to the Company or in selecting the Company's legal advisers.
- Mr Rizzo is a member of the Advisory Board of Mallesons Stephen Jaques, a national law firm, which is one of a number of law firms that provide legal advisory services to the Company. It is noted that Mallesons Stephen Jaques is not the exclusive or primary provider of legal services to the Company. The Board considers that, having regard to the amount of the fees paid to Mallesons Stephen Jaques and the nature of the services supplied, and based on the materiality criteria set out above, Mallesons Stephen Jaques is not a material supplier for the purposes of independence. The Board also notes that Mr Rizzo is not involved in Mallesons Stephen Jaques providing legal advice to the Company or in selecting the Company's legal advisers.
- Neither Mr Crabb, Ms Grady nor Mr Tan had any relationships that raised independence issues.

Board succession planning and training

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This will require the Board periodically to assess the skill-set necessary to meet the BHP Steel Group's demands.

The Board has established a Nomination Committee, chaired by Mr Graham Kraehe, and comprising all the non-executive Directors. (The Nomination Committee is described further on page 49.)

Newly appointed Directors receive appropriate induction and training. This includes management briefings to familiarise themselves with the significant operations of the BHP Steel Group. Arrangements are made for new Directors to visit the Company's major operational sites at Port Kembla and Western Port. New Directors also receive briefing materials, which include minutes of recent Board meetings and copies of fundamental Board and Company policies.

Board meetings

During the 2002/2003 financial year, the Board has met 12 times to review matters such as the financial performance of the BHP Steel Group, current trading and key business initiatives, and the BHP Steel Group's strategy, budget and business plans. The Board has also met to specifically consider BHP Steel's Group strategy.

Procedures are also in place to ensure that Directors can meet to consider and decide urgent matters, as and when they arise.

Materials for Board and Board committee meetings are circulated to the Directors in advance. The agenda for meetings is formulated with input from the Managing Director and Chief Executive Officer, the Chairman and the Executive Leadership Team (see page 50). Directors are free to nominate matters for inclusion on the agenda for any Board or Board Committee meeting.

Presentations to the Board are frequently made by members of senior management, and telecommunication technologies may be utilised to facilitate participation.

Board meetings have been held in various locations, including in Melbourne (where the Company's head office is located), Sydney, Port Kembla (home to the Company's integrated steelworks operations in Australia) and Western Port (home to the Company's major steel rolling and coating operations in Australia). The Board has a program to meet at various sites in Australia, Asia and New Zealand throughout the year ahead.

Meetings without management

During the 2002/2003 financial year, the non-executive Directors met on two occasions without the presence of management.

Board charter

The Board has adopted a charter which sets out matters, the powers and responsibilities of the Board, as follows:

- (reserved powers) those matters specifically reserved for determination by the Board (see the Delegation of Authority Policy);
- (independent advice) the Board's and individual Directors' right to obtain independent professional advice, at the expense of the Company;
- (non-executive Director meetings) an undertaking for non-executive Directors to meet at two scheduled times a year without management;
- (independence) the Board's process for assessing non-executive Director independence; and
- (performance review) an undertaking for the Board to annually review its performance.

Conflicts of interest

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to the Company and their own interest. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest are disclosed t o the Board. Where a matter is to be considered by the Board, the Chairman (or where the Chairman has a conflict or potential conflict, the Deputy Chairman) in consultation with the Company Secretary may implement procedures to avoid the Director with the interest acting or being perceived to act in conflict with his or her duties to the Company. A register of Directors' interests is maintained by the Company Secretary.

Directors' remuneration

Under the Company's Constitution the maximum remuneration payable by the Company for the services of non-executive Directors in total must not exceed $1,750,000 per annum without shareholder approval. The total remuneration paid to the non-executive Directors in the financial year ended 30 June 2003 was well under the maximum amount provided in the Constitution.

Non-executive Directors receive remuneration based on membership of the Board, and for chairing Board committees. Non-executive Directors do not receive any performance-based incentives and are not entitled to any retirement benefits. Details of remuneration paid to the non-executive Directors are set out on page 39.

Non-executive Directors are encouraged to accumulate over time a shareholding equivalent in value to their annual fee.

For equity-based remuneration available to Directors or executives, it is the Company's policy to seek shareholder approval as required by the Corporations Act 2001 or the ASX Listing Rules. At the 2003 Annual General Meeting, shareholder approval will be sought to permit Mr Adams to participate in the Company's Long Term Incentive Plan. Awards under equity-based remuneration plans are only made in accordance with the performance thresholds set out in the terms of those plans (the relevant thresholds are described further on pages 41-42).

PERFORMANCE EVALUATION

Board

Under its charter the Board will review its effectiveness annually.

As part of this process the Board also intends to review the individual performance of the Chairman and the other non-executive Directors. Given that none of the current Directors have been in office longer than 16 months, the Board considers that it is appropriate to undertake the first Board review towards the end of the 2003/2004 financial year, after approximately two years of working together.

Board committees

The Charter of each BHP Steel Board Committee requires the Committee to regularly review its performance and, where necessary, make recommendations to the Board for improving the effectiveness of the Committee.

Directors

BHP Steel was listed as an independent company on the Australian Stock Exchange in July 2002. Each of its current Directors was appointed on 10 May 2002, with the exception of Mr Tan who was appointed on 26 May 2003.

The BHP Steel Board recognises the importance of regular performance evaluation of Directors. A review process has been adopted for Directors retiring by rotation and offering themselves for re-election. However, given the relatively short history of BHP Steel as a separately listed company and the brief periods of appointment of the incumbent Directors, a formal performance evaluation process for all non-executive Directors has not yet been implemented. The Board is currently examining performance evaluation and aims to have a process in place in the 2003/2004 financial year.

Executives

All BHP Steel executives are subject to annual performance planning and review.

The annual performance planning and review involves a key executive being evaluated by their immediate superior, usually the Managing Director and Chief Executive Officer. The executive is assessed against:

- achievement of financial goals;
- completion of key job specifications and goals;
- achievement of other specific business objectives; and
- contribution towards specific business plan objectives.

In assessing a key executive's performance the Managing Director and Chief Executive Officer may consult with the Chairman. The outcomes of performance reviews are reported to the Remuneration Committee, which has overall responsibility, for ensuring that performance management processes are in place for all key executives. Executive remuneration is considered by the Remuneration Committee.

The Remuneration Committee also considers the overall amount of any short-term incentive to be provided to eligible executives, and reviews and approves the specific amount of any short-term incentive bonus award to particular senior executives. This takes into account the overall performance of the Company against a range of measures, and the contribution made by a particular executive.

The performance evaluation of the Managing Director and Chief Executive Officer is conducted by the Chairman and the Board. The evaluation of the Managing Director and Chief Executive Officer involves an assessment of a range of factors including the overall performance of the Company and the achievement of specific pre-determined goals.

COMMITTEES OF THE BOARD

Given the importance of certain matters to corporate governance, the Board has established a number of committees to assist in the execution of its responsibilities:

- the Audit and Risk Committee;
- the Remuneration Committee;
- the Health, Safety and Environment Committee; and
- the Nomination Committee..

Other committees of the Board may be formed from time to time to deal with specific matters.

Each of the Board's committees operates under terms of reference (charters), detailing their role and responsibilities. The charters contain a number of common features, including the ability of a committee to obtain independent professional advice at the expense of the Company, the requirement for reporting to the Board and annual reviews of the operations of the committee.

The number of Board Committee meetings held during the year ended 30 June 2003 and the attendance at those meetings by members is set out on page 39.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

Public Listing Committee

The Public Listing Committee was formed by the directors designate of BHP Steel Limited in March 2002 to assist the Directors to prepare to become Directors of the Company, once they were formally appointed by BHP Billiton Limited.

After their appointment as Directors on 10 May 2002, the Committee continued to meet to assist the Board in discharging its responsibilities to the Company in connection with the public listing of the Company. The Committee met twice in the 2002/2003 financial year and was discontinued in July 2002 after the public listing of the Company.

The members of the Committee were Mr Kevin McCann (Committee Chairman), Mr Ron McNeilly and Mr Paul Rizzo. All Board members were invited to attend meetings of the Public Listing Committee and, on most occasions, a majority of Directors did attend.

Audit and Risk Committee

The Audit and Risk Committee assists the Board in the effective discharge of its responsibilities for financial reporting, internal controls, risk management and internal and external audit.

The primary objectives of the Audit and Risk Committee, as set out in its Charter, are to:

External reporting

- (**review of financial statements**) review all published financial statements which are required to be signed by Directors, prior to
- (**review of reports**) review the annual report and the directors' report to the extent that such a report discusses the financial position or operating results of the Company;
- (**accounting policies**) review and assess the appropriateness of the Company's accounting policies and principles;
- (**compliance processes**) review and consider the processes used by management to monitor and ensure compliance with laws, regulation and other requirements relating to external reporting of financial information;
- (**regulatory changes**) review proposed professional and regulatory pronouncements regarding accounting policies and financial reporting and assess their impact on the Company.

Internal control and risk management

- (**risk management systems**) consider whether the Company has effective risk management systems in place to review, assess and manage business, financial and operational risk;
- (**internal controls**) review and approve management's programs and policies which deal with the adequacy and effectiveness of internal controls over the Company's business processes, including the determination of financial statements;
- (**theft and fraud reports**) receive reports concerning material actual and suspected breaches of law, including fraud and theft and assess systems to manage this risk;
- (**litigation and contingencies**) review any litigation, claim or other contingency which could have a material effect upon the financial position or operating results of the Company;
- (**superannuation plans**) receive reporting concerning the accounting treatment of the Company's superannuation plans and determine questions of accounting treatment raised;
- (**related party transactions**) review and monitor related party transactions and assess their propriety.

External audit

- (**appointment/replacement**) make recommendations to the Board on the appointment, reappointment or replacement and remuneration of the external auditor;
- (**terms of engagement**) review and agree with the external auditor the terms of engagement;
- (**effectiveness and independence**) monitor the effectiveness and independence of the external auditor;
- (**scope of audit**) review the scope of the external audit with the external auditor including identified risk areas and approve external audit plans;
- (**non-audit services**) review and assess provision of non-audit services by the external auditor;
- (**policies for non-audit services**) develop policies for approval by the Board, in respect of the provision of non-audit services by the external auditor;
- (**coordination with internal audit**) ensure the external auditor is coordinated with internal audit programs;
- (**external audit findings**) review and monitor management's responsiveness to the external audit findings;
- (**external auditor meetings**) on a regular basis meet with the external auditor without the presence of management.

Internal audit

- (**appointment**) approve the internal auditor;
- (**scope of audit and plan**) review and assess the scope of the audit and the internal audit plan, work program and resources and approve internal audit plans;
- (**internal audit findings**) review and monitor management's responsiveness to the internal audit findings;
- (**internal auditor meetings**) on a regular basis meet with the internal

A complete copy of the Audit and Risk Committee charter is available on the Company's website www.bhpsteel.com.

The Audit and Risk Committee meets before the finalisation of all major financial announcements of the Company and, in any event, is required to meet four scheduled times a year.

As required by its charter, the Audit and Risk Committee is composed entirely of independent non-executive Directors.

The members of the Audit and Risk Committee are Mr Paul Rizzo (Committee Chairman), Mr Kevin McCann and Mr Ron McNeilly. Mr Rizzo has significant financial management and reporting experience. Mr McNeilly has an understanding of the industry in which the Company operates and Mr McCann has both financial and legal experience which is valuable to the functioning of the Audit and Risk Committee.

All Board members are invited to attend meetings of the Audit and Risk Committee, with standing invitations also extended (except for certain consultations referred to above) to the Managing Director and Chief Executive Officer, Chief Financial Officer and the external and internal auditors.

Health, Safety and Environment Committee

The primary objectives of the Health, Safety and Environment Committee, as set out in its charter, are to:

- (**HSEC Policy**) adopt a Health, Safety, Environment and Community (HSEC) Policy and, as it considers necessary, recommend changes to that policy;
- (**compliance**) monitor the Company's compliance with the approved HSEC Policy;
- (**HSEC standards**) assess the HSEC standards of the Company;
- (**HSEC risks**) assess the operations of the Company and make recommendations for assessing, avoiding, eliminating, controlling and minimising HSEC risks;
- (**legislation**) assess compliance by the Company with applicable legislation;
- (**acceptable practices**) research and recommend the adoption of acceptable HSEC practices in the industries in which the Company operates;
- (**incident reporting**) receive reports concerning HSEC incidents within the Company; and
- (**implications**) consider HSEC issues that may have strategic, business and reputational implications for the Company.

The Chairman of the Committee is Mr John Crabb, who is an independent non-executive Director and because of the importance of health, safety and the environment to BHP Steel's operations, all Directors are members of the Committee. The composition of the Committee will be reviewed from time to time.

The Health, Safety and Environment Committee charter requires that the Committee meets at least four scheduled times per year.

Remuneration Committee

The Board is responsible for ensuring that BHP Steel:

- (**human resources strategy**) has a human resources strategy aligned to the overall business strategy, which supports the BHP Steel Business Charter *Our Bond*;
- (**practices and policies**) has remuneration policies and practices that are observed and that enable it to attract and retain executives and directors who will create value for shareholders;
- (**remuneration and performance**) fairly and responsibly rewards executives having regard to the performance of the Company, the creation of value for shareholders, the performance of the executive and the external remuneration environment; and
- (**succession**) plans and implements the development and succession of executive management and directors.

The Remuneration Committee has authority to advise the Board on specific remuneration matters, as well as determining certain matters. The specific areas of responsibility are human resources strategy, remuneration policy, executive incentive and equity based plans, awards under executive incentive and equity based plans, executive directors and senior management remuneration, performance management, succession planning, termination, succession and non-executive director remuneration.

The Board has ultimate authority over the following matters:

- (**contract variation**) changes to the remuneration or contract terms of executive directors;
- (**incentive plans**) the design of new equity plans or executive cash-based incentive plans;
- (**incentive awards**) total level of award proposed from equity plans or executive cash-based incentive plans;
- (**Managing Director selection**) selection of the Managing Director and Chief Executive Officer;
- (**Managing Director compensation**) compensation and all performance related matters for the Managing Director and Chief Executive Officer; and
- (**executive termination payments**) termination payments to executive directors.

The Remuneration Committee is composed entirely of independent non-executive Directors.

The members of the Remuneration Committee are Ms Diane Grady (Committee Chairman), Mr Graham Kraehe and Mr Ron McNeilly. All members of the Remuneration Committee are independent non-executive Directors. The Committee meets at least four scheduled times a year.

The Committee seeks advice and guidance, as appropriate, from the Managing Director and Chief Executive Officer, and the Executive Vice President Human Resources. It may also seek advice from external experts, as appropriate, including in the absence of management of the Company.

Information on the Company's remuneration policies in respect of the costs and benefits of those policies and the link between remuneration paid to Directors and executives and Company performance is detailed on pages 39-42 of the Directors' Report.

Nomination Committee

The Nomination Committee of the Board is responsible for reviewing the membership of the BHP Steel Board and for consideration of candidates for membership of the Board. The Committee is chaired by Mr Graham Kraehe. All non-executive Directors are members of the Committee. The Board believes that the responsibilities of the Committee will be performed most effectively if all non-executive Directors are involved. Detailed work of the Committee may be delegated to a sub-committee.

The purpose of the Committee is to assist the Board in the effective discharge of its responsibilities for ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors having regard to the law and the highest standards of governance. This purpose will be achieved by:

- (**required skills**) assessing the skills required on the Board;
- (**Board skills**) assessing the extent to which the required skills are represented on the Board from time to time;
- (**review processes**) establishing processes for the review of the performance of the Board as a whole and individual non-executive Directors; and
- (**Board candidates**) establishing processes for the identification of suitable candidates for appointment to the Board.

The Board believes that this role is most effectively performed when all non-executive Directors are involved.

Executive Leadership Team

The Company's Executive Leadership Team (ELT) is responsible to the Managing Director and CEO for the day-to-day leadership and management of the Company as a whole. The ELT performs its role in consultation with, and obtains guidance from the Board and Board committees. The ELT's specific responsibilities, include:

- (**BHP Steel corporate strategy**) developing and implementing the strategic direction of the BHP Steel Group;
- (**business area strategies**) reviewing and developing strategies for business areas;
- (**safety**) reviewing and developing safety strategy, high level processes and procedures;
- (**capital expenditure**) reviewing and endorsing all capital proposals over $5 million. The ELT recommends to the Board all capital proposals over $15 million;
- (**human resources**) reviewing and discussing human resource talent and succession and developing human resource strategies and practices;
- (**policies and standards**) discussing and endorsing major policies and standards that have been delegated to management by the Board in areas such as Human Resources, Information Technology, Risk Management and Finance; and
- (**performance**) reviewing company and business unit financial performance and operational performance and agreeing any necessary actions.

The members of the Executive Leadership Team are Kirby Adams (Managing Director and Chief Executive Officer), who is Chairman of the ELT, Lance Hockridge (President Industrial Markets), Noel Cornish (President Australian Building and Manufacturing Markets), Mike Courtnall (President Asian Building and Manufacturing Markets), Kathryn Fagg (President Market and Logistics Solutions), Brian Kruger (Chief Financial Officer) and Ian Cummin (Executive Vice President Human Resources). The ELT meets monthly, generally at BHP Steel sites.

ACCOUNTABILITY AND AUDIT

Internal control and risk management

The Board has overall responsibility for the BHP Steel Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Committee (see the Audit and Risk Committee).

The Board regularly receives information about the financial position and performance of the Company. For annual and half-yearly accounts released publicly, the Managing Director and Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

- the accuracy of the accounts and that they represent a true and fair view, in all material respects, of the BHP Steel Group's financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
- that the representations are based on a system of risk management and internal compliance and control which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

PricewaterhouseCoopers assists the Board by providing a comprehensive internal audit service.

External audit

Ernst & Young are the Company's external auditors.

The audit partners and review partners of our external auditors will rotate every five years. The current audit partners and review partner were first appointed for the 2001/02 audit of the Company.

Non-audit work is prohibited, where independence may be compromised or conflicts arise. Any proposal for the performance of permitted non-audit related work by the auditor will require prior consultation with, and approval of, the Chief Financial Officer for certain matters under $300,000 in value. Permitted services with a value above this amount must be approved by the Audit and Risk Committee.

Share ownership and dealing

Details of shares in the Company held by Directors are set out on page 38.

The Board has put in place a Securities Trading Policy covering dealings in the Company's shares. The objective of the Policy is to ensure that shareholders, customers and the business community have confidence that Directors and senior management comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under the Policy, Directors and senior management are required to notify the Company Secretary and obtain clearance before dealing in BHP Steel Limited shares. Directors and senior management are prohibited from dealing in BHP Steel Limited shares outside designated trading windows.

Any dealings in the Company's shares by a Director are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealings by a Director within five business days.

Corporate social responsibility

The Company is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which the BHP Steel Group conducts its business.

Some of these important issues are the responsibility of the Health, Safety and Environment Committee. However, the Company views these matters as key issues, for which the Company can have an impact in every aspect of its operations and interactions within the communities in which it operates.

The Health, Safety, Environmental and Community Policy addressing these issues can be found on the Company's website www.bhpsteel.com.

BHP Steel Guide to Business Conduct

BHP Steel Limited has a Guide to Business Conduct which provides an ethical and legal framework for all employees in the conduct of the Company's business. The Guide defines how the BHP Steel Group relates to its customers, employees, shareholders and the community.

At the core of the Guide to Business Conduct is the desire to build trust between the Company and these stakeholders, through the implementation of principles of legal compliance and proper process; fair competition; the application of industry best practice to the health, safety and well-being of the Company's employees; a focus on long-term benefits rather than short-term advantage for individuals; cooperation, driven by the Company's belief in people and teamwork; and respect for the diverse range of people and cultures.

The Guide to Business Conduct provides a common behavioural framework for all the Company's employees, irrespective of their specific job, direct employer or location around the world.

The Guide to Business Conduct applies to all employees of the Company. It also applies to the activities of Non-Executive Directors, to extent that the provisions of the Guide are relevant to a Director's conduct in relation to the Company.

Political contributions

The Company does not contribute funds to any political party, politician, or candidate for public office. It may, however, incur costs for attendance at events hosted by a political party for briefing purposes or for the purpose of meeting and having dialogue with political figures and contributes to the public debate of policy issues that may affect it in the countries in which it operates.

CONCISE FINANCIAL REPORT

EXPLANATORY STATEMENT TO THE CONCISE FINANCIAL REPORT

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the year ended 30 June 2003 in this report reflect a complete twelve months' results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities are not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

The comparative financial results, for the year ended 30 June 2002, presented in this report have been prepared for the consolidated entity as it existed on 30 June 2002 and are not reflective of BHP Steel Limited which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the comparative financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Annual Concise Report presented reflects the majority of the Australian and Asian Coating operations.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	2003	2002
		$m	$m
Revenue from ordinary activities		5,302.1	2,488.7
Changes in inventories of finished goods and work in progress		36.1	(7.0)
Raw materials and consumables used		(2,029.3)	(1,519.2)
Employee benefits expense		(1,031.9)	(373.5)
Depreciation and amortisation expenses		(270.1)	(77.2)
Diminution in value of non-current assets		(12.6)	(0.4)
External services		(734.7)	(110.5)
Freight on external despatches		(410.0)	(188.8)
Carrying amount of non-current assets sold		(4.5)	(2.2)
Other expenses from ordinary activities		(298.7)	(181.1)
Borrowing costs expense		(22.0)	(46.1)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		69.2	–
Profit/(loss) from ordinary activities before income tax expense		593.6	(17.3)
Income tax credit/(expense)		(120.9)	21.1
Profit/(loss) from ordinary activities after income tax expense		472.7	3.8
Net profit/(loss) attributable to outside equity interest		(21.0)	(14.1)
Net profit/(loss) attributable to members of BHP Steel Limited	6	451.7	(10.3)
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"		(2.8)	–
Net increase/(decrease) in foreign currency translation reserve		(77.9)	(30.4)
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity		(80.7)	(30.4)
***Total changes in equity other than those resulting from transactions* with owners as owners**		371.0	(40.7)
		Cents	Cents
Basic earnings per share	5	57.1	(16.3)

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

A breakdown of revenue and profit from ordinary activities before income tax by reporting segment is set out in note 2.

Key points to note on the profit from ordinary activities before income tax expense are:

- The acquisition of BHP Steel (AIS) Pty Ltd from the BHP Billiton Group added EBIT of $369 million. This acquisition includes the Port Kembla Steelworks and New Zealand Steel operations both of which recorded a significant improvement in their financial performance primarily due to improved operating performance and higher prices.
- The North Star BHP Steel joint venture was acquired on 30 June 2002. North Star BHP Steel contributed an equity accounted profit of $69 million. This represents a significant improvement in the financial performance of this operation primarily due to increased domestic prices in the USA.
- An improvement in the overall operating performance of the Group due primarily to higher international and domestic steel prices, improved operating performance, higher despatch levels, partly offset by the net impact of a stronger AUD/USD on USD denominated revenues and costs.
- The reduction in borrowing costs from the corresponding year is due to a different capital structure arising from the separation from the BHP Billiton Group and a reduction in external debt during the period.
- Other significant items included a provision for costs associated with the required name change ($20 million) and costs associated with improving the financial position of the Australian and New Zealand defined benefit superannuation funds ($32 million).

INCOME TAX

The effective tax rate for the 12 months ended 30 June 2003 was 20.4%. This differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand and the USA, together with the utilisation of unbooked tax losses and tax exemptions in certain Asian operations.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Notes	2003	2002
		$m	$m
Current assets			
Cash assets		**91.0**	98.7
Receivables		**639.6**	2,114.3
Inventories		**639.4**	257.8
Other financial instruments		**4.1**	2.2
Other		**17.6**	9.4
Total current assets		**1,391.7**	2,482.4
Non-current assets			
Receivables		**10.8**	10.8
Inventories		**58.2**	23.4
Investments accounted for using the equity method		**151.6**	146.3
Other financial assets		**4.5**	0.2
Property, plant and equipment		**3,085.6**	1,065.1
Deferred tax assets		**37.3**	19.2
Intangible assets		**4.5**	0.7
Other		**8.9**	9.5
Total non-current assets		**3,361.4**	1,275.2
Total assets		**4,753.1**	3,757.6
Current liabilities			
Payables		**493.0**	351.2
Interest bearing liabilities		**101.5**	2,279.6
Current tax liabilities		**108.0**	2.8
Provisions		**258.7**	100.8
Other		**8.1**	3.9
Total current liabilities		**969.3**	2,738.3
Non-current liabilities			
Interest bearing liabilities		**66.4**	94.5
Deferred tax liabilities		**395.1**	103.5
Provisions		**231.2**	49.6
Total non-current liabilities		**692.7**	247.6
Total liabilities		**1,662.0**	2,985.9
Net assets		**3,091.1**	771.7
Equity			
Parent entity interest			
Contributed equity		**2,182.1**	164.0
Reserves		**(91.2)**	182.9
Retained profits	6	**961.4**	387.7
Total parent entity interest		**3,052.3**	734.6
Outside equity interest in controlled entities		**38.8**	37.1
Total equity		**3,091.1**	771.7

The above consolidated statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In preparation for the separation from the BHP Billiton Group, BHP Steel Limited acquired all the issued capital of BHP Steel (AIS) Pty Ltd from BHP Billiton Limited on 3 July 2002. BHP Steel (AIS) Pty Ltd is a fully integrated manufacturer of flat steel products for distribution to Australian and export customers throughout the world. In addition, a wholly owned subsidiary of BHP Steel (AIS) Pty Ltd manufactures flat and metallic coated steel products in New Zealand. These entities include the Port Kembla Steelworks, Packaging Products and New Zealand Steel operations. Details of the acquisition are as follows:-

	$M
Cash	56.1
External receivables	277.3
Inventories	397.0
Plant & equipment	2,157.5
Other financial assets	4.3
Other assets	29.1
External payables	(284.9)
Deferred tax liability	(309.2)
Other provisions	(231.5)
Net related party loans	(1,323.5)
Cash consideration	772.2

On 1 July 2002, the BHP Steel Group drew down $550 million of external long term debt and $15 million of short term debt to partially repay related party debt owing to the BHP Billiton Group. The BHP Billiton Group converted the balance of related party loans to equity in BHP Steel Limited.

Other key notes on balance sheet movements, other than as noted, are as follows:

Assets and Liabilities

- An increase in receivables due to higher sales volumes and prices.
- An increase in provisions due to the recognition of costs associated with the required company name change, redundancies and other employee related costs.
- An increase in provision for income tax in line with increased profits from Australian operations.
- The repayment of $540 million of external borrowings as a result of the strong operating results.

Equity

- On the release of the December 2002 half year results the company announced that it would commence a 10% on-market buyback of share capital, commencing 14 March 2003. The total cost of the buyback to 30 June 2003 was $27.3 million, with 8,314,051 shares bought back.

Relationship between debt and equity

The current gearing ratio, calculated as net debt over net debt plus equity, is 2.4%. The gearing ratio upon the separation of BHP Steel Limited from the BHP Billiton group was 17.7%. The improvement in this ratio has been driven by strong operating results which has enabled the subsequent reduction in debt.

BHP STEEL LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	2003	2002
		$m	$m
Cash flows from operating activities			
Receipts from customers		5,443.3	2,671.8
Payments to suppliers and employees		(4,695.3)	(2,511.6)
		748.0	160.2
Dividends received		1.9	–
Interest received		2.3	8.3
Other revenue		15.0	25.0
Borrowing costs		(26.6)	(37.1)
Income taxes paid		(29.2)	(21.6)
Net cash inflow/(outflow) from operating activities		711.4	134.8
Cash flows from investing activities			
Payment for purchase of controlled entities, net of cash acquired*		(716.1)	(67.0)
Payments for property, plant and equipment		(183.3)	(78.3)
Payments for investments		(26.1)	(2.0)
Proceeds from sale of property, plant and equipment		8.6	2.3
Proceeds from sale or redemption of investments		35.6	–
Net cash inflow/(outflow) from investing activities		(881.3)	(145.0)
Cash flows from financing activities			
Proceeds from issues of shares*		2,045.4	49.5
Share buyback		(25.9)	–
Proceeds from other borrowings		1,117.1	88.3
Proceeds from demerger borrowings*		565.0	–
Financing of related entities		–	35.5
Financing provided by BHP Billiton*		(1,797.2)	–
Repayment of other borrowings		(1,132.0)	(127.0)
Repayment of demerger borrowings		(525.0)	–
Dividends paid	4	(71.4)	–
Dividends paid to outside equity interests in controlled entities		(5.2)	(0.8)
Net cash inflow/(outflow) from financing activities		170.8	45.5
Net increase/(decrease) in cash held		0.9	35.3
Cash at the beginning of the financial year		98.7	63.0
Effects of exchange rate changes on cash		(8.6)	0.4
Cash at the end of the financial year		91.0	98.7

* *The current year consolidated cash flows from investing and financing activities include cash flows related to the separation of BHP Steel Limited from the BHP Billiton group, including the acquisition of the BHP Steel (AIS) Pty Ltd on 3 July 2002.*

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

DISCUSSION AND ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows from operating activities

The increase in operating cash flows from the prior period is due primarily to the operating cash flows acquired from the BHP Steel (AIS) Pty Ltd operations together with strong operating results as detailed in the discussion and analysis on statement of financial performance.

Cash flows from investing activities

Major movements in investing cash flows are as follows:

- The acquisition of BHP Steel (AIS) Pty Ltd from BHP Billiton Ltd for $772 million.
- Capital expenditure from the acquired BHP Steel (AIS) Pty Ltd operations.
- Payments for investments including an $11.8 million investment in Manukau International Limited in support of the New Zealand Pension Fund and $10 million for the buy-out of the remaining minority interests in Coated Steel Indonesia.
- A loan repayment of US$20 million from the North Star BHP Steel joint venture.

Cash flows from financing activities

Major movements in financing cash flows are as follows:

- Cash flows associated with the separation from the BHP Billiton group including:
  - $2,045 million proceeds from the issue of shares; and
  - $565 million proceeds from the raising of external debt.

  Partly offset by $1,797 million repayment of loans to the BHP Billiton group.
- The repayment of $540 million of external borrowings in the 12 months as a result of strong operating cash flows.
- The first interim dividend paid by BHP Steel Limited totalling $71.4 million.
- $25.9 million paid for shares bought back under a scheme to buy back 10% of the issued capital which commenced on 14 March 2003.

NOTE 1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

As at 30 June 2002, BHP Steel Limited was a wholly owned subsidiary of the BHP Billiton Group. BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002.

The concise financial report has been prepared in accordance with the requirements of the *Corporations Act 2001* and Accounting Standard AASB 1039 "Concise Financial Reports".

The concise financial report relates to the consolidated entity incorporating the assets and liabilities of all entities controlled by BHP Steel Limited as at 30 June 2003 and the results of all controlled entities for the year then ended. The accounting policies adopted are consistent with those of the previous year.

Changes in Accounting Policies

AASB 1028 "Employee Benefits" (applicable from 1 July 2002)

Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next 12 months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the consolidated financial statements as a result of the change are:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

AASB 1012 "Foreign Currency Translation" (applicable from 1 July 2002)

The impact on the consolidated financial statements from this revised Standard has been to record a receivable and a payable for $3.2 million in relation to unmatured forward exchange contracts used to hedge future export receipts.

Rounding of Amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

NOTE 2. SEGMENT INFORMATION

Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

In view of the fact that certain operations forming part of the BHP Steel Group were legally acquired part way through the previous financial year or had not been acquired by BHP Steel Limited until after 30 June 2002, the previous year's segment information is not representative of the previous year's proforma results reported in the Annual Earnings Report dated 28 August 2003.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd from the BHP Billiton Group. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the 12 month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products

Hot Rolled Products includes a 50% interest in North Star BHP Steel joint venture, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

Coated Products Australia

Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated Products Asia

Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

The Indonesian metallic coating facility and two roll forming plants in China were acquired on 22 April 2002 and 15 February 2002 respectively.

New Zealand Steel

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the New Zealand Steel operation at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group

Corporate and Group relates primarily to transport and logistics, export trading and corporate activities.

Intersegment pricing and segment accounting policies

Intersegment sales are made on a commercial basis. Segment accounting policies are the same as the consolidated entity's polices outlined in the full financial report.

NOTE 2. SEGMENT INFORMATION CONTINUED

Primary reporting – business segments

	Hot Rolled Products[1]	Coated Products Australia	Coated Products Asia	New Zealand Steel	Corporate and Group	Intersegment eliminations	Consolidated
	$m	$m	$m	$m	$m	$m	$m
2003							
Sales to external customers	1,198.7	2,622.9	553.5	468.7	428.3	–	5,272.1
Intersegment sales	1,426.8	105.4	15.1	79.9	287.6	(1,914.8)	–
Total sales revenue	2,625.5	2,728.3	568.6	548.6	715.9	(1,914.8)	5,272.1
Other revenue	6.3	6.9	6.7	2.0	6.2	1.9	30.0
Total segment revenue	2,631.8	2,735.2	575.3	550.6	722.1	(1,912.9)	5,302.1
Segment result	471.2	118.5	84.0	44.4	(101.8)	(5.2)	611.1
Unallocated revenue less unallocated expenses							(17.5)
Profit/(loss)from ordinary activities before income tax expense							593.6
Income tax credit/(expense)							(120.9)
Net profit							472.7
Segment assets	2,236.3	1,607.1	483.2	501.4	108.1	(211.6)	4,724.5
Unallocated assets[2]							28.6
Total assets							4,753.1
Segment liabilities[2]	396.5	399.0	79.3	78.0	138.3	(167.7)	923.4
Unallocated liabilities							738.6
Total liabilities							1,662.0
Investments in associates and joint venture partnership	151.6	–	–	–	–	–	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets[3]	1,898.4	49.2	40.3	346.5	10.8	–	2,345.2
Depreciation and amortisation expense	119.9	83.5	24.6	37.0	5.1	–	270.1

1 The Hot Rolled Products segment result includes $69.2 million share of net profits of associates.

2 External borrowings, cash and tax balances are classified as unallocated.

3 Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BHP Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

NOTE 2. SEGMENT INFORMATION CONTINUED

Primary reporting – business segments continued

	Hot Rolled Products	Coated Products Australia	Coated Products Asia	New Zealand Steel	Corporate and Group	Intersegment eliminations	Consolidated
	$m	$m	$m	$m	$m	$m	$m
2002							
Sales to external customers	–	1,937.0	372.6	16.4	132.5	–	2,458.5
Intersegment sales	–	28.7	42.5	–	68.2	(139.4)	–
Total sales revenue	–	1,965.7	415.1	16.4	200.7	(139.4)	2,458.5
Other revenue	–	1.3	6.5	–	0.8	21.6	30.2
Total segment revenue	–	1,967.0	421.6	16.4	201.5	(117.8)	2,488.7
Segment result	(10.8)	49.5	54.6	0.3	(74.6)	2.3	21.3
Unallocated revenue less unallocated expenses							(38.6)
Profit/(loss) from ordinary activities before income tax expense							(17.3)
Income tax credit/(expense)							21.1
Net profit							3.8
Segment assets	157.5	1,218.2	509.3	17.0	25.9	(60.9)	1,867.0
Unallocated assets[1]							1,890.6
Total assets							3,757.6
Segment liabilities	-	301.9	72.4	13.5	87.6	(53.8)	421.6
Unallocated liabilities[1]							2,564.3
Total liabilities							2,985.9
Investments in associates and joint venture partnership	146.3	–	–	–	–	–	146.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	–	55.2	118.3	–	8.6	–	182.1
Depreciation and amortisation expense	–	58.2	17.8	–	1.2	–	77.2

1 Related party loans receivable and payable, external borrowings, cash and tax balances are classified as unallocated.

NOTE 3. REVENUE

	2003	2002
	$m	$m
Sale of goods	5,144.6	2,425.3
Rendering of services	127.5	33.2
Sales revenue	5,272.1	2,458.5
Other revenue	30.0	30.2
Total revenue	5,302.1	2,488.7

NOTE 4. DIVIDENDS

	2003	2002
	$m	$m
Total dividends provided for or paid	71.4	–

As at 30 June 2003, the franking account balance for the company is $105.8 million (2002: $nil). The franking account balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

An interim fully franked dividend of 9 cents per fully paid ordinary share was paid on 22 April 2003. The total interim dividend paid was $71.4 million. The directors have declared a fully franked final dividend of 13 cents and a special fully franked dividend of 7 cents per fully paid ordinary share. The estimated final dividend payable of $100.2 million and the special dividend payable of $54.0 million to be paid on 10 October 2003 (record date 16 September 2003), have not been recognised as a liability at 30 June 2003.

NOTE 5. EARNINGS PER SHARE

	2003	2002
	Cents	Cents
Basic earnings per share [1]	57.1	(16.3)

1 There is no diluted earnings per share impact from the executive share rights scheme as it is the current intention of the company to satisfy their entitlements by purchasing BHP Steel Limited shares on market.

	2003	2002
	Number	Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	791,544,061	63,247,945

	2003	2002
	$m	$m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	472.7	3.8
Net profit attributable to outside equity interest	(21.0)	(14.1)
Earnings used in calculating basic earnings per share	451.7	(10.3)

NOTE 6. RETAINED PROFITS

	Notes	2003	2002
		$m	$m
Retained profits			
Retained profits at the beginning of the financial year		387.7	392.1
Net profit/(loss) attributable to members of BHP Steel Limited		451.7	(10.3)
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"		(2.8)	–
Dividends provided for or paid	4	(71.4)	–
Aggregate of amounts transferred from reserves		196.2	5.9
		961.4	387.7

NOTE 7. FULL FINANCIAL REPORT

Further financial information can be obtained from the full financial report which is available from the company, free of charge, on request. A copy may be requested by contacting the company's share registrar whose details appear in the Corporate Directory. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at: www.bhpsteel.com.

BHP STEEL LIMITED
DIRECTORS' DECLARATION

30 JUNE 2003

The Directors declare that in their opinion, the concise financial report of the consolidated entity for the year ended 30 June 2003 as set out on pages 51 to 60 complies with Accounting Standard AASB 1029: "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2003.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report, which as indicated in note 7, is available on request.

This declaration is made in accordance with a resolution of the directors.



G J Kraehe
Chairman



K C Adams
Managing Director and CEO

Melbourne
28 August 2003

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BHP STEEL LIMITED

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BHP Steel Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with the Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 28 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of BHP Steel Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".



Ernst & Young



A I Beckett
Partner

Melbourne
28 August 2003

DISTRIBUTION SCHEDULE

Range	No. of Holders	No. of Shares	% of Issued capital
1 - 1,000	120,584	50,563,629	6.56
1,001 - 5,000	54,145	119,135,029	15.45
5,001 - 10,000	6,943	49,468,659	6.42
10,001 - 100,000	3,761	78,490,808	10.18
100,001 and Over	162	473,297,319	61.39
Total	**185,595**	**770,955,444**	**100.00**

TWENTY LARGEST REGISTERED SHAREHOLDERS AS AT FRIDAY 5 SEPTEMBER 2003

Rank	Name of Shareholder	Total Units	% of Issued capital
1	J P Morgan Nominees Australia Ltd	100,615,476	13.05
2	National Nominees Ltd	94,229,446	12.22
3	Westpac Custodian Nominees Ltd	80,200,513	10.40
4	Citicorp Nominees Pty Ltd	23,370,813	3.03
5	RBC Global Services Australia	19,161,449	2.49
6	ANZ Nominees Ltd	18,304,204	2.37
7	Queensland Investment Corporation	17,929,191	2.33
8	AMP Life Ltd	13,420,972	1.74
9	Cogent Nominees Pty Ltd	11,292,460	1.46
10	Commonwealth Custodial	10,099,715	1.31
11	HSBC Custody Nominees	6,587,021	0.85
12	NRMA Nominees Pty Ltd	6,340,570	0.82
13	IOOF Investment Management Ltd	4,402,443	0.57
14	Westpac Financial Services Ltd	3,578,012	0.46
15	PSS Board	3,442,065	0.45
16	Government Superannuation Office	3,373,525	0.44
17	CSS Board	3,116,866	0.40
18	Bond Street Custodians Ltd	2,267,654	0.29
19	Guardian Trust Australia Ltd	2,231,845	0.29
20	UBS Nominees Pty Ltd	2,182,476	0.28
	Total for Top 20	**426,146,716**	**55.28**
	Total other investors	**344,808,728**	**44.72**
	Grand total	**770,955,444**	**100.00**

CORPORATE DIRECTORY

DIRECTORS

G J Kraehe AO, Chairman
R J McNeilly, Deputy Chairman
K C Adams, Managing Director and Chief Executive Officer
J Crabb
D J Grady
H K McCann
P J Rizzo
Y P Tan

SECRETARY

M G Barron

EXECUTIVE LEADERSHIP TEAM

Managing Director and Chief Executive Officer
K C Adams

President Australian Building and Manufacturing Markets
N Cornish

President Asian Building and Manufacturing Markets
M Courtnall

Executive Vice President Human Resources
I Cummin (appointed August 2003)

President Market and Logistics Solutions
K Fagg

President Industrial Markets
L Hockridge

Chief Financial Officer
B Kruger

NOTICE OF ANNUAL GENERAL MEETING.

The Annual General Meeting of BHP Steel Limited
will be held on Wednesday, 12 November 2003
commencing at 10.00am (local time)
Melbourne Concert Hall, 100 St Kilda Road
Melbourne, Australia

REGISTERED OFFICE

Level 11, 120 Collins Street
Melbourne, Victoria 3000, Australia
+61 3 9666 4000

SHARE REGISTRAR

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria 3000, Australia
1300 855 998 or +61 3 9615 9130

AUDITOR

Ernst & Young Chartered Accountants
120 Collins Street
Melbourne, Victoria 3000, Australia

STOCK EXCHANGE

BHP Steel Limited shares are quoted on the
Australian Stock Exchange (ASX code: BSL)

WEBSITE ADDRESSES

www.bhpsteel.com or www.bluescopesteel.com

ANNUAL REPORT IS PRINTED ON PAPER MANUFACTURED WITH FIBRE

BHP Steel's new name will be BlueScope Steel.

It may seem a little unusual. But not when you look into it.

We know that anything new can take a little time to get used to, but when you understand the vision behind our company, you will see how well our new name will help us achieve it. Steel is recognised as the material of the future. At the same time, our customers are realising that our inspiration and innovative thinking let them create anything they can imagine. In fact, the value that our combined thinking adds to our steel has resulted in our share price almost doubling in the past year. Our new name reflects our focus on the inspired solutions in steel the world is demanding. BlueScope Steel sums up the limitless nature of the inspired solutions we offer. It's just part of a series of changes as we continue to innovate and provide a depth and breadth of service for the benefit of our customers, our employees and you, our shareholders.


BLUESCOPE
STEEL


BHPSTEEL


SEC MAIL
RECEIVED
PROCESSING

STRENGTHCOLOUR

BHP STEEL LIMITED FINANCIAL REPORT 2002/03

FRONT COVER:
AS A TRIBUTE TO AN ARROW IN FLIGHT, THE HUGE STEEL AWNING OF THE ARCHERY PAVILION AT SYDNEY'S OLYMPIC SPORTS PRECINCT IS CALIBRATED TO SOAR, HOVER AND TWIST ALONG ITS 100 METRE TRAJECTORY.
ARCHITECTS – STUTCHBURY & PAPE, ARCHERY 2000, NEWINGTON, NEW SOUTH WALES.

BHP Steel Limited

ABN 16 000 011 058

Financial report - 30 June 2003

Contents

Explanatory Statement to the Financial Report

BHP Steel Limited legally separated from the BHP Billiton Group on 22 July 2002, having listed on the Australian Stock Exchange on 15 July 2002. For accounting purposes the effective separation date was 1 July 2002, and therefore the financial results for the twelve month period to 30 June 2003 in this financial report reflects a complete twelve months results. However, certain cash flows associated with the separation were not complete until after 30 June 2002 and therefore cash flows from investing and financing activities are not reflective of the underlying BHP Steel Group which separated from the BHP Billiton Group. Where necessary these transactions have been highlighted in this report.

The comparative information presented in the following Financial Report has been prepared for the consolidated BHP Steel Group as it existed on 30 June 2002 in accordance with the Corporations Act 2001. It is not reflective of the BHP Steel Group which separated from the BHP Billiton Group. At 30 June 2002, and for periods during the June 2002 financial year, certain significant operating assets were owned by other entities within the BHP Billiton Group. These included the Port Kembla Steelworks, North Star BHP Steel joint venture, New Zealand Steel, Packaging Products, and certain Asian coating operations. The comparative Financial Report presented reflects the majority of the Australian and Asian Coating operations.

BHP Steel Limited
Statements of financial performance
For the year ended 30 June 2003

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Revenue from ordinary activities	3	**5,302.1**	2,488.7	**2,402.9**	2,025.0
Changes in inventories of finished goods and work in progress		**36.1**	(7.0)	**44.7**	(1.4)
Raw materials and consumables used		**(2,029.3)**	(1,519.2)	**(1,441.5)**	(1,238.2)
Employee benefits expense		**(1,031.9)**	(373.5)	**(414.8)**	(342.1)
Depreciation and amortisation expenses	4	**(270.1)**	(77.2)	**(61.5)**	(58.3)
Diminution in value of non-current assets		**(12.6)**	(0.4)	**(6.7)**	-
External services		**(734.7)**	(110.5)	**(95.5)**	(103.0)
Freight on external despatches		**(410.0)**	(188.8)	**(172.5)**	(168.8)
Carrying amount of non-current assets sold		**(4.5)**	(2.2)	**(2.0)**	(0.1)
Other expenses from ordinary activities		**(298.7)**	(181.1)	**(121.9)**	(101.3)
Borrowing costs expense	4	**(22.0)**	(46.1)	**-**	(40.2)
Shares of net profits of associates and joint venture partnership accounted for using the equity method		**69.2**	-	**-**	-
Profit/(loss) from ordinary activities before income tax expense	4	**593.6**	(17.3)	**131.2**	(28.4)
Income tax credit/(expense)	5	**(120.9)**	21.1	**(33.9)**	11.6
Profit/(loss) from ordinary activities after income tax expense		**472.7**	3.8	**97.3**	(16.8)
Net profit/(loss) attributable to outside equity interest		**(21.0)**	(14.1)	**-**	-
Net profit/(loss) attributable to members of BHP Steel Limited	28(b)	**451.7**	(10.3)	**97.3**	(16.8)
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	1(a) 28(b)	**(2.8)**	-	**(1.1)**	-
Net increase (decrease) in foreign currency translation reserve	28(a)	**(77.9)**	(30.4)	**-**	-
Total revenue, expenses and valuation adjustments attributable to members of BHP Steel Limited recognised directly in equity		**(80.7)**	(30.4)	**(1.1)**	-
Total changes in equity other than those resulting from transactions with owners as owners	30	**371.0**	(40.7)	**96.2**	(16.8)
		Cents	Cents		
Basic earnings per share	43	**57.1**	(16.3)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
Current assets					
Cash assets	6	**91.0**	98.7	**1.9**	0.1
Receivables	7	**639.6**	2,114.3	**906.0**	2,051.0
Inventories	8	**639.4**	257.8	**233.5**	196.3
Other financial instruments	9	**4.1**	2.2	-	-
Other	10	**17.6**	9.4	**3.4**	0.9
Total current assets		**1,391.7**	2,482.4	**1,144.8**	2,248.3
Non-current assets					
Receivables	11	**10.8**	10.8	**18.7**	18.7
Inventories	12	**58.2**	23.4	**22.6**	23.4
Investments accounted for using the equity method	13	**151.6**	146.3	-	-
Other financial assets	14	**4.5**	0.2	**1,642.2**	410.1
Property, plant and equipment	15	**3,085.6**	1,065.1	**711.0**	721.3
Deferred tax assets	16	**37.3**	19.2	-	-
Intangible assets	17	**4.5**	0.7	-	-
Other	18	**8.9**	9.5	**1.1**	2.2
Total non-current assets		**3,361.4**	1,275.2	**2,395.6**	1,175.7
Total assets		**4,753.1**	3,757.6	**3,540.4**	3,424.0
Current liabilities					
Payables	19	**493.0**	351.2	**191.4**	237.8
Interest bearing liabilities	20	**101.5**	2,279.6	**389.0**	2,348.6
Current tax liabilities	21	**108.0**	2.8	**38.7**	-
Provisions	22	**258.7**	100.8	**141.7**	92.6
Other	23	**8.1**	3.9	-	-
Total current liabilities		**969.3**	2,738.3	**760.8**	2,679.0
Non-current liabilities					
Interest bearing liabilities	24	**66.4**	94.5	-	-
Deferred tax liabilities	25	**395.1**	103.5	**76.9**	92.6
Provisions	26	**231.2**	49.6	**53.9**	46.5
Total non-current liabilities		**692.7**	247.6	**130.8**	139.1
Total liabilities		**1,662.0**	2,985.9	**891.6**	2,818.1
Net assets		**3,091.1**	771.7	**2,648.8**	605.9
Equity					
Parent entity interest					
Contributed equity	27	**2,182.1**	164.0	**2,182.1**	164.0
Reserves	28(a)	**(91.2)**	182.9	-	196.0
Retained profits	28(b)	**961.4**	387.7	**466.7**	245.9
Total parent entity interest		**3,052.3**	734.6	**2,648.8**	605.9
Outside equity interest in controlled entities	29	**38.8**	37.1	-	-
Total equity	30	**3,091.1**	771.7	**2,648.8**	605.9

The above statements of financial position should be read in conjunction with the accompanying notes.

BHP Steel Limited
Statements of cash flows
For the year ended 30 June 2003

	Notes	Consolidated		Parent entity	
		2003	2002	**2003**	2002
		$m	$m	**$m**	$m
Cash flows from operating activities					
Receipts from customers		**5,443.3**	2,671.8	**2,402.5**	2,186.9
Payments to suppliers and employees		**(4,695.3)**	(2,511.6)	**(2,348.9)**	(2,100.1)
		748.0	160.2	**53.6**	86.8
Dividends received		**1.9**	-	**44.6**	5.1
Interest received		**2.3**	8.3	**29.5**	0.3
Other revenue		**15.0**	25.0	**5.9**	18.9
Borrowing costs		**(26.6)**	(37.1)	**-**	(40.2)
Income taxes paid		**(29.2)**	(21.6)	**(10.2)**	(13.7)
Net cash inflow (outflow) from operating activities	42	**711.4**	134.8	**123.4**	57.2
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired*	40	**(716.1)**	(67.0)	**(1,197.2)**	(105.9)
Payments for property, plant and equipment		**(183.3)**	(78.3)	**(54.4)**	(61.6)
Payments for investments		**(26.1)**	(2.0)	**(43.5)**	-
Proceeds from sale of property, plant and equipment		**8.6**	2.3	**6.2**	0.2
Proceeds from sale or redemption of investments		**35.6**	-	**1.9**	-
Net cash inflow (outflow) from investing activities		**(881.3)**	(145.0)	**(1,287.0)**	(167.3)
Cash flows from financing activities					
Proceeds from issues of shares*		**2,045.4**	49.5	**2,045.4**	49.5
Share buyback		**(25.9)**	-	**(25.9)**	-
Proceeds from other borrowings		**1,117.1**	88.3	**-**	-
Proceeds from demerger borrowings*		**565.0**	-	**-**	-
Financing of related entities		**-**	35.5	**(2,601.9)**	59.4
Financing provided by BHP Billiton*		**(1,797.2)**	-	**1,819.2**	-
Repayment of other borrowings		**(1,132.0)**	(127.0)	**-**	-
Repayment of demerger borrowings		**(525.0)**	-	**-**	-
Dividends paid	31	**(71.4)**	-	**(71.4)**	-
Dividends paid to outside equity interests in controlled entities		**(5.2)**	(0.8)	**-**	-
Net cash inflow (outflow) from financing activities		**170.8**	45.5	**1,165.4**	108.9
Net increase (decrease) in cash held		**0.9**	35.3	**1.8**	(1.2)
Cash at the beginning of the financial year		**98.7**	63.0	**0.1**	1.3
Effects of exchange rate changes on cash		**(8.6)**	0.4	**-**	-
Cash at the end of the financial year	6	**91.0**	98.7	**1.9**	0.1
Financing arrangements	24				

* The current year consolidated cash flows from investing and financing activities include cash flows related to the separation of BHP Steel Limited from the BHP Billiton Group, including the acquisition of the BHP Steel (AIS) Pty Ltd on 3 July 2002.

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

(a) Basis of accounting

The accounts are prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Changes in accounting policies

AASB 1028 "Employee Benefits" (applicable from 1 July 2002)
Under this revised Standard, the liability for wages and salaries, annual leave and other employee entitlements to be settled within the next twelve months are recognised in the financial statements at remuneration rates at which they are expected to be settled, rather than at wage and salary rates current as at reporting date. The adjustments to the consolidated financial report as a result of the change are:

- $4.0 million increase in provision for employee benefits
- $1.2 million increase in deferred taxes
- $2.8 million decrease in opening retained profits.

AASB 1012 "Foreign Currency Translation" (applicable from 1 July 2002)
The impact on the financial statements from this revised standard has been to record a receivable and a payable for $3.2 million in relation to unmatured forward exchange contracts used to hedge future export receipts.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BHP Steel Limited ('company' or 'parent entity') as at 30 June 2003 and the results of all controlled entities for the year then ended. BHP Steel Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the BHP Steel Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in joint ventures are accounted for as set out in note 1(p).

(c) Comparatives

Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

(d) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars.

(e) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(f) Foreign currencies

The BHP Steel Group is Australian based with significant international operations.

(i) Transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract.

(ii) Specific hedges

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains or losses arising on the hedge transaction after that date are taken to the net profit.

(iii) Hedges of foreign operations

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation , together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on incorporation of the foreign operation's financial report into the financial report of the BHP Steel Group.

(iv) Foreign controlled entities

As all foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the monthly average rate. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer.

Rendering of services
Where the contract outcome can be reliably measured, control of the right to be compensated for the services and the stage of completion can be reliably measured.

Interest and dividends
Control of the right to receive the interest and dividend payment.

(h) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l).

Where an entity or operation is acquired and the fair value of the identifiable net assets, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the Statement of Financial Performance.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials - purchase cost on a first-in-first-out basis; and
- finished goods and work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity.

(j) Recoverable amount of non-current assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts exceed their recoverable amount. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based on the amount by which the asset carrying value exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined using expected pre-tax net cash flows discounted for the current year at 15.1%.

(k) Employee entitlements

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

BHP Steel's policy is to account for superannuation contributions when they are payable.

(l) Intangible assets and expenditure carried forward

(i) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding a period of 20 years. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(ii) Research expenditure
Expenditure for research is included in the statement of financial performance as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

(iii) Patents and trademarks
Amounts paid for patents & trademarks are capitalised and then amortised on a straight-line basis over the expected period of benefit. Unamortised balances are reviewed bi-annually to assess the probability of continuing future benefits.

(m) Property, plant and equipment

Valuation in accounts

Property, plant and equipment has been recorded at cost.

Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

Category	*Useful life*
Buildings	Up to 40 years
Plant, machinery and equipment	Up to 30 years

(n) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

(o) Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Borrowing costs include:
- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

(p) Joint ventures

The interest in a joint venture partnership is accounted for using the equity method. Under this method, the investment is initially recorded at its cost of acquisition and its carrying value is subsequently adjusted for the share of the profits or losses and reserves of the partnership. The investment in the joint venture partnership is decreased by the amounts of dividends received or receivable. Details relating to the joint venture partnership are set out in note 41.

(q) Provisions

Provisions are recognised when the economic entity has a legal, equitable and constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimated can be made of the amount of the obligation.

A provision for product claims is recognised for all products at the reporting date based on sales volume and past experience of the level of repairs and replacements.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(r) Derivative financial instruments

The BHP Steel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments to hedge some of these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

Where a hedge is terminated, the deferred gain or loss that arose prior to termination is:
(a) deferred and included in the measurement of the anticipated transaction when it occurs; or
(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

Costs arising at the time of entering into hedging transactions are included in other assets and deferred and included in the settlement of the underlying transaction.

Forward exchange contracts
In certain circumstances, the BHP Steel Group may enter into forward exchange contracts where it agrees to sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than twelve months.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

Interest rate swaps
In certain circumstances, the BHP Steel Group may enter into interest rate swap agreements to convert fixed interest rates on borrowings to variable interest rates and vice versa. Any swaps entered into have the objective of reducing the risk of movements in interest rates.

It is the company's policy not to recognise interest rate swaps in the financial statements.

(s) Other financial assets

Interests in unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the Statement of Financial Performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in note 1(b).

The interest in a joint venture partnership is accounted for as set out in note 1(p).

Note 2. Segment information

Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

In view of the fact that certain operations forming part of the BHP Steel Group were legally acquired part way through the previous financial year or had not been acquired by the BHP Steel Group until after 30 June 2002, the previous year's segment information is not representative of the previous year's proforma results reported in the Annual Earnings Report dated 28 August 2003.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd from the BHP Billiton Group. For accounting purposes, the effective acquisition date was 1 July 2002 and therefore the financial results for the twelve month period to 30 June 2003 reflects a full year's results.

Hot Rolled Products
Hot Rolled Products includes a 50% interest in North Star BHP Steel joint venture, a steel mini-mill in the United States which was legally acquired in June 2002, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

Coated Products Australia
Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Westernport in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated Products Asia
Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

The Indonesian metallic coating facility and two roll forming plants in China were acquired on 22 April 2002 and 15 February 2002 respectively.

New Zealand Steel
On 3 July 2002, BHP Steel Limited acquired BHP Steel (AIS) Pty Ltd, which includes the New Zealand Steel operation at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Corporate and Group
Corporate and Group relates primarily to transport and logistics, export trading and corporate activities.

Note 2. Segment information (continued)

Geographical segments

The consolidated entity operates in four main geographical areas being Australia, New Zealand, Asia and North America.

Intersegment sales and accounting policies

Intersegment sales are made on a commercial basis. Segment accounting policies are the same as the consolidated entity's polices described in Note 1.

Primary reporting - business segments

2003	Hot Rolled Products[1] $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	1,198.7	2,622.9	553.5	468.7	428.3	-	5,272.1
Intersegment sales	1,426.8	105.4	15.1	79.9	287.6	(1,914.8)	-
Total sales revenue	2,625.5	2,728.3	568.6	548.6	715.9	(1,914.8)	5,272.1
Other revenue	6.3	6.9	6.7	2.0	6.2	1.9	30.0
Total segment revenue	2,631.8	2,735.2	575.3	550.6	722.1	(1,912.9)	5,302.1
Segment result	471.2	118.5	84.0	44.4	(101.8)	(5.2)	611.1
Unallocated revenue less unallocated expenses							(17.5)
Profit/(loss)from ordinary activities before income tax expense							593.6
Income tax credit/(expense)							(120.9)
Net profit							472.7
Segment assets	2,236.3	1,607.1	483.2	501.4	108.1	(211.6)	4,724.5
Unallocated assets[2]							28.6
Total assets							4,753.1
Segment liabilities	396.5	399.0	79.3	78.0	138.3	(167.7)	923.4
Unallocated liabilities[2]							738.6
Total liabilities							1,662.0
Investments in associates and joint venture partnership	151.6	-	-	-	-	-	151.6
Acquisition of property, plant and equipment, intangibles and other non-current segment assets[3]	1,898.4	49.2	40.3	346.5	10.8	-	2,345.2
Depreciation and amortisation expense	119.9	83.5	24.6	37.0	5.1	-	270.1
Other non-cash expenses	(0.9)	1.0	0.9	11.9	0.2	-	13.1

(1) The Hot Rolled Products segment result includes $69.2 million share of net profits of associates (refer note 41).
(2) External borrowings, cash and tax balances are classified as unallocated.
(3) Includes property, plant and equipment acquired on 3 July 2002 from the purchase of BHP Steel (AIS) Pty Limited for $2,175.5 million. This is primarily reflected in the Hot Rolled Products and New Zealand Steel reporting segments.

Note 2. Segment information (continued)

Primary reporting - business segments (continued)

2002	Hot Rolled Products $m	Coated Products Australia $m	Coated Products Asia $m	New Zealand Steel $m	Corporate and Group $m	Inter-segment eliminations $m	Consolidated $m
Sales to external customers	-	1,937.0	372.6	16.4	132.5	-	2,458.5
Intersegment sales	-	28.7	42.5	-	68.2	(139.4)	-
Total sales revenue	-	1,965.7	415.1	16.4	200.7	(139.4)	2,458.5
Other revenue	-	1.3	6.5	-	0.8	21.6	30.2
Total segment revenue	-	1,967.0	421.6	16.4	201.5	(117.8)	2,488.7
Segment result	(10.8)	49.5	54.6	0.3	(74.6)	2.3	21.3
Unallocated revenue less unallocated expenses							(38.6)
Profit from ordinary activities before income tax expense							(17.3)
Income tax expense							21.1
Net profit							3.8
Segment assets	157.5	1,218.2	509.3	17.0	25.9	(60.9)	1,867.0
Unallocated assets[(1)]							1,890.6
Total assets							3,757.6
Segment liabilities	-	301.9	72.4	13.5	87.6	(53.8)	421.6
Unallocated liabilities[(1)]							2,564.3
Total liabilities							2,985.9
Investments in associates and joint venture partnership	146.3	-	-	-	-	-	146.3
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	-	55.2	118.3	-	8.6	-	182.1
Depreciation and amortisation expense	-	58.2	17.8	-	1.2	-	77.2
Other non-cash expenses	10.2	0.7	1.3	-	0.7	-	12.9

(1) Related party loans receivable and payable, external borrowings, cash and tax balances are classified as unallocated.

Note 2. Segment information (continued)

Secondary reporting - geographical segments

	Segment external sales revenues by location of customer		Segment assets		Acquisition of property, plant & equipment, intangibles and other non- current segment assets	
	2003	2002	**2003**	2002	**2003**	2002
	$m	$m	**$m**	$m	**$m**	$m
Geographical Classification						
Australia	**3,039.4**	1,752.0	**3,440.2**	2,965.8	**1,957.0**	62.3
New Zealand	**334.4**	2.6	**528.0**	-	**346.5**	-
Asia	**1,152.7**	430.3	**541.4**	568.2	**40.0**	118.4
North America	**404.9**	-	**188.2**	174.4	**-**	0.2
Other	**340.7**	273.6	**55.3**	49.2	**1.7**	1.2
	5,272.1	2,458.5	**4,753.1**	3,757.6	**2,345.2**	182.1

Note 3. Revenue

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Revenue from operating activities				
Sale of goods	**5,144.6**	2,425.3	**2,316.7**	2,001.5
Rendering of services	**127.5**	33.2	**-**	-
	5,272.1	2,458.5	**2,316.7**	2,001.5
Revenue from outside the operating activities				
Management fees related parties	**-**	14.4	**1.1**	14.4
Interest related parties	**-**	6.6	**29.4**	0.3
Interest external	**4.1**	1.7	**0.1**	-
Dividends related parties	**-**	-	**44.6**	5.1
Dividends external	**1.9**	-	**-**	-
Rental income related parties	**-**	-	**0.3**	0.3
Royalty income related parties	**-**	-	**3.6**	1.8
Other revenue	**15.0**	5.2	**0.9**	1.4
Gross proceeds from the sale of assets	**9.0**	2.3	**6.2**	0.2
	30.0	30.2	**86.2**	23.5
Revenue from ordinary activities	**5,302.1**	2,488.7	**2,402.9**	2,025.0

Note 4. Profit from ordinary activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Net gains and expenses				
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:				
Net Gains				
Net gain on disposal				
Property, plant and equipment	**4.5**	0.1	**4.3**	0.1
Expenses				
Cost of goods sold	**3,859.5**	2,097.5	**1,805.1**	1,674.9
Depreciation				
Buildings	**14.9**	6.0	**3.4**	3.6
Plant and equipment	**254.8**	71.2	**58.1**	54.7
Total depreciation	**269.7**	77.2	**61.5**	58.3
Amortisation				
Goodwill	**0.4**	-	-	-
Total amortisation	**0.4**	-	-	-
Total depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Other charges against assets				
Write down/ (writeback) of inventories to NRV	**0.4**	(1.5)	**1.8**	(1.5)
Write down of investments to recoverable amount	**12.6**	0.4	-	-
Write down of controlled entity investments to recoverable amount	-	-	**6.7**	-
Write down of other assets to recoverable amount	-	10.2	-	10.2
Bad and doubtful debts - trade debtors	**(0.3)**	3.8	**(0.8)**	2.2
Bad and doubtful debts - sundry debtors	**0.5**	-	-	-
Borrowing costs				
Related parties	-	40.8	-	40.2
Other parties	**26.4**	5.3	-	-
Total borrowing costs	**26.4**	46.1	-	40.2
Amount capitalised	**(4.4)**	-	-	-
Borrowing costs expensed	**22.0**	46.1	-	40.2
Research and development	**15.5**	15.6	**10.5**	15.1
Net foreign exchange losses	**(21.3)**	(1.4)	**(7.8)**	(0.1)
Defined benefit superannuation expense (note 38)	**114.2**	-	**47.0**	-
Rental expense relating to operating leases	**55.6**	13.6	**23.1**	11.2

Note 4. Profit from ordinary activities (continued)

	2003 $m	2002 $m	2003 $m	2002 $m
(b) Individually significant expenses				
Provision for costs associated with the company name change[1]	**20.0**	-	**20.0**	-
Lump sum contribution to the defined benefit division of the Australian Superannuation Fund[2]	**20.0**	-	**9.2**	-
Provision for write-down of investment[3]	**11.8**	-	**-**	-
	51.8	-	**29.2**	-

(1) BHP Steel Limited is required to change its company name within two years of the separation from the BHP Billiton Group.
(2) In January 2003, a $20 million lump sum contribution was made to the BHP Steel Superannuation Fund defined benefit division.
(3) In support of the New Zealand Steel Pension Fund, a group company made an investment of $11.8 million in redeemable preference shares of Manukau International Limited, a company that has financial obligations to the Fund. While this investment results in an improvement in the financial position of the Pension Fund, it has been fully provided at 30 June 2003 on the basis that it is not considered recoverable by the company (refer note 14).

Note 5. Income tax

	Consolidated		Parent entity	
	2003 $m	2002 $m	2003 $m	2002 $m
(a) The income tax expenses for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Profit/(loss) from ordinary activities before income tax expense	**593.6**	(17.3)	**131.2**	(28.4)
Income tax calculated @ 30%	**178.1**	(5.2)	**39.3**	(8.5)
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	**2.9**	0.9	**0.6**	0.6
Research and development incentive	**(2.8)**	(1.0)	**(0.9)**	(1.0)
Recognition of prior year tax losses	**(47.5)**	-	**-**	-
Non-assessable dividends	**(0.5)**	-	**(13.4)**	(1.5)
Non taxable (gains)/ losses	**(2.0)**	(1.4)	**1.1**	-
Exempt income	**(10.9)**	(8.0)	**-**	-
Non-deductible entertainment	**0.5**	0.3	**0.3**	0.3
Other variations	**4.7**	(1.0)	**3.5**	1.9
Income tax adjusted for permanent differences	**122.5**	(15.4)	**30.5**	(8.2)
Effect of differing rates of tax on overseas income	**0.4**	(0.5)	**-**	-
Under (over) provision in prior year	**(2.0)**	(5.2)	**3.4**	(3.4)
Income tax expense/ (credit)	**120.9**	(21.1)	**33.9**	(11.6)

Note 5. Income tax (continued)

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(b) The directors estimate that the potential future income tax benefit at 30 June 2003 in respect of tax losses not brought to account is	215.9	82.1	-	-

This benefit for tax losses will only be obtained if:

(i) the entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the consolidated entity, and
(iii) the entity continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the entity in realising the benefit from the deductions for the losses.

Future income tax benefits attributable to tax losses recognised as a reduction of the provision for deferred income tax are disclosed in note 25.

Tax consolidation (Australian tax group)
The BHP Steel Group has yet to elect to enter the Australian tax consolidation system which if elected would require a single consolidated tax return to be lodged for wholly owned Australian group entities.

Note 6. Current assets - Cash assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Cash at bank and on hand	**83.1**	81.1	**1.9**	0.1
Short term deposits	**7.9**	17.6	**-**	-
	91.0	98.7	**1.9**	0.1

The above figures reconcile to cash at the end of the financial year as shown in the statements of cash flows.

Note 7. Current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade debtors	**524.4**	257.8	**166.4**	155.7
Less: Provision for doubtful debts	**13.0**	15.7	**3.2**	5.1
	511.4	242.1	**163.2**	150.6
Related party trade debtors	**-**	1.7	**21.2**	9.9
Other debtors	**128.2**	32.7	**29.2**	21.2
Loans to related parties	**-**	1,837.8	**692.4**	1,869.3
	639.6	2,114.3	**906.0**	2,051.0

Sale of receivables program

The value of trade receivables for the parent and consolidated entity at 30 June 2003 would have been $159.6 million and $206.0 million higher respectively (2002: $82.5 million higher for both) but for the sale of such receivables. Collections of $57.7 million were held on behalf of the purchasers of the receivables at 30 June 2002, and have been classified as other creditors. A change in the sale of receivables program in the current year has resulted in collections from debtors sold to be allocated to a new pool of receivables. A balance of $22.6 million for the parent and $29 million for the consolidated entity (2002: $12.7 million for both) is held in other debtors in relation to the sale of receivables program, representing retentions on the amounts sold.

BHP Steel (Finance) Ltd purchased receivables from North Star BHP Steel, a 50% owned joint venture partnership (refer note 41) and then onsold these receivables to an asset securitisation company. This has resulted in a balance of $65.0 million being recorded in other debtors and an offsetting amount in other creditors representing collections from debtors sold.

Note 8. Current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**110.0**	53.5	**26.3**	33.9
	110.0	53.5	**26.3**	33.9
Work in progress				
At cost	**258.6**	82.2	**124.6**	97.5
At net realisable value	**7.5**	5.9	**4.3**	5.7
	266.1	88.1	**128.9**	103.2
Finished goods				
At cost	**196.1**	99.7	**64.2**	45.7
At net realisable value	**28.3**	8.5	**9.0**	8.4
	224.4	108.2	**73.2**	54.1
Spares and other				
At cost	**38.9**	8.0	**5.1**	5.1
	38.9	8.0	**5.1**	5.1
Total current assets - inventories				
At cost	**603.6**	243.4	**220.2**	182.2
At net realisable value	**35.8**	14.4	**13.3**	14.1
	639.4	257.8	**233.5**	196.3

Note 9. Current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Investments - cost				
Term deposits	**4.1**	2.2	**-**	-

Note 10. Current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**17.6**	9.4	**3.4**	0.9

Note 11. Non-current assets - Receivables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Related party trade debtors (note 39)	**-**	-	**8.4**	8.4
Other receivables	**10.8**	10.8	**10.3**	10.3
	10.8	10.8	**18.7**	18.7

Note 12. Non-current assets - Inventories

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Raw materials and stores				
At cost	**0.8**	0.8	**0.8**	0.8
	0.8	0.8	**0.8**	0.8
Spares and other				
At cost	**52.2**	22.6	**21.8**	22.6
At net realisable value	**5.2**	-	**-**	-
	57.4	22.6	**21.8**	22.6
Total non-current inventories				
At cost	**53.0**	23.4	**22.6**	23.4
At net realisable value	**5.2**	-	**-**	-
	58.2	23.4	**22.6**	23.4

Note 13. Non-current assets - Investments accounted for using the equity method

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Loan to joint venture partnership	**21.0**	60.0	**-**	-
Equity accounted joint venture partnership (note 41)	**130.6**	86.3	**-**	-
Total equity accounted investment	**151.6**	146.3	**-**	-

Investments in joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting.

Reconciliations
Reconciliations of the movement in the carrying amounts of the interest in a joint venture partnership is set out in note 41.

Note 14. Non-current assets - Other financial assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Non-traded investments				
Shares in controlled entities - at cost (note 40)	**-**	-	**1,648.9**	410.1
Less: Provision for write down	**-**	-	**6.7**	-
Shares in other corporations - at cost	**16.3**	0.2	**-**	-
Less: Provision for write down (note 4(b))	**11.8**	-	**-**	-
Total non-traded shares - at cost	**4.5**	0.2	**1,642.2**	410.1
Partnerships	**9.7**	10.6	**-**	-
Less: Provision for write down	**9.7**	10.6	**-**	-
Investment - at recoverable amount	**-**	-	**-**	-
	4.5	0.2	**1,642.2**	410.1

Note 15. Non-current assets - Property, plant & equipment

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Land & buildings (a)				
Land & buildings				
At cost	**588.7**	305.9	**152.5**	148.2
Less: Accumulated depreciation	**248.1**	99.9	**74.5**	71.8
Total land and buildings	**340.6**	206.0	**78.0**	76.4
Plant, machinery and equipment (b)				
Plant, machinery and equipment				
At cost	**5,783.6**	1,798.2	**1,469.4**	1,437.6
Less: Accumulated depreciation	**3,038.6**	939.1	**836.4**	792.7
Total plant, machinery and equipment	**2,745.0**	859.1	**633.0**	644.9
Total property, plant and equipment	**3,085.6**	1,065.1	**711.0**	721.3

Note 15. Non-current assets - Property, plant & equipment (continued)

Reconciliations
Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year are set out below:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
(a) Land and buildings				
Opening carrying value	**206.0**	186.6	**76.4**	79.9
Additions	**22.2**	0.1	**2.2**	0.2
Additions through acquisition of entities	**145.3**	33.3	**-**	-
Depreciation	**(14.9)**	(6.0)	**(3.4)**	(3.6)
Disposals	**(2.0)**	(0.2)	**(1.2)**	-
Class reclassification	**3.9**	0.2	**4.0**	(0.1)
Exchange variations/other	**(19.9)**	(8.0)	**-**	-
Closing carrying value	**340.6**	206.0	**78.0**	76.4
(b) Plant, machinery and equipment				
Opening carrying value	**859.1**	797.5	**644.9**	638.7
Additions	**161.9**	77.4	**49.0**	60.9
Additions through acquisition of entities	**2,012.2**	70.7	**-**	-
Depreciation	**(254.8)**	(71.2)	**(58.1)**	(54.7)
Disposals	**(2.5)**	(1.9)	**(0.8)**	(0.1)
Class reclassification	**(1.9)**	(0.2)	**(2.0)**	0.1
Exchange variations/other	**(29.0)**	(13.2)	**-**	-
Closing carrying value	**2,745.0**	859.1	**633.0**	644.9
Valuation of land and buildings				
Land	**175.2**	96.0	**42.6**	41.3
Buildings	**497.7**	221.0	**125.5**	126.9
	672.9	317.0	**168.1**	**168.2**

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Note 16. Non-current assets - Deferred tax assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Future income tax benefit	**37.3**	19.2	**-**	-

The consolidated future income tax benefit includes an amount for income tax losses of $22.5 million (2002: $4.2 million).

Note 17. Non-current assets - Intangible assets

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Goodwill at cost	**4.9**	0.7	-	-
Less: Goodwill at cost - accumulated amortisation	**0.4**	-	-	-
	4.5	0.7	-	-
Patents - at cost	**10.4**	12.1	**0.2**	0.2
Less: Accumulated amortisation	**10.4**	12.1	**0.2**	0.2
	-	-	-	-
	4.5	0.7	-	-

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred charges and prepayments	**8.9**	9.5	**1.1**	2.2

Note 19. Current liabilities - Payables

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Trade creditors	**352.3**	110.3	**86.7**	73.3
Related party trade creditors	-	120.7	**72.7**	66.6
Other creditors	**140.7**	120.2	**32.0**	97.9
	493.0	351.2	**191.4**	237.8

Note 20. Current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**101.5**	71.2	-	-
Loans from related parties	-	2,208.4	**389.0**	2,348.6
	101.5	2,279.6	**389.0**	2,348.6

Note 21. Current liabilities - Current tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Income tax	**108.0**	2.8	**38.7**	-

Note 22. Current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**36.0**	35.8	**33.8**	35.8
Employee benefits	**198.7**	58.8	**87.1**	53.6
Restructuring	**0.3**	2.3	**0.3**	2.3
Other	**23.7**	3.9	**20.5**	0.9
	258.7	100.8	**141.7**	92.6

Product claims
A provision for product claims is recognised for all products at the reporting date based on sales volumes and past experience of the level of repairs and replacements.

Other
This provision includes $20 million for the required company name change.

Note 23. Current liabilities - Other

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Deferred income	**8.1**	3.9	-	-

Note 24. Non-current liabilities - Interest bearing liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unsecured				
Bank loans (note 32(b))	**33.8**	56.2	-	-
Other loans (note 32(b))	**32.6**	38.3	-	-
Total unsecured non-current interest bearing liabilities	**66.4**	94.5	-	-
Total non-current interest bearing liabilities	**66.4**	94.5	-	-

Note 24. Non-current liabilities - Interest bearing liabilities (continued)

Financing arrangements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Unrestricted access was available at balance date to the following lines of credit:				
Credit standby arrangements				
Total facilities				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**794.6**	190.5	-	-
	811.0	195.7	-	-
Used at balance date				
Bank loan facilities	**120.3**	127.4	-	-
	120.3	127.4	-	-
Unused at balance date				
Bank overdrafts	**16.4**	5.2	-	-
Bank loan facilities	**674.3**	63.1	-	-
	690.7	68.3	-	-

Bank loan facilities

Bank loan facilities for Australian operations consist of the following facilities:

(a) a $550 million Loan Note Facility with a syndicate of banks. The facility comprises a 3 year tranche of $300 million and a 5 year tranche of $250 million maturing respectively in June 2005 and in June 2007.

(b) $100 million of 364 day facilities to support working capital and other short term cash requirements. These comprise a $40 million facility and two $30 million facilities, maturing in June and July 2004.

Bank loan facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Subsequent to 30 June 2003, the $550 million Loan Note Facility was adjusted to $400 million with two tranches of $200 million maturing in June 2005 and June 2007.

Bank overdraft

Bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed to on a periodic basis.

Note 25. Non-current liabilities - Deferred tax liabilities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Provision for deferred income tax	**395.1**	103.5	**76.9**	92.6

The consolidated provision for deferred income tax has been reduced by $11.4 million (2002: $6.5 million) in respect of future income tax benefits attributable to tax losses (see also note 5).

Note 26. Non-current liabilities - Provisions

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Product claims	**19.2**	-	**4.7**	-
Employee benefits	**210.6**	49.6	**49.2**	46.5
Provision for restoration and rehabilitation	**1.4**	-	**-**	-
	231.2	49.6	**53.9**	46.5

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Product claims $m	**Restructuring $m**	**Restoration & rehabilitation $m**	**Other $m**	**Total $m**
Consolidated					
Current and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	3.9	42.0
Additional provisions recognised	29.4	3.4	0.4	21.2	54.4
Payments	(18.3)	(5.4)	-	(0.9)	(24.6)
Provisions acquired	8.7	-	1.0	-	9.7
Exchange fluctuations	(0.4)	-	-	-	(0.4)
Transfers	-	-	-	(0.5)	(0.5)
Carrying amount at 30 June 2003	55.2	0.3	1.4	23.7	80.6

	Product claims $m	**Restructuring $m**	**Restoration & rehabilitation $m**	**Other $m**	**Total $m**
Parent entity					
Curent and Non-current					
Carrying amount at 1 July 2002	35.8	2.3	-	0.9	39.0
Additional provisions recognised	19.2	3.4	-	20.0	42.6
Payments	(16.5)	(5.4)	-	(0.4)	(22.3)
Carrying amount at 30 June 2003	38.5	0.3	-	20.5	59.3

Note 27. Contributed equity

	Parent entity		Parent entity	
	2003	2002	**2003**	2002
	Shares	Shares	**$m**	$m
Issued and fully paid up capital	**784,685,949**	100,000,000	**2,182.1**	164.0

(a) Movements in ordinary share capital

Date	Details	Notes	Number of shares	Issue/ redemption price	$m
30-6-2002	Balance		100,000,000		164.0
22-7-2002	Demerger from BHP Billiton		693,000,000	$2.95	2,045.4
31-3-2003	Share buyback		(1,615,000)	$3.08	(5.0)
30-4-2003	Share buyback		(2,800,000)	$3.27	(9.2)
31-5-2003	Share buyback		(2,816,999)	$3.24	(9.1)
30-6-2003	Share buyback		(1,082,052)	$3.59	(3.9)
					2,182.2
	Less: Transaction costs arising on share buyback				0.1
30-6-2003	Balance		784,685,949		2,182.1

(b) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) Share buyback

On the release of the December 2002 half year result, the company announced that it would commence a 10% on-market buyback of share capital, commencing 14 March 2003. Due to restrictions under the Corporations Law, only 9,999,998 shares could be bought back before 12 July 2003 (12 month anniversary of the demerger), whilst the remaining 69,300,002 shares can be purchased after that date.

The total cost of the buyback to 30 June 2003 of $27.3 million includes $0.1 million for transaction costs. As at 30 June 2003 the total number of shares bought back was 8,314,051.

(d) Share rights

For details on share rights issued to senior executives refer to note 34.

Note 28. Reserves and retained profits

	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
(a) Reserves				
Asset revaluation reserve	**-**	117.6	**-**	117.4
Foreign currency translation reserve	**(91.2)**	(13.3)	**-**	-
General reserve	**-**	78.6	**-**	78.6
	(91.2)	182.9	**-**	196.0
Movements:				
Asset revaluation reserve				
Opening balance	**117.6**	117.6	**117.4**	117.4
Transfer to retained profits	**(117.6)**	-	**(117.4)**	-
Closing balance	**-**	117.6	**-**	117.4
Foreign currency translation reserve				
Opening balance	**(13.3)**	17.1	**-**	-
Net exchange differences on translation of foreign controlled entities	**(77.9)**	(30.4)	**-**	-
Closing balance	**(91.2)**	(13.3)	**-**	-
General reserve				
Opening balance	**78.6**	78.6	**78.6**	78.6
Transfer to retained profits	**(78.6)**	-	**(78.6)**	-
Closing balance	**-**	78.6	**-**	78.6
Asset realisation reserve				
Opening balance	**-**	5.9	**-**	5.3
Transfer to retained profits	**-**	(5.9)	**-**	(5.3)
Closing balance	**-**	-	**-**	-

	Notes	Consolidated 2003 $m	Consolidated 2002 $m	Parent entity 2003 $m	Parent entity 2002 $m
(b) Retained profits					
Retained profits at the beginning of the financial year		**387.7**	392.1	**245.9**	257.4
Net profit/(loss) attributable to members of BHP Steel Limited		**451.7**	(10.3)	**97.3**	(16.8)
Adjustment resulting from adoption of revised accounting standard AASB 1028 "Employee Benefits"	1(a)	**(2.8)**	-	**(1.1)**	-
Dividends provided for or paid	31	**(71.4)**	-	**(71.4)**	-
Aggregate of amounts transferred from reserves	28(a)	**196.2**	5.9	**196.0**	5.3
		961.4	387.7	**466.7**	245.9

Note 28. Reserves and retained profits (continued)

(c) Nature and purpose of reserves

(i) **Foreign currency translation reserve**
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(f)(iv).

(ii) **Asset revaluation reserve and general reserve**
These reserves have been transferred to retained profits following a review of their purpose which established that they were no longer applicable.

Note 29. Outside equity interests in controlled entities

	Consolidated	
	2003	2002
	$m	$m
Interest in:		
Share capital	**52.0**	67.5
Reserves	**(18.2)**	(13.3)
Retained profits	**5.0**	(17.1)
	38.8	37.1

Note 30. Equity

		Consolidated		Parent entity	
	Notes	**2003**	2002	**2003**	2002
		$m	$m	**$m**	$m
Total equity at the beginning of the financial year		**771.7**	814.9	**605.9**	573.2
Total changes in equity recognised in the statement of financial performance		**371.0**	(40.7)	**96.2**	(16.8)
Transactions with owners as owners:					
Contributions of equity	27	**2,045.4**	-	**2,045.4**	49.5
Share buy-back	27	**(27.3)**	-	**(27.3)**	-
Dividends provided for or paid	31	**(71.4)**	-	**(71.4)**	-
Total changes in outside equity interest	29	**1.7**	(2.5)	**-**	-
Total equity at the end of the financial year		**3,091.1**	771.7	**2,648.8**	605.9

Note 31. Dividends

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Total dividends provided for or paid	**71.4**	-	**71.4**	-

As at 30 June 2003, the franking account balance for the company is $105.8 million (2002: $nil). The franking account balance includes franking credits that are expected to arise from the payment of income tax payable as at the end of the financial year.

An interim fully franked dividend of 9 cents per fully paid ordinary share was paid on 22 April 2003. The total interim dividend paid was $71.4 million. The directors have declared a fully franked final dividend of 13 cents and a special fully franked dividend of 7 cents per fully paid ordinary share. The estimated final dividend payable of $100.2 million and the special dividend payable of $54.0 million to be paid on 10 October 2003 (record date 16 September 2003), have not been recognised as a liability at 30 June 2003.

Note 32. Financial instruments

The BHP Steel group's financial risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks and the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1 (r).

Liquidity and Credit Risk

The BHP Steel Group will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and new financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk, the BHP Steel Group periodically assesses the financial viability of its counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and financial counterparty credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties
The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Note 32. Financial instruments (continued)

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has a significant concentration of credit risk with three major customers, being Smorgon Steel Ltd group, Onesteel Ltd and the Amatek Group. These entities are all major customers of the BHP Steel Group in Australia and credit risk with these businesses is managed on an active and on-going basis, using both quantitative and qualitative evaluation.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Financial markets counterparties

These counterparties consist of a number of prime financial institutions in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic
The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry
The BHP Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

Portfolio approach
The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the Board.

The BHP Steel Group takes a portfolio approach to market price risk management. Hedging of market price risks is not undertaken as a normal activity due to the inherent limitations in being able to reduce volatility in earnings and cashflow. The primary limitation is that the group's most significant market price risk is international steel prices, particularly Hot Rolled Coil and Slab. The current absence of a derivative market for steel prices means that any hedging programme for other price risks would be largely ineffective in reducing cashflow at risk as the primary driver of casflows would remain unhedged.

Interest Rate Risk
The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Steel Group price risk management strategy.

Foreign Exchange Risk - Interest Bearing Liabilities
In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Note 32. Financial instruments (continued)

Forward exchange contracts

The BHP Steel group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian-based entities. Foreign exchange risk is managed as part of the BHP Steel Group price risk management strategy.

The BHP Steel Group has unmatured forward exchange contracts of US$7 million sold and NZ$17.5 million bought at an average rate of 0.4000. These contracts are used to hedge future export receipts. The maturity of these contracts is from July 2003 to May 2004, comprising seven forward contracts of US$1 million each. These contracts have a market to market value of A$4.6 million. This amount has been taken up as an asset in the financial statements.

(a) Credit risk exposures

Commodity price risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Steel Group price risk management strategy.

There is no physical or derivative market for trading of steel that would provide an appropriate mechanism for undertaking hedging of steel prices.

There were no outstanding commodity hedge contracts as at 30 June 2003.

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Note 32. Financial instruments (continued)

2003	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	3.5	91.0	-	-	-	-	91.0
Investments - term deposits	9	2.5	4.1	-	-	-	-	4.1
Loan to joint venture partnership	13	2.8	21.0	-	-	-	-	21.0
Other financial assets - investments	14		-	-	-	-	4.5	4.5
External receivables	7,11		-	-	-	-	650.4	650.4
			116.1	-	-	-	654.9	771.0
Financial liabilities								
Trade and other creditors	19		-	-	-	-	493.0	493.0
Bank Loans	20,24	5.4	135.3	-	-	-	-	135.3
Other external loans	24	6.5	-	-	-	32.6	-	32.6
Interest rate swaps*			(52.7)	27.5	25.2	-	-	-
			82.6	27.5	25.2	32.6	493.0	660.9
Net financial assets (liabilities)			33.5	(27.5)	(25.2)	(32.6)	161.9	110.1

* Notional principal amounts

Note 32. Financial instruments (continued)

2002	Notes	Weighted average interest rate %	Floating interest rate $m	1 year or less $m	Over 1 to 5 years $m	Fixed interest maturing in more than 5 years $m	Non interest bearing $m	Total $m
Financial assets								
Cash and deposits	6	2.4	98.7	-	-	-	-	98.7
Investments - term deposits	9	3.6	2.2	-	-	-	-	2.2
Loan to joint venture partnership	13	3.4	60.0	-	-	-	-	60.0
Related party receivables	7	3.4	1,837.8	-	-	-	1.7	1,839.5
External receivables	7,11		-	-	-	-	285.6	285.6
Other financial assets - investments	14		-	-	-	-	0.2	0.2
			1,998.7	-	-	-	287.5	2,286.2
Financial liabilities								
Trade and other creditors	19		-	-	-	-	351.2	351.2
Bank loans	20,24	3.8	127.4	-	-	-	-	127.4
Other external loans	24	6.4	-	-	-	38.3	-	38.3
Related party loans	20	7.6	2,208.4	-	-	-	-	2,208.4
Interest rate swaps*			(89.1)	27.1	62.0	-	-	-
			2,246.7	27.1	62.0	38.3	351.2	2,725.3
Net financial assets (liabilities)			(248.0)	(27.1)	(62.0)	(38.3)	(63.7)	(439.1)

* Notional principal amounts

(c) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is deemed to be its carrying value. Non-traded equity investments are carried at the lower of cost or net realisable value.

(ii) Off-balance sheet

The net fair value of financial assets or financial liabilities arising from interest rate swap agreements has been determined as the present value of the estimated future cash flows. The net fair value has not been recognised as an asset or liability, in accordance with the company's accounting policy outlined in note 1 (r).

Note 32. Financial instruments (continued)

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2003		2002	
	Carrying amount $m	**Net fair value $m**	Carrying amount $m	Net fair value $m
On-balance financial instruments				
Financial assets				
Cash	**83.1**	**83.1**	81.1	81.1
Deposits	**12.0**	**12.0**	19.8	19.8
Trade debtors	**511.4**	**511.4**	243.8	243.8
Other debtors	**139.0**	**139.0**	43.5	43.5
Loans to related parties	**-**	**-**	1,837.8	1,837.8
Equity accounted investment	**151.6**	**151.6**	146.3	146.3
Shares in other corporations	**4.5**	**4.5**	0.2	0.2
Non-traded financial assets	**901.6**	**901.6**	2,372.5	2,372.5
Financial liabilities				
Trade creditors	**352.3**	**352.3**	231.0	231.0
Other creditors	**140.7**	**140.7**	120.2	120.2
Bank loans	**135.3**	**135.3**	127.4	127.4
Other external loans	**32.6**	**36.7**	38.3	43.3
Related party loans	**-**	**-**	2,208.4	2,208.4
Non-traded financial liabilities	**660.9**	**665.0**	2,725.3	2,730.3
Off-balance sheet financial instruments				
Financial assets				
Interest rate swaps	**-**	**2.3**	-	5.8

Note 33. Remuneration of directors

	Directors of entities in the consolidated entity		Directors of parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities				
Directors' remuneration (a)	**15,977**	17,641	**4,373**	3,745

(a) Remuneration for 2003 includes incentives payable to Executive Directors based on the achievement of business performance targets and individual performance for the year ended 30 June 2003. Non-executive Directors are not entitled to any form of performance-related remuneration.

The number of directors of the parent entity whose total income (including superannuation contributions) from the parent entity or related parties was within the following specified bands:

$		$	**2003**	2002
0	-	9,999	**1**	-
10,000	-	19,999	**-**	4
20,000	-	29,999	**-**	1
40,000	-	49,999	**-**	1
100,000	-	109,999	**1**	-
110,000	-	119,999	**3**	-
150,000	-	159,999	**1**	-
220,000	-	229,999	**-**	1
300,000	-	309,999	**1**	-
350,000	-	359,999	**-**	1
380,000	-	389,999	**-**	1
400,000	-	409,999	**-**	1
420,000	-	429,999	**-**	2
520,000	-	529,999	**-**	1
870,000	-	879,999	**-**	1
3,440,000	-	3,449,999	**1**	-

Note 34. Remuneration of executives

	Senior executive officers of the consolidated entity	Senior executive officers of the parent entity
	2003	**2003**
	$000	**$000**
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based senior executive officers (including executive directors) whose remuneration was at least $100,000:		
Senior executive officers*	16,076	16,076

The number of Australian based senior executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the following bands:

$		$	Senior executive officers 2003
260,000	-	269,999	1
290,000	-	299,999	1
310,000	-	319,999	1
320,000	-	329,999	1
330,000	-	339,999	1
350,000	-	359,999	3
360,000	-	369,999	2
390,000	-	399,999	1
410,000	-	419,999	1
440,000	-	449,999	1
450,000	-	459,999	1
500,000	-	509,999	2
510,000	-	519,999	1
550,000	-	559,999	1
560,000	-	569,999	1
620,000	-	629,999	1
630,000	-	639,999	1
680,000	-	689,999	1
780,000	-	789,999	1
980,000	-	989,999	1
1,080,000	-	1,089,999	1
1,150,000	-	1,159,999	1
3,440,000	-	3,449,999	1

* A senior executive officer is defined as a person directly accountable and responsible for the strategic direction and operational management of the BHP Steel Group.

Note 34. Remuneration of executives (continued)

Share rights granted to directors and the most highly remunerated officers

Prior to 30 June 2002 BHP Steel Limited senior officers participated in various BHP Billiton Group incentive plans. Upon separation, BHP Steel Limited implemented its own performance based senior officers' plan incorporating the granting of share rights.

The following share rights have been granted.

(a) July 2002 Award

Nominated senior officers were awarded Share Rights (SR's) in BHP Steel Limited in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. A share right is a right to acquire an ordinary share in BHP Steel Limited at a later date, subject to the satisfaction of certain performance criteria.

Performance Period
Under the July Award there are two potential performance periods. The first performance period commenced on 15 July 2002 and ends on 30 September 2004. The BHP Steel Board will determine whether there will be a second performance period. If such a determination is made the second performance period will commence on 15 July 2002 and end on 30 September 2005.

Vesting
The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	First Performance Period % of Share Rights that Vest	Second Performance Period % of Share Rights that Vest
80th - 100th percentile	100%	50%
70th - <80th percentile	90%	50%
60th - <70th percentile	70%	50%
50th - <60th percentile	50%	50%
<50th percentile	50% of SR's awarded will lapse and 50% will be carried over to a second performance period at the Board's discretion	None - all unvested SR's will lapse immediately

Exercise Price
The exercise price established for the Market Priced Share Rights was based on the volume weighted average price of the BHP Steel Limited shares sold under the sale facility and BHP steel shares on the ASX during the first five trading days. Selected senior officers received SR's with a nil exercise price.

Note 34. Remuneration of executives (continued)

Details of the July 2002 Award

	Market Price Share Rights	Nil Priced Share Rights
Grant Date	25 July 2002	25 July 2002
Exercise Date	From 30 September 2004	From 30 September 2004
Latest Expiry Date	25 July 2007	31 March 2006
Share Rights Granted	14,335,000	2,800,300
Number of Participants at grant date	105	12
Number of current participants	99	11
Exercise Price	$2.85	Nil
Fair Value Estimate at Grant Date (1)	$5,734,000	$3,276,351
Share Rights lapsed since grant date	840,000	194,900

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $3.8 million for the 2003 financial year. Note that no adjustments to these amounts have been made to reflect actual forfeiture of shares.

(b) September 2002 Plan

Senior officers were awarded Share Rights (SR's) over ordinary shares in BHP Steel Limited. These SR's are subject to achievement of performance criteria and other terms on which they were awarded.

Performance Period

The performance period commenced on 1 October 2002 and ends on 30 September 2005.

Vesting

The proportion of SR's that vest at the end of the relevant performance period will be determined by the Company's performance measured in terms of Total Shareholder Return ("TSR"), relative to the TSR of the companies in the ASX 100. The TSR performance hurdle, and percentages of SR's that become exercisable on meeting the performance hurdle is as follows:

TSR Performance Hurdle	% of Share Rights that Vest
80th - 100th percentile	100%
70th - <80th percentile	90%
60th - <70th percentile	70%
51st - <60th percentile	50%
<51st percentile	None - all unvested SR's will lapse immediately

Exercise Price

The exercise price for all SR's in the September award are Nil.

Restriction on sale of Shares

Shares acquired under this award cannot be sold by the executive prior to 30 September 2007. Furthermore, any executives who resign during the two year holding period forfeit any shares acquired under this award.

Note 34. Remuneration of executives (continued)

Details of the September 2002 Award

Grant Date	30 September 2002
Exercise Date	From 1 October 2005
Expiry Date	30 September 2006
Share Rights Granted	4,645,100
Number of Participants at grant date	118
Number of current participants	116
Exercise Price	Nil
Fair Value Estimate at Grant Date (1)	$4,552,198
Share Rights lapsed since grant date	57,000

(1) External valuation advice from PricewaterhouseCoopers Securities Limited has been used to determine the value of the Executive Share Rights at grant date. The valuation has been made using the Binomial Option Pricing Model using standard option pricing inputs such as the underlying stock price, exercise price, expected dividends, expected risk free interest rates and expected share price volatility. In addition, specific factors in relation to the likely achievement of performance hurdles and employment tenure have been taken into account. Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants have been expensed they would be amortised over the vesting period resulting in an estimated increase in employee benefits expense of $1.1 million for the 2003 financial year. Note that no adjustment to this amount has been made to reflect actual forfeiture of shares.

Note 35. Remuneration of auditors

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
During the year, the auditor of the parent entity and its related practices earned the following remuneration:				
Ernst & Young - Australian firm				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**1,247**	361	**961**	361
Other services (Ernst & Young) (1)	**337**	960	**337**	460
Total audit and other services	**1,584**	1,321	**1,298**	821
Related practices of Ernst & Young Australian firm (including overseas Ernst & Young firms)				
Audit or review of financial reports of the entity or any entity in the consolidated entity	**454**	304	**-**	-
Other services	**188**	1	**-**	-
Total audit and other services	**642**	305	**-**	-
Remuneration of auditors other than Ernst & Young of controlled entities for the audit or review of financial reports of any entity in the consolidated entity	**100**	155	**-**	-

The firms of Ernst & Young and Arthur Andersen integrated in Australia effective 27 May 2002. Prior to this date, Arthur Andersen were the auditors of the BHP Steel group.

(1) The $960,000 for other services in 2002 relates to services provided by Ernst & Young prior to the integration with Arthur Andersen on 27 May 2002 and prior to Ernst & Young's appointment as auditor .

Note 36. Contingent liabilities

Contingent Liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

Outstanding Legal Matters

	Consolidated		Parent entity	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Other persons:				
Unsecured	**2.0**	1.6	**0.8**	0.6

Guarantees
BHP Steel Limited has given $118.9 million in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $90.8 million has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
The defined benefit divisions of the BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund have a combined deficiency of the present value of accrued benefits over the net market of value of assets totalling $70.5 million (refer note 38). This deficiency represents potential additional contributions the company may make in the future.

For contingent liabilities relating to joint ventures refer to note 41.

Note 37. Commitments for expenditure

	Consolidated		Parent entity	
	2003 $m	2002 $m	**2003 $m**	2002 $m
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**10.3**	15.0	**2.5**	15.0
	10.3	15.0	**2.5**	15.0
Operating lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**79.5**	9.9	**6.8**	5.5
Later than one year but not later than 5 years	**184.8**	17.8	**24.8**	8.6
Later than 5 years	**55.9**	8.6	**4.7**	2.2
	320.2	36.3	**36.3**	16.3
Other commitments				
Commitments for the cost of various goods and services supplied to the company but not recognised as liabilities, payable:				
Within one year	**137.3**	2.4	**3.1**	2.4
Later than one year but not later than 5 years	**468.0**	8.4	**8.5**	8.4
Later than 5 years	**118.0**	-	**-**	-
	723.3	10.8	**11.6**	10.8

For commitments relating to joint ventures refer to note 41.

Note 38. Employee entitlements

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Employee entitlement liabilities				
Provision for employee entitlements				
Current (note 22)	**198.7**	58.8	**87.1**	53.6
Non-current (note 26)	**210.6**	49.6	**49.2**	46.5
Aggregate employee entitlement liability	**409.3**	108.4	**136.3**	100.1
	Number		**Number**	
Employee numbers				
Average number of employees during the financial year	**11,861**	6,045	**3,911**	3,983

Superannuation benefits

All employees of the consolidated entity are entitled to benefits on resignation, retirement, death or disablement. Australian employees are members of either the BHP Steel Superannuation Fund or an industry superannuation fund, the Superannuation Trust of Australia ("STA"). New Zealand employees are members of either the New Zealand Steel Pension Fund or the Tower Retirement Savings Plan ("TRS"). BHP Steel also makes superannuation contributions to defined contribution funds in respect of the entity's employees located in other countries.

STA and TRS provide accumulation style benefits. The BHP Steel Superannuation Fund and the New Zealand Steel Pension Fund provide defined lump sum benefits based on years of service and final average salary.

Formal actuarial assessments of the two defined benefit funds are made at no more than three yearly intervals, with summary assessments performed annually. The last formal actuarial investigations were made of the BHP Steel Superannuation Fund as at 1 July 2002 (the date it was established) and of the New Zealand Steel Pension Fund as at 31 March 2003. The actuary of the BHP Steel Superannuation Fund performed a summary assessment of the Fund as at 30 June 2003 for disclosure in these financial statements.

Note 38. Employee entitlements (continued)

Information relating to these two defined benefit funds based on the latest actuarial assessments is set out below.

Defined Benefit Funds to which BHP Steel entity employees belong

2003	BHP Steel Superannuation Fund $m	New Zealand Steel Pension Fund $m	Aggregate $m
Present value of employees' accrued benefits	1,011.5	155.4	1,166.9
Net market value of assets held by the Fund to meet future benefit payment	980.9	115.5	1,096.4
Excess of the present value of employees' accrued benefits over assets held to meet future benefit payments	30.6	39.9	70.5
Vested benefits	1,011.1	151.6	1,162.7
Employer contributions to the Fund	102.1	12.1	114.2

The above amounts were measured as at 30 June 2003 for the BHP Steel Superannuation Fund and 31 March 2003 for the New Zealand Steel Pension Fund, or in the case of employer contributions they relate to the year ended 30 June 2003. The net market value of assets of the BHP Steel Superannuation Fund is an estimate as the Fund's accounts had not been finalised. The New Zealand Steel Pension Fund's net market value of assets represents the balance as at 30 June 2003.

No comparative information is provided in respect of the year ended 30 June 2002 as the BHP Steel Fund was not established until 1 July 2002 and the acquisition of New Zealand Steel occurred on 3 July 2002.

Vested benefits are benefits which are not conditional upon continued membership of the Fund (or any factor other than resignation from the Fund) and include benefits which members were entitled to receive had they terminated their Fund membership as at the reporting date.

The company meets regularly with the trustees of both funds to review the actions being taken to recover the deficiencies in the funds identified above (refer note 36).

Note 39. Related parties

Remuneration and retirement benefits
Information on remuneration and retirement benefits of directors are disclosed in note 33.

Other transactions with directors and director-related entities
Control or significant influence by directors of BHP Steel Limited over other entities has been disclosed for all director-related entities. All transactions between director-related entities have been on commercial arms-length terms and conditions.

Mr Graham Kraehe is a non-executive director of Brambles Limited, a supplier of transport services and equipment to the company. Total charges to the BHP Steel Group by Brambles Limited for the twelve months ended 30 June 2003 was $42,619,847.

Mr Graham Kraehe is a non-executive director of National Australia Bank, a supplier of banking services and funding facilities. National Australia Bank forms part of a consortium of eleven banks providing funding to the BHP Steel Group. Decisions required by the consortium are by majority (as a minimum), and as such is not disclosed as a related party transaction. Other net interest and banking service fees charged to the BHP Steel Group by National Australia Bank for the twelve months ended 30 June 2003 was $184,100.

Mr Kevin McCann is a partner of Allens Arthur Robinson, a national law firm. Allens Arthur Robinson is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Allens Arthur Robinson for the twelve months ended 30 June 2003 was $839,148.

Mr Paul Rizzo is a member of the advisory board of Mallesons Stephen Jacques, a national law firm. Mallesons Stephen Jacques is one of a number of legal firms that provide legal services to the company on normal commercial terms and conditions. Total fees charged to the BHP Steel Group by Mallesons Stephen Jacques for the twelve months ended 30 June 2003 was $699,746.

Related parties
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with each class of related party:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Interest revenue				
Commonly controlled entities	-	6.6	**29.4**	0.3
Associates	**1.0**	-	-	-
Dividend revenue				
Controlled entities	-	-	**44.6**	5.1
Management fee revenue				
Commonly controlled entities	-	14.4	**1.1**	14.4
Other revenue				
Controlled entities	-	-	**0.4**	-
Interest expense				
Commonly controlled entities	-	40.8	-	40.2
Management fees expense				
Commonly controlled entities	-	12.9	-	12.3

Note 39. Related parties (continued)

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Net loan repayments/(loans made) from/(to)				
Commonly controlled entities	**(1,797.2)**	166.0	**(782.7)**	59.4
Associates	**35.6**	-	**-**	-
Purchase of controlled entity investments from BHP Billiton Limited Group (refer note 40)	**1,197.2**	105.9	**1,197.2**	105.9
Capital injection by BHP Billiton Limited Group (refer note 27)	**2,045.4**	49.5	**2,045.4**	49.5

All related party transactions are made under normal commercial terms and conditions.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Current receivables				
Commonly controlled entities	**-**	1,839.5	**-**	1,820.6
Associates (refer note 13)	**21.0**	60.1	**-**	-
Current liabilities				
Commonly controlled entities	**-**	2,329.1	**-**	123.2

Ownership interests in related parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities - note 40

(b) joint venture partnership - note 41.

Note 40. Investments in controlled entities

Name of entity	Country of incorporation	Equity holding 2003 %	2002 %
BHP Steel Asia Holdings Pty Ltd (c)	Australia	100	-
BHP Steel Employee Share Plan Pty Ltd (c)	Australia	100	-
BHP Steel (AIS) Pty Ltd (e)	Australia	100	-
Glenbrook Holdings Pty Ltd (e)	Australia	100	-
Alliances Pty Ltd (c)	Australia	100	-
BHP Steel Finance Ltd	Australia	100	100
BHP Steel Logistics Co Pty Ltd	Australia	100	100
Amari Wolff Steel Pty Ltd	Australia	100	100
New Zealand Steel (Aust) Pty Ltd	Australia	100	100
Australian Iron & Steel Pty Ltd	Australia	100	100
John Lysaght (Australia) Pty Ltd	Australia	100	100
BHP Steel Middle East Investments Pty Ltd	Australia	100	100
BHP Steel Lysaght Sdn Bhd	Brunei	60	60
Endeavour Industries Ltd	British Virgin Islands	100	100
BHP Steel Lysaght (Guangzhou) Ltd*	China	100	100
BHP Steel Lysaght (Shanghai) Ltd*	China	100	100
BHP Steel Trading (Shanghai) Co Ltd*	China	100	100
BHP Steel Lysaght (Langfang) (c)	China	100	-
BHP Steel Lysaght (Chengdu) (c)	China	100	-
BHP Steel Lysaght Fiji	Fiji	64	64
BHP Steel Building Products (Hong Kong)*	Hong Kong	100	100
BHP Lysaght (Hong Kong) Ltd*	Hong Kong	100	100
BHP Steel N Asia Ltd	Hong Kong	100	100
BHP Steel India Private Ltd	India	100	100
PT BHP Steel Indonesia (d)	Indonesia	100	74
PT BHP Steel Lysaght Indonesia	Indonesia	100	100
PT BRC Lysaght Distribution	Indonesia	80	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	100	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Malaysia) Sdn Bhd	Malaysia	60	60
BHP Steel Lysaght (Sabah) Sdn Bhd (a)	Malaysia	49	49
BHP Steel Asia Sdn Bhd	Malaysia	100	100
BHP Steel Lysaght New Caledonia SA	New Caledonia	65	65
BHP Steel Consulting Services NZ Ltd (e)	New Zealand	100	-
Tasman Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Holdings Ltd (e)	New Zealand	100	-
New Zealand Steel Ltd (e)	New Zealand	100	-
Glenbrook Representatitives Ltd (e)	New Zealand	100	-
New Zealand Steel Development Ltd (e)	New Zealand	100	-
Toward Industries Ltd (e)	New Zealand	100	-
Steltech Structural Ltd (e)	New Zealand	100	-
BHP Steel Trading NZ Ltd (e)	New Zealand	100	-
New Zealand Steel Mining Ltd (e)	New Zealand	100	-
BHP Steel International Holdings SA	Panama	100	100
NPAH Holdings Ltd	PNG	100	100
BHP Lysaght Rabaul Ltd	PNG	100	100
Titan Properties Ltd	PNG	100	100

Note 40. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Equity holding 2003 %	2002 %
BHP Steel Lysaght Singapore Pte Ltd	Singapore	100	100
BHP Steel Asia Pte Ltd	Singapore	100	100
Steelcap Insurance Pte Ltd	Singapore	100	100
BHP Steel Southern Africa Pty Ltd*	South Africa	100	100
BHP Steel Lysaght Lanka (Pvt) Ltd*	Sri Lanka	82	82
BHP Steel Lysaght Taiwan Ltd*	Taiwan	80	80
BHP Steel (Thailand) Ltd	Thailand	75	75
Steel Holdings Co Ltd	Thailand	100	100
BHP Steel Lysaght (Thailand) Ltd	Thailand	75	75
BHP Steel International Ltd	UK	100	100
BIEC International Inc	USA	100	100
BHP Steel Technology Inc	USA	100	100
BHP Steel Americas LLC	USA	100	100
BHP Steel Investments Inc	USA	100	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	39	39
BHP Steel Lysaght (Vietnam) Ltd	Vietnam	100	100

* These controlled entities are audited by firms other than Ernst & Young.

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

(c) These entities were incorporated during the year.

(d) In January 2003, the 26% outside equity interest in PT BHP Steel Indonesia was acquired for $10 million. The goodwill arising from this purchase totalled $1.7 million.

(e) In July 2002, BHP Steel Limited was demerged from the BHP Billiton Group. In preparing for this demerger a number of steel legal entities which were owned by the BHP Billiton group were acquired by BHP Steel Limited prior to 30 June 2002. The operating results of these newly acquired controlled entities have been included in the consolidated statement of financial performance since the respective acquisition dates.

On 3 July 2002, the following legal entities were acquired as part of the acquisition of the AIS group from the BHP Billiton group: BHP Steel (AIS) Pty Ltd, Glenbrook Holdings Pty Ltd, Alliances Pty Ltd, BHP Steel Consulting Services NZ Ltd, Tasman Steel Holdings Ltd, New Zealand Steel Holdings Ltd, New Zealand Steel Ltd, Glenbrook Representatitives Ltd, New Zealand Steel Development Ltd, Toward Industries Ltd, Steltech Structural Ltd, BHP Steel Trading NZ Ltd, New Zealand Steel Mining Ltd. Details of the entities acquired are as follows:-

Note 40. Investments in controlled entities (continued)

	$m
Fair value of identifiable net assets of the controlled entities acquired	
Plant and equipment	**2,157.5**
External receivables	**277.3**
Inventories	**397.0**
Cash	**56.1**
Other financial assets	**4.3**
Other assets	**29.1**
External payables	**(284.9)**
Deferred tax liability	**(309.2)**
Other provisions	**(231.5)**
Net related party loans	**(1,323.5)**
Cash consideration	**772.2**

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Outflow of cash to acquire controlled entity, net of cash acquired				
Cash consideration	**1,197.2**	105.9	**1,197.2**	105.9
Less: Balances acquired				
Cash	**56.1**	38.9	**-**	-
Deposit*	**425.0**	-	**-**	-
Outflow of cash	**716.1**	67.0	**1,197.2**	105.9

Disposal of controlled entity

* New Zealand Steel Ltd held a deposit for A$425 million which had a right of set off with a loan facility held with BHP Billiton Limited. Following the BHP Steel Group separation, the deposit has a right of set off with a loan from the ANZ Banking Group held by BHP Steel Finance Ltd. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the consolidated statement of financial position.

Note 41. Interests in joint ventures

Joint venture partnership
The parent entity has a 50% interest in North Star BHP Steel, the principal activity of which is the manufacturing of steel. The 50% interest was legally acquired from the BHP Billiton Group on 30 June 2002 through the acquisition of BHP Steel Investments Inc. in preparation for the demerging of the BHP Steel Group from the BHP Billiton Group in July 2002. Information relating to the joint venture partnership, presented in accordance with the accounting policy described in note 1(p), is set out below.

	Consolidated	
	2003	2002
	$m	$m
Movement in carrying amount of investment in partnership		
Carrying amount at the beginning of the financial year	**86.3**	-
Share of profit from ordinary activities after tax	**69.2**	-
Acquisition of partnership interest	**-**	86.3
Currency fluctuation	**(24.9)**	-
Carrying amount at the end of the financial year	**130.6**	86.3
Share of partnership's revenue, expenses and results		
Revenues	**464.1**	-
Expenses	**394.9**	-
Profit from ordinary activities before income tax	**69.2**	-
Retained profits attributable to the partnership at the end of the financial year	**69.2**	-
Share of partnership's assets and liabilities		
Current assets	**80.4**	112.5
Non-current assets	**240.3**	308.2
Total assets	**320.7**	420.7
Current liabilities	**115.8**	158.9
Non-current liabilities	**74.3**	175.5
Total liabilities	**190.1**	334.4
Net assets	**130.6**	86.3
Share of partnership's commitments		
Other commitments - information technology contract	**7.2**	-
Other commitments - long term utility supply contracts	**12.6**	19.1
Total expenditure commitments	**19.8**	19.1

Contingent liabilities
North Star BHP Steel has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to BHP Steel in the event of default by North Star BHP Steel. At 30 June 2003, BHP Steel's share of the North Star BHP Steel borrowings amounted to $97.0 million (2002: $184.2 million).

Reporting date
North Star BHP Steel has a 31 May reporting date.

Note 42. Reconciliation of profit/(loss) from ordinary activities after income tax to net cash inflow from operating activities

	Consolidated		Parent entity	
	2003	2002	**2003**	2002
	$m	$m	**$m**	$m
Profit from ordinary activities after income tax	**472.7**	3.8	**97.3**	(16.8)
Depreciation and amortisation	**270.1**	77.2	**61.5**	58.3
Write down of other assets to recoverable amount	**-**	10.2	**-**	10.2
Write down of investments to recoverable amount	**12.6**	0.4	**6.7**	-
Capitalised borrowing costs	**(4.4)**	-	**-**	-
Net (gain) loss on sale of non-current assets	**(4.5)**	(0.1)	**(4.3)**	(0.1)
Share of profits of associates and joint venture partnership not received as dividends or distributions	**(69.2)**	-	**-**	-
Change in operating assets and liabilities				
Decrease (increase) in trade debtors	**(22.8)**	37.0	**(23.8)**	16.5
Decrease (increase) in other debtors	**(76.1)**	2.1	**(7.9)**	1.6
Decrease (increase) in inventories	**(41.6)**	60.2	**(36.6)**	14.7
Decrease (increase) in other operating assets	**(1.9)**	(3.5)	**(1.3)**	2.2
(Decrease) increase in trade creditors	**19.9**	(56.1)	**19.4**	(33.4)
(Decrease) increase in other creditors	**(36.3)**	9.3	**(51.6)**	5.1
(Decrease) increase in income taxes payable	**105.6**	(24.7)	**38.7**	(18.2)
(Decrease) increase in deferred taxes	**(14.0)**	(20.7)	**(15.0)**	(9.8)
(Decrease) increase in other provisions and liabilities	**100.1**	28.7	**40.5**	24.8
(Decrease) increase in deferred income	**(1.4)**	-	**-**	-
Other variations	**2.6**	11.0	**(0.2)**	2.1
Net cash inflow from operating activities	**711.4**	134.8	**123.4**	57.2

Note 43. Earnings per share

	Consolidated	
	2003 **Cents**	2002 Cents
Basic earnings per share[1]	**57.1**	(16.3)

(1) There is no diluted earnings per share impact from the executive share rights scheme disclosed in note 34 as it is the current intention of the company to satisfy these entitlements by purchasing BHP Steel Limited shares on market.

	Consolidated	
	2003 **Number**	2002 Number
Weighted average number of shares		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**791,544,061**	63,247,945

	Consolidated	
	2003 **$m**	2002 $m
Reconciliations of earnings used in calculating earnings per share		
Basic earnings per share		
Net profit	**472.7**	3.8
Net profit attributable to outside equity interest	**(21.0)**	(14.1)
Earnings used in calculating basic earnings per share	**451.7**	(10.3)

BHP Steel Limited
Directors' declaration
30 June 2003

The directors declare that the financial statements and notes set out on pages 1 to 51:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



G J Kraehe
Chairman



K C Adams
Managing Director & CEO

Melbourne
28 August 2003

Independent audit report to the members of BHP Steel Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BHP Steel Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Independent audit report to the members of BHP Steel Limited (continued)

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of BHP Steel Limited is in accordance with:

(a) the *Corporations Act 2001* including:

(i) giving a true and fair view of the financial position of BHP Steel Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.



Ernst & Young



A I Beckett
Partner

Melbourne
28 August 2003




BLUESCOPE
STEEL

"Shareholder approval of the name change will see BlueScope Steel inherit a strong history, positive momentum from a great performance in 2002/03 and excellent prospects for future growth." *Graham Kraehe, Chairman*

Level 11, 120 Collins Street, Melbourne, Victoria 3000 Australia www.bluescopesteel.com